As filed with the Securities and Exchange Commission on July 8, 1999
                                                Registration Nos. 333-77605
                                                              and 811-09327

                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549
------------------------------------------------------------------------------

                                    FORM N-4

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 / /

                      Pre-Effective Amendment No. 1 /x/

                      Post-Effective Amendment No. / /
                                       And

     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 / /

                             Amendment No. 1 /x/

                 Allstate Financial Advisors Separate Account I
                           (Exact Name of Registrant)

                         Allstate Life Insurance Company
                               (Name of Depositor)

                               Michael J. Velotta
                  Vice President, Secretary and General Counsel
                         Allstate Life Insurance Company
                  3100 Sanders Road, Northbrook, Illinois 60062
                                 (847) 402-2400
                     ( Name and Address of Agent of Service)

                                   Copies to:
                              Stephen E. Roth, Esq.
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415

                  Approximate Date of Proposed Public Offering:
    As soon as practicable after effectiveness of the Registration Statement
------------------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
------------------------------------------------------------------------------
Title of Securities Being Registered: Units of Interest in the Separate Account under flexible payment deferred variable annuity contracts.

                                SelectDirections
              Flexible Premium Deferred Variable Annuity Contracts
                                    Issued By
                         Allstate Life Insurance Company
                               In Connection With
                 Allstate Financial Advisors Separate Account I
    Street Address: Allstate Life Insurance Company; Nebraska Service Center;
            206 South 13th Street-Suite 100; Lincoln, Nebraska 68508
   Mailing Address: Allstate Life Insurance Company; Nebraska Service Center;
                  P.O. Box 80469; Lincoln, Nebraska 68501-0469
                        Telephone Number: 1-800-632-3492

This prospectus describes SelectDirections, an individual and group flexible premium deferred variable annuity contract ("Contract") offered by Allstate Life Insurance Company ("we" or "Allstate"). Please read this prospectus and keep it for future reference. It contains important information about the Contract that you should know before investing.

The Contract currently offers 26 investment alternatives: 2 Fixed Account Options (Standard and Dollar Cost Averaging) and 24 Variable Subaccounts of the Allstate Financial Advisors Separate Account I ("Variable Account.") Money you direct into a Variable Subaccount is invested exclusively in one of the following mutual fund portfolios:

AIM Variable Insurance Funds, Inc.:
   AIM V.I. Capital Appreciation Fund
   AIM V.I. Diversified Income Fund
   AIM V.I. Growth and Income Fund
   AIM V.I. International Equity Fund
   AIM V.I. Value Fund
Fidelity Insurance Product Fund (VIP):
   Fidelity VIP Growth
   Fidelity VIP High Income
   Fidelity VIP Overseas
Fidelity Insurance Products Fund II (VIPII):
   Fidelity VIPII Contrafund
   Fidelity VIPII Index 500
   Fidelity VIP II Investment Grade


MFS Variable Insurance Trust:
   MFS Bond
   MFS Growth with Income
   MFS High Income
   MFS New Discovery
Oppenheimer Variable Account Funds:
   Oppenheimer Bond/VA
   Oppenheimer Capital Appreciation/VA
   Oppenheimer Global Securities/VA
   Oppenheimer High Income/VA
   Oppenheimer Small Cap Growth/VA
Van Kampen Life Investment Trust
  Van Kampen Comstock
  Van Kampen Domestic Income
  Van Kampen Emerging Growth
  Van Kampen Money Market

     Variable annuity contracts involve certain risks, including possible loss of principal.

o The investment performance of the portfolios in which the Variable Subaccounts invest will vary.
o        We do not guarantee  how any of the portfolios will perform.
o The Contract is not a deposit or obligation of any bank, and no bank endorses or guarantees the Contract.
o Neither the U.S. Government nor any federal agency insures your investment in the Contract.




To learn more about the Contract, you may want to read the Statement of Additional Information ("SAI"), dated ____, 1999. We filed the SAI with the U.S. Securities and Exchange Commission ("SEC") and have incorporated it by reference into this prospectus, which means that it is legally a part of this prospectus. The SAI's table of contents appears at the end of this prospectus. For a free copy of the SAI, contact us at the address or telephone number above, or go to the SEC's website (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's website. You may also read and copy any of these documents at the SEC's public reference room in Washington, D.C. Call 1-800-SEC-0330 for further information on the operation of the public reference room.

The Securities and Exchange Commission has not approved or disapproved the securities described in this prospectus, nor has it passed on the accuracy or adequacy of this prospectus. Anyone who tells you otherwise is committing a federal crime.

                 The date of this prospectus is _____, 1999.


This prospectus must be accompanied or preceded by current prospectuses for the portfolios listed above. If any of these prospectuses is missing or outdated, please contact us and we will send you the prospectus you need.


                                    Table Of Contents
Glossary..................................................................................1
Questions And Answers About SelectDirections..............................................4
Fee Table.................................................................................6
   Examples...............................................................................9
   Condensed Financial Information.......................................................11
Description Of The SelectDirections Contract.............................................11
   Summary...............................................................................11
   Contract Owner........................................................................11
   Annuitant.............................................................................12
   Modification Of The Contract..........................................................12
   Assignment............................................................................12
   Return Privilege......................................................................12
Purchases And Contract Value.............................................................13
   Purchasing the Contract...............................................................13
   Automatic Payment Plan................................................................13
   Allocation Of Purchase Payments.......................................................13
   Contract Value........................................................................14
   Variable Account Accumulation Unit Value..............................................14
Transfers................................................................................14
   Transfers During The Accumulation Phase...............................................14
   Transfers Authorized By Telephone.....................................................15
   Automatic Dollar Cost Averaging Program...............................................15
   Portfolio Rebalancing.................................................................16
The Investment Alternatives..............................................................17
   Variable Subaccount Investments.......................................................17
   Investment Objectives of the Portfolios...............................................17
   Voting Rights.........................................................................20
   Additions, Deletions, And Substitutions Of Portfolios.................................20
   The Fixed Account Options.............................................................21
     General.............................................................................21
     Standard Fixed Account Option.......................................................21
     Dollar Cost Averaging Fixed Account Option..........................................21
Income Payments..........................................................................21
   Payout Start Date.....................................................................21
   Income Plans..........................................................................22
   Income Payments: General..............................................................23
   Variable Income Payments..............................................................24
   Fixed Income Payments.................................................................24
   Transfers During The Payout Phase.....................................................25
   Death Benefit During The Payout Phase.................................................25
   Certain Employee Benefit Plans........................................................25
Death Benefits...........................................................................25
   The Death Benefit: General............................................................25
   Standard Death Benefit................................................................26
   Claim and Payment.....................................................................26
   Enhanced Death Benefit Rider..........................................................28
     Enhanced Death Benefit A............................................................28
     Enhanced Death Benefit B............................................................28
   Enhanced Death And Income Benefit Rider...............................................29
   Beneficiary...........................................................................29
Access To Your Money.....................................................................30
   In General............................................................................30
   Partial Withdrawals...................................................................30
   Total Withdrawal......................................................................30
   Substantially Equal Periodic Payments.................................................31
   Systematic Withdrawal Program.........................................................31
   ERISA Plans...........................................................................32
   Minimum Contract Value................................................................32
Contract Charges.........................................................................32
   Mortality And Expense Risk Charge.....................................................32
   Administrative Expense Charge.........................................................33
   Contract Maintenance Charge...........................................................33
   Transfer Fee..........................................................................33
   Withdrawal Charge.....................................................................34
   Free Withdrawal.......................................................................35
   Waiver of Withdrawal Charges..........................................................35
     General.............................................................................35
     Confinement Waiver..................................................................35
     Terminal Illness Waiver.............................................................36
     Unemployment Waiver.................................................................36
   Premium Taxes.........................................................................36
   Deduction For Variable Account Income Taxes...........................................36
   Other Expenses........................................................................36
Tax Matters..............................................................................37
   Introduction..........................................................................37
   Taxation Of Annuities In General......................................................37
     Tax Deferral........................................................................37
     Non-Natural Owners..................................................................37
     Diversification Requirements........................................................37
     Ownership Treatment.................................................................37
     Taxation Of Partial And Full Withdrawals............................................38
     Taxation Of Income Payments.........................................................38
     Taxation Of Annuity Death Benefits..................................................39
     Penalty Tax On Premature Distributions..............................................39
     Aggregation Of Annuity Contracts....................................................39
   Tax Qualified Contracts...............................................................39
   Income Tax Withholding................................................................40
Performance Information..................................................................40
   Yields and Standard Total Return......................................................40
   Other Performance Data................................................................41
Allstate Life Insurance Company And The Variable Account.................................42
   Allstate Life Insurance Company.......................................................42
     Financial Statements Of Allstate....................................................42
   The Variable Account..................................................................42
Administration...........................................................................43
Year 2000................................................................................43
Market Timing And Asset Allocation Services..............................................44
Distribution Of Contracts................................................................44
Legal Proceedings........................................................................44
Legal Matters............................................................................44
Experts..................................................................................44
Registration Statement...................................................................45
Table Of Contents Of the Statement Of Additional Information.............................46

                                        Glossary

For your convenience, we are providing a glossary of the special terms we use in this prospectus.

accumulation phase - The first of two phases during the life of the Contract. The accumulation phase begins on the issue date and will continue until the payout start date unless you terminate the Contract before that date.

accumulation unit - The unit of measurement we use to calculate the value of your investment in the Variable Subaccounts during the accumulation phase.

annuitant - The individual whose age determines the latest payout start date and whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period).

annuity unit - A unit of measurement which we use to calculate the amount of variable income payments.

beneficiary(ies) - The person(s) you designate to receive any death benefits under the Contract.

Company ("we," "us," "our," "Allstate") - Allstate Life Insurance Company.

Contract - SelectDirections, a flexible premium variable annuity. In certain states, the Contract is available only as a group Contract. In those states we issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise.

contract anniversary - Each anniversary of the issue date.

contract owner ("you") - The person(s) having the privileges of ownership defined in the Contract. If your Contract is issued as part of a retirement plan, your ownership privileges may be modified by the plan.

contract value - The sum of the values of your interests in the Variable Subaccounts of the variable account and the Fixed Account Options.

contract year - Each twelve-month period beginning on the issue date and on each contract anniversary.

Fixed Account Options - Two options to which you can direct your money under the Contract that provide a guarantee of principal and minimum interest. The Fixed Account Options are the dollar cost averaging fixed account ("DCA Account") and the Standard Fixed Account. Fixed account assets are our general account assets.

fixed income payments - A series of income payments that are fixed in amount.

guarantee period - A one year period during which we will credit a specific effective annual interest rate on an amount you allocate to the Standard Fixed Account.

Income Plan - A series of payments we will make on a scheduled basis to you or to another person designated by you. These payments (called "income payments") will begin on the payout start date and continue until we make the last payment required by the Income Plan you select. You can elect to receive income payments for life and/or for a pre-set number of years, and you may elect to receive fixed or variable income payments or a combination of both.

issue date - The date when the Contract becomes effective.

latest payout start date - The latest date by which you must begin to receive income payments under the Income Plan you select.

net investment factor - The factor we use to determine the value of an accumulation unit or annuity unit in any valuation period. We determine the net investment factor separately for each Variable Subaccount.

non-qualified plan - A retirement plan which does not receive special tax treatment under Sections 401, 403(b), 408, 408A or 457 of the Tax Code.

payment year - Each twelve-month period measured from the date we receive a purchase payment.

payout phase - The second of two phases during the life of your Contract. The payout phase begins on the payout start date. During this phase, you receive income payments under the Income Plan you choose until we have made the last payment required by the plan.

payout start date - The date on which income payments are scheduled to begin.

portfolio(s) - The underlying mutual funds in which the Variable Subaccounts invest. Each portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

purchase payments - Amounts paid to us as premium for the Contract by you or on your behalf.

qualified plan - A retirement plan which receives special tax treatment under Sections 401, 403(b), 408 or 408A of the Tax Code or a deferred compensation plan for a state and local government or another tax exempt organization under
Section 457 of the Tax Code.

settlement value - The amount we will pay in the event you fully withdraw all contract value. It is equal to the contract value, less any applicable premium taxes, income tax withholding, withdrawal charge, and the contract maintenance charge.

Tax Code - The Internal Revenue Code of 1986, as amended.

valuation date - Each day the New York Stock Exchange ("NYSE") is open for business. Allstate is open for business on each day the NYSE is open.

valuation period - The period of time over which we determine the change in the value of the Variable Subaccounts in order to price accumulation units and annuity units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern time on each valuation date) and ends at the close of the NYSE on the next valuation date.

variable account - The Allstate Financial Advisors Separate Account I is a separate investment account composed of Variable Subaccounts that we established to receive and invest purchase payments paid under the Contract.

Variable Subaccount - A subdivision of the variable account, which invests exclusively in shares of one of the portfolios.

variable income payments - A series of income payments that vary in amount based on changes in the value of the Variable Subaccounts in which you are invested at that time.

withdrawal charge - The contingent deferred sales charge that we may assess if you withdraw your contract value.

                     Questions And Answers About SelectDirections

The following are answers to some of the key questions you may have about the SelectDirections Contract. Please read the remainder of this prospectus for more information.

1.   What Is SelectDirections?

SelectDirections is a contract between you (the Contract owner) and Allstate, a life insurance company, that is a flexible premium deferred variable annuity contract. It is designed for tax-deferred retirement investing and is available for non-qualified or qualified retirement plans.

Like all deferred annuity contracts, SelectDirections has two phases: the accumulation phase and the payout phase. During the accumulation phase, you can save for retirement by investing in the investment alternatives and pay no federal income taxes on any earnings until you withdraw them. During the payout phase, you can receive retirement income for life and/or for a pre-set number of years by selecting one of the Income Plans described in the answer to Question
2. The amount of money you accumulate under your Contract during the accumulation phase and apply to an Income Plan will be used to determine the amount of your income payments during the payout phase.

The accumulation phase begins on the issue date and continues until the payout start date. During the accumulation phase, you may invest your purchase payments in one or more of the Variable Subaccounts or, in most states, allocate them to the Fixed Account Options. The value of your Contract will depend on the investment performance of the Variable Subaccounts and the amount of interest we credit to the Fixed Account Options.

During the  accumulation  phase,  each Variable  Subaccount  invests in a single investment  portfolio  of a  mutual  fund.  The  portfolios  offer  a  range  of investment  objectives,  from  conservative  to aggressive.  You bear the entire investment  risk on  amounts  you  allocate  to the  Variable  Subaccounts.  The investment policies and risks of each portfolio are described in the accompanying prospectuses for the portfolios. In some states, you may also allocate all or part of your contract value to the "Fixed Account Options", as described in the answer to Question 5.

During the payout phase, you will receive income payments for life and/or for a selected number of years under one of the Income Plans we offer. Your income payments begin on the payout start date and continue until we make the last payment required by the Income Plan you select. During the payout phase, if you select a fixed income payment option, we will guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Subaccounts, the amount of your income payments will vary up or down depending on the performance of the corresponding portfolio in which you are invested at that time.

2.   What Income Plans Does SelectDirections Offer? (See Income Plans p. 23)

Beginning on the payout start date, you may receive income payments on a fixed or a variable basis or a combination of the two.

We offer a variety of ^ Income Plans including:

o    a life annuity with payments guaranteed for five to twenty years;

o a joint and full survivorship annuity, with payments guaranteed for five to twenty years; and

o    fixed payments for a specified period of five to thirty years.

Call us to inquire about other options.

You may change your Income Plan at any time before the payout start date. You may select the payout start date. The latest date you may select, however, is the later of the tenth contract anniversary or the annuitant's 90th birthday. If your Contract was issued in connection with a qualified plan, different deadlines may apply.

If you select an Income Plan that provides income payments on a variable basis, the amount of our payments to you will be affected by the investment performance of the Variable Subaccounts you have selected at that time. The fixed portion of your income payments, on the other hand, generally will be equal in amount to the initial payment we determine. As explained in more detail below, however, during the payout phase you will have a limited ability to change the relative weighting of the Variable Subaccounts on which your variable income payments are based or to increase the portion of your income payments consisting of fixed income payments.

3.   How Do I Buy SelectDirections? (See Purchases and Contract Value p. 13)

You can obtain a Contract application from your Allstate agent or Allstate Life Specialist. Your initial purchase payment must be at least $1,200. We will not issue a Contract to you if either you or the annuitant is age 90 or older before we receive your application.

4. What Are My Investment Alternatives Under SelectDirections? (See Variable Account Investments p. 17)

During the accumulation phase, you can allocate and reallocate your investment among the Fixed Account Options and the Variable Subaccounts. Each Variable Subaccount invests in a single portfolio. The portfolios we offer through the Variable Subaccounts under this Contract are:

AIM Variable Insurance Funds, Inc.:
   AIM V.I. Capital Appreciation
   AIM V.I. Diversified Income
   AIM V.I. Growth and Income
   AIM V.I. International Equity
   AIM V.I. Value
Fidelity Insurance Product Fund (VIP):
   Fidelity VIP Growth
   Fidelity VIP High Income
   Fidelity VIP Overseas
Fidelity Insurance Products Fund II (VIPII):
   Fidelity VIPII Contrafund
   Fidelity VIPII Index 500
   Fidelity VIP II Investment Grade



MFS Variable Insurance Trust:
   MFS Bond
   MFS Growth with Income
   MFS High Income
   MFS New Discovery
Oppenheimer Variable Account Funds:
   Oppenheimer Bond/VA
   Oppenheimer Capital Appreciation/VA
   Oppenheimer Global Securities/VA
   Oppenheimer High Income/VA
   Oppenheimer Small Cap Growth/VA
Van Kampen Life Investment Trust:
    Van Kampen Comstock
    Van Kampen Domestic Income
    Van Kampen Emerging Growth
    Van Kampen Money Market

Each portfolio holds its assets separately from the assets of the other portfolios. Each portfolio has distinct investment objectives and policies which are described in the accompanying prospectuses for the portfolios.

5.   What Are The Fixed Account Options? (See Fixed Account Options p. 21)

We offer two Fixed Account Options: the Standard Fixed Account Option and the Dollar Cost Averaging Fixed Account Option.

We credit interest daily to money allocated to the Fixed Account Options at a rate which compounds over one year to the interest rate we guaranteed when the money was allocated. We will credit interest on the initial purchase payment allocated to the Fixed Account Options from the issue date. We will credit interest to subsequent purchase payments allocated to the Fixed Account Options from the date we receive them at a rate declared by us. We will credit interest to transfers from the date the transfer is made.

Standard Fixed Account Option: Money in the Standard Fixed Account Option will earn interest at the current rate in effect at the time of allocation or transfer to the Standard Fixed Account Option. We currently offer a one year guarantee period. Other guarantee periods may be offered at our discretion. Subsequent renewal dates will be on anniversaries of the first renewal date. After the initial guarantee period, a renewal rate will be declared at our discretion. We guarantee that the money you place in the Standard Fixed Account Option will earn interest at an annual rate of at least 3.0%.

Dollar Cost Averaging Fixed Account Option: You may direct all or a portion of your purchase payments to the Dollar Cost Averaging Fixed Account Option ("DCA Account"). The payments, plus interest, will be transferred out of the DCA Account in equal monthly installments and placed in the Variable Subaccounts or the Standard Fixed Account Option in the percentages you designate. When you make an allocation to the DCA Account, we will set an interest rate applicable to that amount. We will then credit interest at that rate to that amount until it has been entirely transferred to your chosen Variable Subaccounts or the Standard Fixed Account Option. We will complete the transfers within one year of the allocation. At our discretion we may change the rate that we set for new allocations to the DCA Account. We will never, however, set a rate less than an effective annual rate of 3.0%.

6.   What Are My Expenses Under SelectDirections? (See Contract Charges p. 32)

Contract Maintenance Charge

Each year on the contract anniversary we subtract an annual contract maintenance charge of $35 from your contract value in the Variable Subaccounts. We will waive this charge if you pay $50,000 or more in total purchase payments or if you have allocated all of your contract value to the Fixed Account Options on the contract anniversary.

During the accumulation phase, we will subtract the annual contract maintenance charge from the Van Kampen Money Market Variable Subaccount. If the Van Kampen Money Market Variable Subaccount has insufficient funds, then we will subtract the contract maintenance charge in equal parts from the other Variable Subaccounts in the proportion that your value in each bears to your total value in all Variable Subaccounts, excluding the Van Kampen Money Market Variable Subaccount.

After the payout start date, the contract maintenance charge will be deducted in equal parts from each income payment. We waive this charge if on the payout start date your contract value is $50,000 or more or if all payments are fixed income payments.

Mortality And Expense Risk Charge and Administrative Expense Charge If you select the standard death benefit, we impose a mortality and expense risk charge at an annual rate of 1.15% of your average daily net assets in the Variable Subaccounts and an administrative expense charge at an annual rate of .10% of your average daily net assets in the Variable Subaccounts. If you select one of our optional enhanced benefit riders, we will charge a higher mortality and expense risk charge. These charges are assessed each day during the accumulation phase and will be assessed during the payout phase if you choose variable income payments. We guarantee that we will not raise these charges.

Transfer Fee
Although we currently waive the transfer fee, the Contract permits us to charge you up to $10 per transfer for each transfer after the 12th transfer in any contract year.

Withdrawal Charge
During the accumulation phase, you may withdraw all or part of your contract value before your death or, if the Contract is owned by a company or other legal entity, before the annuitant's death. Certain withdrawals may be made without payment of any withdrawal charge. Other withdrawals are subject to the withdrawal charge.

In most states, we also may waive the withdrawal charge if you: (1) require long-term medical or custodial care outside the home; (2) become unemployed;
(3) are diagnosed with a terminal illness; or (4) begin taking your required minimum distribution payments under a qualified plan. These provisions will apply to the annuitant, if the Contract is owned by a company or other legal entity. Additional restrictions and costs may apply to Contracts issued in connection with qualified plans. In addition, withdrawals may trigger tax liabilities and penalties. You should consult with your tax counselor to determine what effect a withdrawal might have on your tax liability.

Each year, free of withdrawal charge, you may withdraw the free withdrawal amount, which equals the greater of:

(1)      earnings not previously withdrawn; or
(2)      15% of  purchase payments.

Any free withdrawal amount which is not withdrawn during a contract year may not be carried over to increase the free withdrawal amount available in a subsequent year. In addition, you may withdraw, free of withdrawal charge, any purchase payment that has been held by us for more than seven years.

We calculate the withdrawal charge from the date you made the purchase payment(s) being withdrawn. The withdrawal charge will vary depending on the number of years since you made the purchase payment(s) .

Payment Year:            1       2      3      4      5      6    7   8+
-------------            -       -      -      -      -      -    -   --

Withdrawal Charge:       7%      7%     6%     6%     5%     4%   3%  0
------------------       --      --     --     --     --     --   --  -


In determining withdrawal charges, we will treat your purchase payments as being withdrawn on a first-in first-out basis.


Premium Taxes
We will deduct state premium taxes, which currently range from 0% to 3.50%, if you fully or partially withdraw your contract value, or if we pay out death benefit proceeds, or if you begin to receive regular income payments. We only charge premium taxes in those states that require us to pay premium taxes.

Other Expenses
In addition to our charges under the Contract, each portfolio deducts fees and charges from its assets to pay its investment advisory fees and other expenses.

7.   How Will My Investment In  SelectDirections  Be Taxed?  (See Tax Matters p.
     37)

You should consult a qualified tax adviser for personalized answers. Generally, earnings under variable annuities are not taxed until amounts are withdrawn or distributions are made. This deferral of taxes is designed to encourage long-term personal savings and supplemental retirement plans. The taxable portion of a withdrawal or distribution is taxed as ordinary income.

Special rules apply if the Contract is owned by a company or other legal entity. Generally, such an owner must include in income any increase in the excess of the contract value over the "investment in the contract" during the taxable year.

8. Do I Have Access To My Money? (See Access To My Money p. 30)

At any time during the accumulation phase, we will pay you all or part of the value of your Contract, minus any applicable charge, if you request a full or partial withdrawal. Generally, a partial withdrawal must equal at least $50, and after the withdrawal your remaining contract value must equal at least $500.

Although you have access to your money during the accumulation phase, certain charges, such as the contract maintenance charge, the withdrawal charge, and premium tax charges, may be deducted if you withdraw all or part of your contract value. You may also incur Federal income tax liability or tax penalties.

After the payout start date, under certain Income Plans, you may be entitled to withdraw the commuted value of the remaining income payments.

9.   What Is The Death Benefit? (See Death Benefit p. 25)

We will pay a death benefit while the Contract is in force and before the payout start date, if the contract owner dies, or if the annuitant dies and the contract owner is not a natural person. To obtain payment of the death benefit, the beneficiary must submit to us written proof of death as specified in the Contract.

The standard death benefit is the greatest of the following:

(1) your total purchase payments reduced proportionately for any prior partial withdrawals;

(2)  your contract value on the date we determine the death benefit; or

(3) your contract value on each contract anniversary evenly divisible by seven, increased by the total purchase payments since that anniversary and reduced proportionately by any partial withdrawals since that anniversary.

We also offer two optional enhanced death benefit riders, which are described later in this prospectus.

We will determine the value of the death benefit on the day that we receive all of the information that we need to process the claim.

10.  What Else Should I Know About SelectDirections?

Allocation Of Purchase Payments (See Allocation of Purchase Payments p. 13) In your Contract application, you may allocate your initial purchase payment to the Variable Subaccounts and the Fixed Account Options. You may make your allocations in specific dollar amounts or percentages, which must be whole numbers that add up to 100%. When you make subsequent purchase payments, you may again specify how you want your payments allocated. If you do not, we will automatically allocate the payment based on your most recent instructions. You may not allocate purchase payments to the Fixed Account Options if they are not available in your state.

Transfers (See Transfers during the Accumulation  Phase p. 14)
During the  accumulation   phase,  you may transfer  contract value among the
Variable Subaccounts and from the Variable Subaccounts to the Standard Fixed Account. The minimum amount that may be transferred is $100. If the total amount remaining in the Standard Fixed Account option or in a Variable Subaccount
after  a  transfer  would  be  less  than  $100,  the  entire  amount   will be
transferred.

The maximum amount you may transfer from the Standard Fixed Account during any contract year is the greater of 30% of the Standard Fixed Account balance as of the last contract anniversary or the greatest of any prior transfer from the Standard Fixed Account. This limit does not apply to dollar cost averaging. You may instruct us to transfer contract value by writing or calling us.

You may also use our automatic dollar cost averaging or portfolio rebalancing programs. You may not use both programs at the same time.

          Dollar Cost Averaging (See Automatic Dollar Cost Averaging  Program p.
          15) Under the dollar cost averaging program, amounts are automatically transferred at regular intervals from the Standard Fixed Account or a Variable Subaccount of your choosing to up to 8 options, including other Variable Subaccounts or the Standard Fixed Account. Transfers may be made monthly, quarterly, or annually.

          Portfolio Rebalancing (See Portfolio Rebalancing p. 16) Under the portfolio rebalancing program, you can maintain the percentage of your contract value allocated to each Variable Subaccount at a pre-set level. Investment results will shift the balance of your contract value allocations. If you elect rebalancing, we will automatically transfer your contract value back to the specified percentages at the frequency (monthly, quarterly, semiannually, annually) that you specify. You may not include the Fixed Account Options in a portfolio rebalancing program. You also may not elect rebalancing after the payout start date.

          Transfers During the Payout Phase You may not make any transfers among the Variable Subaccounts for the first six months after the payout start date. Thereafter, you may make transfers among the Variable Subaccounts, but these transfers must be at least 6 months apart. You can make transfers from the Variable Subaccount to increase your fixed income payments only if you have chosen Income Plan 3. You may not, however, convert any portion of your right to receive fixed income payments into variable income payments.

Return Privilege  (See Return Privilege p.  12)
You may cancel the Contract by returning it to us within 20 days after you receive it, or after whatever longer period may be permitted by state law. You may return it by delivering it or mailing it to us or your Allstate Agent or Allstate Life Specialist. If you return the Contract, the Contract terminates and, in most states, we will pay you an amount equal to the contract value on the date we (or your Allstate Agent or Allstate Life Specialist) receive the Contract from you. The contract value may be more or less than your purchase payments. In the states of California, Maryland, Minnesota, North Carolina, North Dakota, Oregon, South Carolina, Utah, Washington, and West Virginia, we are required to send you the amount of your purchase payments. Since state laws differ as to the consequences of returning a Contract, you should refer to your Contract for specific information about your circumstances.

11.  Who Can I Contact For More Information?

         You can write to us at:

                  Allstate Life Insurance Company
                   Nebraska Service Center
                  206 South 13th Street -Suite 100
                  Lincoln, Nebraska 68508

                  Allstate Life Insurance Company
                  Nebraska Service Center
                  P.O. Box 80469
                  Lincoln, Nebraska 68501-0469

                  Or call us at:
                  1-800-632-3492

                                       Fee  Table

Contract Owner Transaction Expenses

Withdrawal Charge
(as a percentage of Purchase Payments)

                  Payment                      Withdrawal Charge
                  Year                             Percentage


                  First    .........................  7%
                  Second   .........................  7%
                  Third    .........................  6%
                  Fourth   .........................  6%
                  Fifth    .........................  5%
                  Sixth    .........................  4%
                  Seventh  .........................  3%
                  Eighth and later .................  0%


Transfer  Fee  (Applies  solely  to  transfers  after the 12th  transfer  in any contract year. We are currently waiving the transfer fee) .......... $ 10.00

Annual Contract Maintenance Charge...................................$ 35.00

Variable Account Expenses
(as a percentage of average daily net assets in the Variable Subaccounts of the variable account)

         With the Enhanced Death and Income Benefit Rider
         Mortality and Expense Risk Charge.............................. 1.55%
         Administrative Expense Charge.................................. 0.10%
         Total Variable Account Annual Expenses......................... 1.65%

         With the Enhanced Death Benefit Rider Only
         Mortality and Expense Risk Charge.............................. 1.35%
         Administrative Expense Charge.................................. 0.10%
         Total Variable Account Annual Expenses......................... 1.45%

         With the Standard Death Benefit
         Mortality and Expense Risk Charge ............................. 1.15%
         Administrative Expense Charge.................................. 0.10%
         Total Variable Account Annual Expenses......................... 1.25%


Portfolio Company Annual Expenses
(As A Percentage Of Portfolio Average Net Assets)
----------------------------------------------------- ------------------- -------------------- -----------------------
                                                       Management Fee       Other Expenses     Total Annual Expenses
                                                       (after any fee       (after any fee     (after any fee
                                                         waivers or          waivers or         waivers or reductions)
                     Portfolio                          reductions)          reductions)
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds, Inc.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
  AIM V.I. Capital Appreciation Fund                        0.62%                0.05%                 0.67%
  ----------------------------------                        -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
  AIM V.I. Diversified Income Fund                          0.60%                0.17%                 0.77%
  --------------------------------                          -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
  AIM V.I. Growth and Income Fund                           0.61%                0.04%                 0.65%
  -------------------------------                           -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
  AIM V.I. International Equity Fund                        0.75%                0.16%                 0.91%
  ----------------------------------                        -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
  AIM V.I. Value Fund                                       0.61%                0.05%                 0.66%
  -------------------                                       -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------------------------------------------------------------------------
Fidelity Insurance Products Fund (VIP)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Fidelity VIP Growth (1)   (Initial Class)                0.59%                0.09%                 0.68%
   -----------------------------------------                -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Fidelity VIP High Income  (Initial Class)                0.58%                0.12%                 0.70%
   -----------------------------------------                -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Fidelity VIP Overseas (1) (Initial Class)                0.74%                0.17%                 0.91%
   --------------------- -------------------                -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------------------------------------------------------------------------
Fidelity Insurance Products Fund II (VIP II)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Fidelity VIP II Contrafund  (1) (Initial Class)          0.59%                0.11%                 0.70%
   -----------------------------------------------          -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Fidelity VIP II Index 500 (1) (Initial Class)            0.24%                0.11%                 0.35%
   ---------------------------------------------            -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Fidelity VIP II Investment Grade (Initial                0.43%                0.14%                 0.57%
   ----------------------------------------------           -----                -----                 -----
       Class)
       ------
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------------------------------------------------------------------------
MFS Variable Insurance Trust
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   MFS Bond (2)(3)(4)                                       0.60%                0.41%                 1.02%
   ------------------                                       -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   MFS Growth with Income (2)(3)                            0.75%                0.13%                 0.88%
   -----------------------------                            -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   MFS High Income (2)(3)                                   0.75%                0.28%                 1.03%
   ----------------------                                   -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   MFS New Discovery (2)(3)(4)                              0.90%                0.27%                 1.17%
   ---------------------------                              -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Oppenheimer Bond/VA                                      0.72%                0.02%                 0.74%
   -------------------                                      -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Oppenheimer Capital Appreciation/VA                      0.72%                0.03%                 0.75%
   -----------------------------------                      -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Oppenheimer Global Securities/VA                         0.68%                0.06%                 0.74%
   --------------------------------                         -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Oppenheimer High Income/VA                               0.74%                0.04%                 0.78%
   --------------------------                               -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Oppenheimer Small Cap Growth/VA (5)                      0.75%                0.12%                 0.87%
   -----------------------------------                      -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------------------------------------------------------------------------
Van Kampen Life Investment Trust
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Van Kampen Comstock (6)(7)                               0.00%                0.95%                 0.95%
   --------------------------                               -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Van Kampen Domestic Income (7)                           0.01%                0.59%                 0.60%
   ------------------------------                           -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Van Kampen Emerging Growth (7)                           0.32%                0.53%                 0.85%
   ------------------------------                           -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------
----------------------------------------------------- ------------------- -------------------- -----------------------
   Van Kampen Money Market (7)                              0.11%                0.49%                 0.60%
   ---------------------------                              -----                -----                 -----
----------------------------------------------------- ------------------- -------------------- -----------------------

Footnotes
(1) A portion of the brokerage commissions that certain Fidelity VIP and Fidelity VIPII Portfolios paid was used to reduce fund expenses. In addition, certain of these Portfolios, or their investment adviser on behalf of the Portfolios, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total operating expenses, after reimbursements for the Fidelity VIPII Index 500 Portfolio, as presented in the fee table above, would have been: 0.66% for the Fidelity VIP Growth Portfolio; 0.89% for Fidelity VIP Overseas; 0.28% for the Fidelity VIPII Index 500 Portfolio; and 0.66% for the Fidelity VIPII Contrafund Portfolio.
(2) Each portfolio of the MFS Variable Insurance Trust has an expense offset arrangement which reduces the portfolio's custodian fee based upon the amount of cash maintained by the portfolio with its custodian and divided disbursing agent. Each portfolio may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the portfolio's expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the portfolios.
(3)  MFS  has  agreed  to  bear  expenses  for  these  portfolios,   subject  to
     reimbursement by these portfolios, such that each portfolio's "Other Expenses" shall not exceed the following percentages of the average daily net assets of the portfolio during the current fiscal year, 0.40% for the Bond Portfolio and 0.25% for each remaining portfolio. The payments made by MFS on behalf of each portfolio under this arrangement are subject to reimbursement by the portfolio to MFS, which will be accomplished by the payment of an expense reimbursement fee by the portfolio to MFS computed and paid monthly at a percentage of the portfolio's average daily net assets for its then current fiscal year, with a limitation that immediately after such payment the portfolio's "Other Expenses" will not exceed the percentage set forth above for that portfolio. The obligation of MFS to bear a portfolio's "Other Expenses" pursuant to this arrangement, and the portfolio's obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payment by the portfolios equal the prior payment of such reimbursement expenses by MFS, or December 31, 2004 (May 1, 2001, in the case of the New Discovery Portfolio). MFS may, in its discretion, terminate this arrangement at an earlier date, provided that the arrangement will continue for each portfolio until at least May 1, 2000, unless terminated with the consent of the board of trustees which oversees the portfolios.
(4) The figures shown in the Fee Table have been reduced to reflect certain expense reimbursements from MFS, the investment adviser to the MFS Variable Insurance Trust. If MFS had not reimbursed these expenses, then the Management Fees, Other Expenses and Total Annual Expenses for the fiscal year ended December 31, 1998 would have been: for the MFS Bond Portfolio, 0.60%, 0.83% and 1.23%, respectively; and for the MFS New Discovery Portfolio, 0.90%, 4.32% and 5.22%, respectively.
(5) Because the Oppenheimer Small Cap Growth/VA Portfolio began operations on May 1, 1998, the percentages for expenses in the Fee Table above are annualized.
(6) Because the Van Kampen Comstock Portfolio had not begun operations as of December 31, 1998, the percentages for fees and expenses in the Fee Table are estimated for the current fiscal year.
(7) The figures shown in the Fee Table have been reduced to reflect certain voluntary fee waivers and expense reimbursements from Van Kampen Asset Management Inc. the investment adviser. If the investment adviser had not waived fees and reimbursed expenses, then the Management Fee, Other Expenses and Total Annual Expenses for the fiscal year ended December 31, 1998 would have been: for the Van Kampen Domestic Income Portfolio, 0.50%, 0.59% and 1.09%, respectively; for the Van Kampen Emerging Growth
     Portfolio, 0.70%, 0.53% and 1.23%, respectively; for the Van Kampen Money Market Portfolio, 0.50%, 0.49% and 0.99%, respectively; and for the Van Kampen Comstock Portfolio, the estimated Management Fee, Other Expenses and Total Annual Expenses for 1999 would be 0.60%, 1.45% and 2.05%, respectively.

Examples
Example 1

Example 1 below shows the dollar amount of expenses that you would bear directly or indirectly if you:

o    invested $1,000 in a Variable Subaccount;

o    earned a 5% annual return on your investment;

o fully withdrew from your Contract, or began receiving income payments for a specified period of less than 120 months, at the end of each time period; and

o elected the Enhanced Death and Income Benefit Rider (with total variable account expenses of 1.65%).

Example 2

Same assumptions as Example 1, except that you elected the standard death benefit (with total variable account expenses of 1.25%).


                                              Example 1                         Example 2
                                              ---------                         ---------

------------------------------------------------ --------------- =============== --------------- ---------------
Variable Subaccount                                  1 Year         3 Years          1 Year        3 Years
--------                                                                              ------        -------
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
AIM Variable Insurance Funds, Inc.
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   AIM V.I. Capital Appreciation                      $88            $139             $84            $127
   -----------------------------                      ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   AIM V.I. Diversified Income                        $89            $142             $85            $130
   ---------------------------                        ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   AIM V.I. Growth and Income                         $88            $139             $84            $126
   --------------------------                         ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   AIM V.I. International Equity                      $91            $147             $87            $134
   -----------------------------                      ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   AIM V.I. Value                                     $88            $139             $84            $127
   --------------                                     ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
Fidelity Variable Insurance Fund (VIP)
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
  Fidelity VIP Growth                                 $88            $140             $84            $127
  -------------------                                 ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
  Fidelity VIP High Income                            $89            $140             $84            $128
  ------------------------                            ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
  Fidelity VIP Overseas                               $91            $147             $87            $134
  ---------------------                               ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
Fidelity Variable Insurance Fund II    (VIPII)
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Fidelity VIPII Contrafund                          $89            $140             $84            $128
   -------------------------                          ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Fidelity VIPII Index 500                           $85            $129             $81            $117
   ------------------------                           ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Fidelity VIPII Investment Bond                     $87            $136             $83            $124
   ------------------------------                     ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
MFS Variable Insurance Trust
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   MFS Bond                                           $92            $150             $88            $137
   --------                                           ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   MFS Growth with Income                             $90             $145            $86             $133
   ----------------------                             ---             ----            ---             ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   MFS High Income                                    $89             $143            $85             $130
   ---------------                                    ---             ----            ---             ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   MFS New Discovery                                  $90            $146             $86            $133
   -----------------                                  ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
Oppenheimer Variable Account Funds
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Oppenheimer Bond/VA                                $92            $150             $88            $138
   -------------------                                ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Oppenheimer Capital Appreciation/VA                $89            $141             $85            $129
   -----------------------------------                ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Oppenheimer Global Securities/VA                   $93            $154             $89            $142
   --------------------------------                   ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Oppenheimer High Income/VA                         $89            $141             $85            $129
   --------------------------                         ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Oppenheimer Small Cap Growth/VA                    $89            $142             $85            $129
   -------------------------------                    ----           -----            ----           ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
Van Kampen Life Investment Trust
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Van Kampen Comstock                                $91             $148            $87             $136
   -------------------                                ---             ----            ---             ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Van Kampen Domestic Income                         $87             $137            $83             $125
   --------------------------                         ---             ----            ---             ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Van Kampen Emerging Growth                         $90             $145            $86             $132
   --------------------------                         ---             ----            ---             ----
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
    Van Kampen Money Market                           $87             $137            $83             $125
    -----------------------                           ---             ----            ---             ----
------------------------------------------------ --------------- =============== --------------- ---------------

Example 3

Same assumptions as Example 1, except that you decided not to surrender your Contract, or you began receiving income payments for life or for at least 120 months under an Income Plan for a specified period, at the end of each period. We assume that you elected the Enhanced Death and Income Benefit Rider (with total variable account expenses of 1.65%).

Example 4

Same assumptions as Example 3, except that you elected the standard death benefit (with total variable account expenses of 1.25%).


                                              Example 3                         Example 4
                                              ---------                         ---------

------------------------------------------------ --------------- =============== --------------- ---------------
Variable Subaccount                                  1 Year         3 Years          1 Year         3 Years
-------------------                                  ------         -------          ------         -------
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
AIM Variable Insurance Funds, Inc.
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   AIM V.I. Capital Appreciation                      $29             $88             $25             $76
   -----------------------------                      ----            ----            ----            ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   AIM V.I. Diversified Income                        $30             $91             $26             $79
   ---------------------------                        ----            ----            ----            ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   AIM V.I. Growth and Income                         $28             $88             $24             $75
   --------------------------                         ----            ----            ----            ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   AIM V.I. International Equity                      $31             $96             $27             $83
   -----------------------------                      ----            ----            ----            ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   AIM V.I. Value                                     $29             $88             $25             $76
   --------------                                     ----            ----            ----            ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
Fidelity Variable Insurance Fund (VIP)
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
  Fidelity VIP Growth                                 $29             $89             $25             $76
  -------------------                                 ----            ----            ----            ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
  Fidelity VIP High Income                            $29             $89             $25             $77
  ------------------------                            ----            ----            ----            ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
  Fidelity VIP Overseas                               $31             $96             $27             $83
  ---------------------                               ----            ----            ----            ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
Fidelity Variable Insurance Fund II    (VIPII)
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Fidelity VIPII Contrafund                          $29             $89             $25             $77
   -------------------------                          ----            ----            ----            ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Fidelity VIPII Index 500                           $25             $78             $21             $66
   ------------------------                           ----            ----            ----            ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Fidelity VIPII Investment Bond                     $28             $85             $24             $73
   ------------------------------                     ----            ----            ----            ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
MFS Variable Insurance Trust
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   MFS Bond                                           $32             $99             $28             $86
   --------                                           ----            ----            ----            ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   MFS Growth with Income                             $31             $94             $27             $82
   ----------------------                             ---             ---             ---             ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   MFS High Income                                    $30             $92             $26             $79
   ---------------                                    ---             ---             ---             ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   MFS New Discovery                                  $31             $95             $27             $82
   -----------------                                  ----            ----            ----            ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
Oppenheimer Variable Account Funds
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Oppenheimer Bond/VA                                $32             $99             $28             $87
   -------------------                                ---             ---             ---             ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Oppenheimer Capital Appreciation/VA                $29             $90             $25             $78
   -----------------------------------                ---             ---             ---             ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Oppenheimer Global Securities/VA                   $34             $103            $30             $91
   --------------------------------                   ---             ----            ---             ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Oppenheimer High Income/VA                         $29             $90             $25             $78
   --------------------------                         ---             ---             ---             ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Oppenheimer Small Cap Growth/VA                    $30             $91             $25             $78
   -------------------------------                    ---             ---             ---             ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
Van Kampen Life Investment Trust
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Van Kampen Comstock                                $32             $97             $27             $85
   -------------------                                ---             ---             ---             ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Van Kampen Domestic Income                         $28             $86             $24             $74
   --------------------------                         ---             ---             ---             ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
   Van Kampen Emerging Growth                         $31             $94             $26             $81
   --------------------------                         ---             ---             ---             ---
------------------------------------------------ --------------- =============== --------------- ---------------
------------------------------------------------ --------------- =============== --------------- ---------------
    Van Kampen Money Market                           $28             $86             $24             $74
    -----------------------                           ---             ---             ---             ---
------------------------------------------------ --------------- =============== --------------- ---------------


                          Explanation Of Fee Table And Examples

1. We have included the Fee Table and examples shown above to assist you in understanding the costs and expenses that you will bear directly or indirectly by investing in the variable account. The Fee Table reflects expenses of the variable account as well as the portfolios. For additional information, you should read "Contract Charges," below; you should also read the sections relating to expenses of the portfolios in their prospectuses. The examples do not include any income taxes or tax penalties you may be required to pay if you fully withdraw your contract value.

2. The examples assume that you did not make any transfers. We are currently waiving the transfer fee, but in the future, we may decide to charge $10 for each transfer after the 12th transfer in any contract year. Premium taxes are not reflected. Currently, we deduct premium taxes (which range from 0% to 3.5%) from the contract value upon full withdrawal, death or on the payout start date.

3. The examples reflect the $35 contract maintenance charge as an annual charge of 0.175%, which we calculated by dividing the total amount of contract maintenance charges expected to be collected during a year by an assumed average investment of $20,000 in the Variable Subaccounts.

4.   The examples reflect the Free Withdrawal Amounts, if applicable.

5. Please remember that the examples are simply illustrations and do not represent past or future expenses. Your actual expenses may be lower or higher than those shown in the examples. Similarly, your rate of return may be more or less than the 5% assumed in the examples.

Condensed Financial Information
Because the variable account had not commenced operations as of the date of this prospectus, no condensed financial information is included in this prospectus.

                     Description Of The SelectDirections Contract

Summary
SelectDirections is a flexible premium deferred variable annuity contract designed to aid you in long-term financial planning. You may add to the contract value by making additional purchase payments at any time. In addition, the contract value will change to reflect the performance of the Variable Subaccounts to which you allocate or transfer your purchase payments , as well as to reflect interest credited to amounts allocated to the Fixed Account
Options. You may withdraw your contract value by making a partial or full withdrawal. After the payout start date, we will pay you benefits under the Contract in the form of income payments, either for the life of the annuitant or for a fixed number of years. All of these features are described in more detail below.

Contract Owner
As the contract owner, you are the person usually entitled to exercise all rights of ownership under the Contract. You usually are the person entitled to receive benefits under the Contract or to choose someone else to receive benefits. If your Contract was issued under a qualified plan, however, then the plan may limit or modify your rights and privileges under the Contract and may limit your right to choose someone else to receive benefits. We will not issue a Contract to a purchaser who has attained age 90, or where the annuitant has attained age 90.

Annuitant
The annuitant is the living person whose life span is used to determine income payments. You initially designate an annuitant in your application. You may change the annuitant at any time before income payments begin. If your Contract was issued under a plan qualified under Sections 403, 408 or 408A of the Tax Code, then you must be the annuitant. When you select an Income Plan, you may also name a joint annuitant, who is a second person on whose life income payments depend. Additional restrictions may apply in the case of qualified plans. If you are not the annuitant and the annuitant dies before income payments begin, then either you become the new annuitant or you must name another person as the new annuitant. If the annuitant dies before the Payout Start Date, the new annuitant will be: the youngest owner; otherwise the youngest beneficiary. You must attest that the annuitant is alive in order to begin to receive income payments under your Contract.

Modification Of The Contract
Only an Allstate officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract.

We are permitted to change the terms of the Contract if it is necessary to comply with changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.

Assignment
Before the payout start date, if the annuitant is still alive, you may assign a Contract issued under a non-qualified plan that is not subject to Title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA"). If a Contract is issued pursuant to a qualified plan or a non-qualified plan that is subject to Title 1 of ERISA, the law prohibits some types of assignments, pledges and transfers and imposes special conditions on others. An assignment may also result in taxes or tax penalties.

We will not be bound by any assignment until we receive written notice of it. Accordingly, until we receive written notice of an assignment, we will continue to act as though the assignment had not occurred. We are not responsible for the validity of any assignment.

Because of the potential tax consequences and ERISA issues arising from an assignment, you should consult with an attorney before trying to assign your contract.

Return Privilege
If you are not satisfied with this Contract for any reason, you may cancel it by returning it to us within 20 days after you receive it, or within whatever longer period may be permitted by state law. You may return it by delivering it to your Allstate Agent or Allstate Life Specialist or mailing it to us. If you return the Contract, then the Contract terminates and, in most states, we will pay you an amount equal to the contract value on the date we (or your Allstate Agent or Allstate Life Specialist) receive the Contract from you. The contract value at that time may be more or less than your purchase payments. If this Contract qualified under Section 408 of the Tax Code, we will refund the greater of any purchase payments or the contract value.

In the states of California, Maryland, Minnesota, North Carolina, North Dakota, Oregon, South Carolina, Utah, Washington and West Virginia , if you exercise your "Return Privilege" rights, we are required to return the amount of your purchase payments. Currently, if you live in one of those states, on the issue date we will allocate your purchase payment to the Variable Subaccounts and the Fixed Account Options as you specified in your application. However, we reserve the right in the future to delay allocating your purchase payments to the Variable Subaccounts you have selected or to the fixed account until 20 days after the issue date or, if your state's Return Privilege period is longer than ten days, for ten days plus the period required by state law. During that time, we will allocate your purchase payment to the Van Kampen Money Market Variable Subaccount. Your Contract will contain specific information about your Return Privilege rights in your state.

                              Purchases And Contract Value

Purchasing the Contract
You may purchase the Contract with a first purchase payment of $1,200. We will issue the Contract if the annuitant and contract owner are age 89 or younger. The first payment is the only payment we require you to make under the Contract. There are no requirements on how many payments to make. You decide the amount of each payment, except that each additional purchase payment must be $100 or more. You may add money to your Contract automatically through the Automatic Payment Plan for as little as $25 per month. We may lower these minimums if we choose. We may limit the dollar amount of purchase payments we will accept in the future. We may refuse any purchase payment at any time.

Automatic Payment Plan
You may make scheduled purchase payments of $25 or more per month by automatic payment through your bank account. Call or write us for an enrollment form.

Allocation Of Purchase Payments
You may allocate your purchase payments to the Variable Subaccount(s) and the Fixed Account Options in the proportions that you select. You must specify your allocation in your Contract application, either as percentages or specific dollar amounts. If you make your allocation in percentages, the total must equal 100%. We will allocate your subsequent purchase payments in those percentages, until you give us new allocation instructions. You may not allocate purchase payments to the fixed account if it is not available in your state.


If your application is complete and your purchase payment has been received at our P.O. Box shown on the first page of this Prospectus, we will issue your Contract within two business days of its receipt. If your application is incomplete, we will notify you and seek to complete the application within five business days. For example, if you do not fill in allocation percentages, we will contact you to obtain the missing percentages. If we cannot complete your application within five business days after we receive it, we will return your application and your purchase payment, unless you expressly permit us to take a longer time.

Usually, we will allocate your initial purchase payment to the Variable Subaccounts and the fixed account, as you have instructed us, on the issue date. We will allocate your subsequent purchase payments on the date that we receive them at the next computed accumulation unit value.

In some states, if you exercise your "Return Privilege" rights, we are required to return the amount of your purchase payments. Currently, if you live in one of those states, on the issue date we will allocate your purchase payment to the Variable Subaccounts and the Fixed Account Options as you specified in your application. However, we reserve the right in the future to delay allocating your purchase payments to the Variable Subaccounts you have selected or to the fixed account until 20 days after the issue date or, if your state's Return Privilege period is longer than ten days, for ten days plus the period required by state law. During that time, we will allocate your purchase payment to the Van Kampen Money Market Variable Subaccount. Your Contract will contain specific information about your Return Privilege rights in your state.

We determine the number of accumulation units in each Variable Subaccount to allocate to your Contract by dividing that portion of your purchase payment allocated to a Variable Subaccount by that Variable Subaccount's accumulation unit value on the valuation date when the allocation occurs.

Contract Value
We will  establish an account for you and will maintain your account  during the
accumulation   phase.  The total value of your Contract at any time is equal to the sum of the value of your accumulation units in the Variable Subaccounts you have selected, plus the value of your interest in the fixed account.

Variable Account Accumulation Unit Value
As a general matter, the accumulation unit value for each Variable Subaccount will rise or fall to reflect changes in the share price of the portfolio in
which  the    Variable  Subaccount  invests.  In  addition,  we  subtract  from accumulation unit value amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the accumulation unit value. We determine withdrawal charges, transfer fees and contract maintenance charges separately for each Contract. They do not affect accumulation unit value. Instead, we obtain payment of those charges and fees by redeeming accumulation units.

We determine a separate accumulation unit value for each Variable Subaccount. We will also determine separate sets of accumulation unit values reflecting the cost of the enhanced benefit riders. If we elect or are required to assess a charge for taxes, we may calculate a separate accumulation unit value for Contracts issued in connection with non-qualified and qualified plans, respectively, within each Variable Subaccount. We determine the accumulation unit value for each Variable Subaccount Monday through Friday on each day that the New York Stock Exchange is open for business.

You should refer to the portfolios' prospectuses which accompany this prospectus for a description of how the assets of each portfolio are valued, since that determination has a direct bearing on the accumulation unit value of the corresponding Variable Subaccount and, therefore, your contract value.

                                        Transfers

Transfers During The Accumulation  Phase
During the accumulation phase, you may transfer contract value among the fixed account and the Variable Subaccounts in writing or by telephone/fax. The minimum amount that may be transferred from the Standard Fixed Account option or the Variable Subaccounts is $100. If the total amount remaining in the Standard Fixed Account or the Variable Subaccounts after a transfer would be less than $100, the entire amount will be transferred.

As a general rule, we only accept and process transfers on days when we and the New York Stock Exchange ("NYSE") are open for business (a valuation date). If we receive your request on one of those days, we will process the transfer that day. We will process transfer requests that we receive before 3:00 p.m. Central Time on any valuation date using the accumulation unit value at the end of that date. We will not process requests received after 3:00 p.m. Central Time on any valuation date.

The Contract permits us to defer transfers from the fixed account for up to six months from the date you ask us.

You may not transfer contract value into the Dollar Cost Averaging Fixed Account Option. You may not transfer contract value out of the Dollar Cost Averaging Fixed Account Option except as part of a Dollar Cost Averaging program.

Transfers Authorized By Telephone
You may make transfers by telephone by calling 1-800-632-3492. The cut off time for telephone transfer requests is 3:00 p.m. Central Time. Calls completed before 3:00 p.m. Central Time will be effected on that day at that day's closing price.

In the event that the NYSE closes early, i.e., before 3:00 p.m. Central Time, or if the NYSE closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close the Exchange on that particular day. We will not access telephone transfer requests received from you at any telephone number other than 1-800-632-3492, or received after the close of trading on the Exchange. If you own the Contract with a joint Contract Owner, unless we receive contrary instructions, we will accept instructions from either you or the other Contract Owner.

We may charge you the transfer fee described on page 33, although we currently waive the fee. In addition, we may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

Automatic Dollar Cost Averaging Program
Under our Automatic Dollar Cost Averaging program, you may authorize us to transfer a fixed dollar amount at fixed intervals from the Dollar Cost Averaging Fixed Account Option ("DCA Account") or a Variable Subaccount of your choosing to up to 8 options, including other Variable Subaccounts or the Standard Fixed Account Option. The interval between transfers from the Dollar Cost Averaging Fixed Account may be monthly only. The interval between transfers from
 Variable Subaccounts may be monthly, quarterly, or annually, at your option. The transfers will be made at the accumulation unit value on the date of the transfer. The transfers will continue until you instruct us otherwise, or until your chosen source of transfer payments is exhausted. Currently, the minimum transfer amount is $100 per transfer. However, if you wish to Dollar Cost Average to a Standard Fixed Account Option, the minimum amount that must be transferred into any one option is $500. We may change this minimum or grant exceptions. If you elect this program, the first transfer will occur one interval after your issue date. You may not use the Dollar Cost Averaging program to transfer amounts from the Standard Fixed Account Option.

Your request to participate in this program will be effective when we receive your completed application at the P.O. Box given on the first page of this prospectus. Call or write us for a copy of the application. You may elect to increase, decrease or change the frequency or amount of transfers under a Dollar Cost Averaging program. We will not charge a transfer fee for Dollar Cost Averaging.

The theory of dollar cost averaging is that you will purchase greater numbers of units when the unit prices are relatively low rather than when the prices are higher. As a result, when purchases are made at fluctuating prices, the average cost per unit is less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program; nor will it prevent or necessarily reduce losses in a declining market. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time.

Portfolio Rebalancing
Portfolio Rebalancing allows you to maintain the percentage of your contract value allocated to each Variable Subaccount at a pre-set level. For example, you could specify that 30% of your contract value should be in the AIM V.I. Value Portfolio, 40% in the MFS Bond Portfolio and 30% in Fidelity VIP Overseas Portfolio. Over time, the variations in each Variable Subaccount's investment results will shift the balance of your contract value allocations. Under the Portfolio Rebalancing feature, each period, if the allocations change from your desired percentages, we will automatically transfer your contract value, including new purchase payments (unless you specify otherwise), back to the percentages you specify. Portfolio Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your contract value allocated to the better performing segments.

You may choose to have rebalance made monthly, quarterly, semi-annually, or annually until your payout start date. Portfolio Rebalancing is not available after the payout start date. We will not charge a transfer fee for Portfolio Rebalancing. No more than eight Variable Subaccounts can be included in a Portfolio Rebalancing program at one time. You may not include the Standard Fixed Account Option in a Portfolio Rebalancing program.

You may request Portfolio Rebalancing at any time before your payout start date by submitting a completed written request to us at the P.O. Box given on the first page of this prospectus. Please call or write us for a copy of the request form. If you stop Portfolio Rebalancing, you must wait 30 days to begin again. In your request, you may specify a date for your first rebalancing. If you specify a date fewer than 30 days after your issue date, your first rebalance will be delayed one month. If you request Portfolio Rebalancing in your Contract application and do not specify a date for your first rebalancing, your first rebalance will occur one period after the issue date. For example, if you specify quarterly rebalancing, your first rebalance will occur three months after your issue date. Otherwise, your first rebalancing will occur one period after we receive your completed request form. All subsequent rebalancing will occur at the intervals you have specified on the day of the month that coincides with the same day of the month as your contract anniversary date.

Generally, you may change the allocation percentages, frequency, or choice of Variable Subaccounts at any time. If your total contract value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of Portfolio Rebalancing. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time. We may change, terminate, limit, or suspend Portfolio Rebalancing at any time.

                              The Investment  Alternatives

 Variable Subaccount Investments

The Portfolios
Each of the   Variable  Subaccounts  of the  variable  account  invests in the shares of one of the portfolios. Each portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 or a separate investment series of an open-end management investment company. We have briefly described the portfolios below. You should consult the current prospectuses for the portfolios for more detailed and complete information concerning the portfolios. If you do not have a prospectus for a portfolio, contact us and we will send you a copy.

No one can promise that the portfolios will meet their investment objectives. Amounts you have allocated to Variable Subaccounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the portfolios in which those Variable Subaccounts invest. You bear the investment risk that those portfolios possibly will not meet their investment objectives.

Investment Objectives of the Portfolios

Certain portfolios have similar investment objectives. You should carefully review the prospectuses for the portfolios before investing.

-------------------------------------- ----------------------------------------------------------------------
Portfolio                                                Investment Objective and Adviser
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund     seeks growth of capital through investment in common stocks, with emphasis on medium- and small-sized growth companies.  Investment adviser is A I M Advisors, Inc.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
AIM V.I. Diversified Income Fund       seeks to achieve a high level of current income. Investment adviser is A I M Advisors, Inc.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
AIM V.I,  Growth and Income Fund       seeks  growth of  capital  with a  secondary objective  of current income. Investment adviser is A I M Advisors, Inc.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
AIM V.I. International Equity Fund     seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum. Investment adviser is A I M Advisors, Inc.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
AIM V.I. Value Fund                    seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally.  Income is a secondary objective.  Investment adviser is A I M Advisors, Inc.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Fidelity VIP Growth                    seeks to achieve capital appreciation by investing in common stocks that the adviser believes have above-average growth potential.
                                       Investment adviser is Fidelity Management & Research Company.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Fidelity VIP High Income               seeks a high level of current income while also considering growth of capital. Investment adviser is Fidelity Management & Research
                                       Company.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Fidelity VIP Overseas                  seeks long-term growth of capital by investing at least 65% of total assets in foreign securities. Investment adviser is Fidelity
                                       Management & Research Company.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Fidelity VIPII Contrafund              seeks long-term capital appreciation by investing primarily in common stocks of companies whose value the adviser believes is not fully recognized by the public. Investment adviser is Fidelity
                                       Management & Research Company.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Fidelity VIPII Index 500               seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500. Investment adviser is Fidelity Management & Research
                                       Company.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Fidelity VIPII Investment Bond         seeks as high a level of current income as is consistent with the preservation of capital by investing in U.S. dollar-denominated investment grade bonds. Investment adviser is Fidelity Management &
                                       Research Company.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
MFS Bond                               seeks primarily to provide as high a level of current income as is believed to be consistent with prudent risk.  Its secondary objective is to protect shareholders' capital.  Investment adviser is Massachusetts Financial Services Company ("MFS").
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
MFS Growth with Income                 seeks to provide reasonable current income and long-term growth of capital and income.  Investment adviser is MFS.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
MFS High Income                        seeks to provide high current income by investing primarily in a professionally managed diversified portfolio of fixed income securities, some of  which may involve equity features. Investment adviser is MFS.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
MFS New Discovery                      seeks capital appreciation. Investment adviser is MFS.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Oppenheimer Bond/VA                    seeks a high  level  of  current income.  As a  secondary objective, the Portfolio seeks capital appreciation when  consistent with its primary  objective.  Investment  adviser is  OppenheimerFunds, Inc.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Oppenheimer Capital Appreciation/VA    seeks capital appreciation by investing in securities of well-known established companies. Investment adviser is OppenheimerFunds, Inc.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Oppenheimer Global Securities/VA       seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type"
                                       companies, cyclical industries and special situations that are considered to have appreciation possibilities. Investment adviser is
                                       OppenheimerFunds, Inc.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Oppenheimer High Income/VA             seeks a high level of current income from investment in high-yield fixed income securities.  Investment adviser is OppenheimerFunds,
                                       Inc.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Oppenheimer Small Cap Growth/VA        seeks capital appreciation. Investment adviser is OppenheimerFunds, Inc.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Van Kampen Comstock                    seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks, and securities convertible into common and preferred stocks.  Investment adviser is Van Kampen Asset Management Inc.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Van Kampen Domestic Income             primarily seeks current income.  When consistent with the primary investment objective, capital appreciation is a secondary investment objective. Investment adviser is Van Kampen Asset Management Inc.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Van Kampen Emerging Growth             seeks capital appreciation by investingin a portfolio of securities consisting principally of common stocks of small- and medium-sized companies considered by the Portfolio's investment adviser to be emerging growth companies. Investment adviser is Van Kampen Asset
                                       Management Inc.
-------------------------------------- ----------------------------------------------------------------------
-------------------------------------- ----------------------------------------------------------------------
Van Kampen Money Market                seeks protection of capital and high current income through investment in money market instruments.  Investment adviser is Van
                                       Kampen Asset Management Inc.
-------------------------------------- ----------------------------------------------------------------------


Each portfolio is subject to certain investment restrictions and policies, some of which may not be changed without the approval of a majority of the shareholders of the portfolio. See the accompanying prospectuses of the portfolios for further information.

We automatically reinvest all dividends and capital gains distributions from the portfolios in shares of the distributing portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Variable Subaccount are separate and are credited to or charged against the particular Variable Subaccount without regard to income, gains or losses from any other Variable Subaccount or from any other part of our business. We will use the net purchase payments you allocate to a Variable Subaccount to purchase shares in the corresponding portfolio and will redeem shares in the portfolios to meet Contract obligations or make adjustments in reserves. The portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Some of the portfolios have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the portfolios may be similar to, and may in fact be modeled after, publicly traded mutual funds, you should understand that the portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named portfolio may differ substantially from the portfolios available through this Contract.

Certain of the portfolios sell their shares to variable accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future there may be unfavorable tax or other consequences for variable life insurance variable accounts and variable annuity variable accounts that invest in the same portfolio. Although neither we nor any of the portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity ^ variable accounts, Allstate will bear the attendant expenses.

Voting Rights
As a general matter, you do not have a direct right to vote the shares of the portfolios held by the Variable Subaccounts to which you have allocated your contract value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify you when your instructions are needed. We will also provide proxy materials or other information to assist you in understanding the matter at issue. We will determine the number of shares for which you may give voting instructions as of the record date set by the relevant portfolio for the shareholder meeting at which the vote will occur.

As a general rule, before the payout start date, you are the person entitled to give voting instructions. After the payout start date, the person receiving income payments has the voting interest. Retirement plans, however, may have different rules for voting by plan participants.

If you send us written voting instructions, we will follow your instructions in voting the portfolio shares attributable to your Contract. If you do not send us written instructions, we will vote the shares attributable to your Contract in the same proportions as we vote the shares for which we have received instructions from other contract owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other contract owners.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the portfolio shares without obtaining instructions from our contract owners, and we may choose to do so.

Additions, Deletions, And Substitutions Of  Portfolios
If the shares of any of the portfolios are no longer available for investment by the variable account or if, in our judgment , further investment in the shares of a portfolio is no longer desirable in view of the purposes of the Contract, we may eliminate any portfolio, add or substitute shares of another portfolio or mutual fund for portfolio shares already purchased or to be purchased in the future by purchase payments under the Contract. Any substitution of securities will comply with the requirements of the 1940 Act.

We also reserve the right to make the following changes in the operation of the variable account and the Variable Subaccounts:

o    to operate the variable account in any form permitted by law;

o to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

o to transfer assets from one Variable Subaccount to another, or from any Variable Subaccount to our general account;

o    to add,  combine,  or remove Variable  Subaccounts in the variable account;
     and

o to change the way in which we assess charges, as long as the total charges do not exceed the maximum amount that may be charged the variable account and the portfolios in connection with the Contracts.

If we take any of these actions, we will comply with the then applicable legal requirements. We will notify you of any change.

The Fixed Account Options

General

You may allocate part or all of your purchase payments to the Fixed Account Options in states where they are available. Amounts allocated to the Fixed Account Options become part of the general assets of Allstate. Allstate invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts. Please contact us at 1-800-632-3492 for current information about rates being credited on the Fixed Account Options.

We will determine the interest rates to be declared in our sole discretion. We can neither predict nor guarantee what those rates will be in the future.

Standard Fixed Account Option

Money in the Standard Fixed Account will earn interest for the length of the guarantee period at the current rate in effect at the time of allocation or transfer to the Standard Fixed Account. The effective annual rate will never be less than 3%. We currently offer a one year guarantee period. Other guarantee periods may be offered in the future. Subsequent renewal dates will be on anniversaries of the first renewal date.

Dollar Cost Averaging Fixed Account Option

You may also allocate purchase payments to the Dollar Cost Averaging Fixed Account Option. ("DCA Account"). We will credit interest to purchase payments allocated to this option for up to one year at the current rate that we declare when you make the allocation. The effective annual rate will never be less than 3%. The payments, plus interest, will be transferred out of the DCA Account in equal monthly installments and placed in the Variable Subaccounts or the Standard Fixed Account Option, in the percentages you designate. You may not transfer funds to this option from the Variable Subaccounts or the Standard Fixed Account Option.

                                     Income Payments

Payout Start Date The payout start date is the day that income payments start under the Income Plan you select. You may select the payout start date in your application. The payout start date may be no later than the 10th anniversary of the Contract's issue date or the annuitant's 90th birthday, whichever is later. This is the latest payout start date.

If your Contract was issued pursuant to a qualified plan, however, the Tax Code generally requires you to begin to take at least a minimum distribution by the later of the year of your separation from service; or April 1 of the calendar year following the calendar year in which you attain age 70 1/2.

If your Contract is issued pursuant to Section 408 of the Tax Code  (traditional
IRAs), you must begin taking minimum distributions by April 1 of the calendar year following the calendar year in which you reach age 70 1/2. No minimum distributions are required by the Tax Code for Contracts issued pursuant to
Section 408A (Roth IRAs).

If you are in a qualified plan, we may require you to annuitize by the date required by the Tax Code, unless you show us that you are meeting the minimum distribution requirements in some other way.

If you do not select a payout start date, the latest payout start date will automatically become the payout start date. You may change the payout start date by writing to us at the address given on the first page of the prospectus at least 30 days before the current payout start date.

Income Plans
You may choose and change your Income Plan at any time before the payout start date. As part of your election, you may choose the length of the applicable guaranteed payment period within the limits available for your chosen Income Plan. If you do not select an Income Plan, then we will pay monthly income payments in accordance with the applicable default option. The default options are:

o Income Plan 1 with 10 years (120 months) guaranteed, if you have designated only one annuitant; and

o Income Plan 2 with 10 years (120 months) guaranteed, if you have designated joint annuitants.

You may freely change your choice of Income Plan, as long as you request the change at least thirty days before the payout start date.

Three Income Plans are generally available under the Contract. Each is available in the form of:

o        fixed income payments;
o        variable  income payments; or
o        a combination of both fixed and variable  income payments.

The three Income Plans are:

     Income Plan 1: Life Annuity With Payments Guaranteed For 5 To 20 Years. We make periodic payments at least as long as the annuitant lives. If the annuitant dies before all of the guaranteed payments have been made, then we will pay the remaining guaranteed payments to the beneficiary.

     Income Plan 2: Joint And Survivor Annuity, With Payments Guaranteed For 5 To 20 Years. We make periodic payments at least as long as either the annuitant or the joint annuitant is alive. If both the annuitant and the joint annuitant die before all of the guaranteed payments have been made, then we will pay the remaining guaranteed payments to the beneficiary.

     Income Plan 3: Guaranteed Number of Payments. We make payments for a specified number of months. These payments do not depend on the annuitant's life. The number of months guaranteed may be from 60 to 360. Income payments for less than 120 months may be subject to a withdrawal charge.

If you purchased your Contract under a retirement plan, you may have a more limited selection of Income Plans to choose from. You should consult your Plan documents to see what is available.

Once income payments have begun, you cannot surrender your Contract for a lump sum payment. Instead, before the payout start date you may fully withdraw your contract value for a lump sum, as described on page 30. Applicable withdrawal charges will be deducted.

We may have other Income Plans available. You may obtain information about them by writing or calling us.

If your Contract is issued under Sections 408 or 408A of the Tax Code, we will only make payments to you and/or your spouse.

Income Payments: General
On the payout start date, we will apply the total value of your Contract, less applicable taxes, to the Income Plan you have chosen. If you select Income Plan 3 for less than 120 months, then withdrawal charges may apply. Your income payments may consist of variable income payments or fixed income payments or a combination of the two. The Contract Maintenance Charge will be deducted in equal amounts from each income payment. The Contract Maintenance Charge will be waived if the contract value on the payout start date is $50,000 or more or if all payments are fixed income payments.

We will determine the amount of your income payments as described in "Variable Income Payments" and "Fixed Income Payments" on page 24.

You must notify us in writing at least 30 days before the payout start date how you wish to allocate your contract value between variable income and fixed income payments. You must apply at least the contract value in the fixed account on the payout start date to fixed income payments. If you wish to apply any portion of your fixed account balance to your variable income payments, then you should plan ahead and transfer that amount to the Variable Subaccounts prior to the payout start date. If you do not tell us how to allocate your contract value among fixed and variable income payments, we will apply your contract value in the variable account to variable income payments and your contract value in the fixed account to fixed income payments.

Income payments begin on the payout start date.
We will make income payments in monthly, quarterly, semi-annual or annual installments, as you select. If no purchase payments have been received for two years and the contract value is less than $2,000, or not enough to provide an initial payment of $20, and state law permits, then we may pay you the contract value, less applicable taxes, in a lump sum instead of the periodic payments you have chosen. Or we may reduce the frequency of payments so that the initial payment will be at least $20.

We may defer for up to 15 days the payment of any amount attributable to a purchase payment made by check to allow the check reasonable time to clear.

Generally you may not make withdrawals after the payout start date. One exception to this rule applies if you are receiving variable income payments that do not depend on the life of the annuitant (such an Income Plan 3). In that case, you can terminate the portion of the income payments being made from the variable account under Income Plan 3 at any time and receive a lump sum equal to the commuted balance of the remaining variable income payments . A withdrawal charge may apply. The commuted balance of the remaining variable income payments will be equal to the net present value of the future stream of payments using a discount rate of 3% and the annuity unit value next determined after the receipt of your request.

Variable  Income Payments
One basic objective of the Contract is to provide variable income payments which will to some degree respond to changes in the economic environment. The amount of your variable income payments will depend upon the investment results of the Variable Subaccounts you have selected, any premium taxes, the age and sex of the annuitant, and the Income Plan chosen. We guarantee that the payments will not be affected by (1) actual mortality experience and (2) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. The variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying portfolios; and (b) annuitants may die before their actuarial life expectancy is achieved.

The length of any guaranteed payment period under your selected Income Plan will affect the dollar amounts of each variable income payment. As a general rule, longer guarantee periods result in lower periodic payments, all other things being equal. For example, if a life Income Plan with no minimum guaranteed payment period is chosen, then the variable income payments will be greater than variable income payments under an Income Plan for a minimum specified period and guaranteed thereafter for life.

The investment results of the Variable Subaccounts to which you have allocated your contract value will also affect the amount of your income payment. In calculating the amount of the income payments in the income payment tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return is less than the assumed investment rate, then the dollar amount of the variable income payments will decrease. The dollar amount of the variable income payments will stay level if the net investment return equals the assumed investment rate and the dollar amount of the variable income payments will increase if the net investment return exceeds the assumed investment rate. Please refer to the SAI for more detailed information as to how we determine variable income payments.

Fixed Income Payments
You may choose to apply a portion of your contract value to provide fixed income payments. We determine the fixed income payment amount by applying the applicable value to the Income Plan you have selected.

As a general rule, subsequent fixed income payments will be equal in amount to the initial payment. However, as described in "Transfers During the Payout Phase", after the payout start date, you will have a limited ability to increase the amount of your fixed income payments by making transfers from the Variable Subaccounts.

We may defer making fixed income payments for a period of up to six months or whatever shorter time state law may require. During the deferral period, we credit interest at a rate at least as high as state law requires.

Transfers During The  Payout Phase
During the payout phase, you will have a limited ability to make transfers among the Variable Subaccounts so as to change the relative weighting of the Variable Subaccounts on which your variable income payments will be based. In addition, you will have a limited ability to make transfers from the Variable Subaccounts to increase the proportion of your income payments consisting of fixed income payments. You may not, however, convert any portion of your right to receive fixed ^ income payments into variable income payments.

You may not make any transfers for the first six months after the payout start date. Thereafter, you may make transfers among the Variable Subaccounts, but these transfers must be at least six months apart. You can make transfers from the Variable Subaccount to increase your fixed income payments only if you have chosen Income Plan 3. You may not, however, convert any portion of your right to receive fixed income payments into variable income payments.

Death Benefit During The Payout Phase
After income payments begin, upon the death of the annuitant and any joint annuitant, we will make any remaining income payments to the beneficiary. The amount and number of these income payments will depend on the Income Plan in effect at the time of the annuitant's death. After the annuitant's death, any remaining interest will be distributed at least as rapidly as under the method of distribution in effect at the annuitant's death.

Certain Employee Benefit Plans
In some states, the Contracts offered by this prospectus contain life income payment tables that provide for different benefit payments to men and women of the same age. In certain employment-related situations, however, the U.S. Supreme Court's decision in Arizona Governing Committee V. Norris requires
employers  to  use  the  same    income  payment  tables  for  men  and  women.
Accordingly,   if  the   Contract   is  to  be  used  in   connection   with  an
employment-related retirement or benefit plan and we do not offer unisex income payment tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate under Norris.

                                     Death Benefits

The Death Benefit: General

We will pay a death benefit if, prior to the payout start date:

(a)      any Owner dies; or
(b) if the Contract is owned by a company or other legal entity, the annuitant dies.

Currently, we will pay the death benefit equal in amount to the Standard Death Benefit or Enhanced Death Benefit, defined below, as appropriate.

Under the Contract, however, we have the right to pay a death benefit equal in amount to the settlement value unless:

1. the beneficiary chooses to receive the death benefit in a lump sum within 180 days of the date of death; and

2. the beneficiary requests that the death benefit be paid as of the date we receive the completed claim for a distribution on death.

We currently are waiving this 180 day limitation, but we may enforce it in the future. If we do, we will calculate the distribution as of the earlier of the requested distribution date or the fifth anniversary of the date of death.

We determine the death benefit as of the date we receive all of the information we need to process the death benefit claim.

Standard Death Benefit

Prior to the payout start date, the Standard Death Benefit under the Contract is the greatest of the following:

1. the total purchase payments, less a withdrawal adjustment for any prior partial withdrawals;

2.   the contract value on the date that we calculate the death benefit; and

3. the contract value on the seventh contract anniversary and each subsequent contract anniversary evenly divisible by seven, increased by the total purchase payments since that anniversary and reduced by a withdrawal adjustment for any partial withdrawals since that anniversary.

The withdrawal adjustment for the Standard Death Benefit will equal (a) divided by (b), with the result multiplied by (c), where:

(a) = the withdrawal amount;
(b) = the contract value immediately before the withdrawal;  and
(c) = the value of the applicable death benefit immediately before the withdrawal.


Claim and Payment

A claim for a distribution on death must be submitted before the payout start date. As part of the claim, the beneficiary must provide "Due Proof of Death". We will accept the following documentation as due proof of death:

o        a certified  copy of the Death Certificate;
o        a certified copy of a court decree as to the finding of death; or
o a written statement of a medical doctor who attended the deceased at the time of death.

In addition, in our discretion we may accept other types of proof.

We will pay the death benefit in a lump sum within seven days of receiving a completed claim for a distribution on death, unless the beneficiary selects one of the other alternatives described below.

If the beneficiary is a natural person, the beneficiary may choose from the following alternative ways of receiving the distribution:

o    the beneficiary may receive the distribution as a lump sum payment;

o the beneficiary may apply the distribution to receive a series of equal periodic payments over the life of the beneficiary, over a fixed period no longer than the beneficiary's life expectancy, or over the life of the beneficiary with payments guaranteed for a period not to exceed the life expectancy of the beneficiary (the payments must begin within one year of the date of death); or

o if there is only one beneficiary, he or she may defer payment for up to five years from the date of death. Any remaining funds must be distributed at the end of the five-year period. An annuitant is necessary for this option. If prior to your death you were the annuitant, the beneficiary will become the new annuitant.

If your spouse is the beneficiary, he or she may elect one of the options listed above or choose to continue the Contract as the new contract owner. If your spouse chooses to continue the Contract, the following conditions apply:

(1) On the day the Contract is continued, we will set the contract value equal to the Standard Death Benefit or Enhanced Death Benefit, as appropriate, calculated as of the date on which we receive all of the information we need to process your spouse's request to continue the Contract after your death. Because the Standard Death Benefit and Enhanced Death Benefit can never be less than the then current contract value, our resetting the Contract will not cause the contract value to decrease. During the continuation period, however, the contract value will continue to increase or decrease to reflect the investment performance of the Variable
     Subaccounts, interest credited to the fixed account, and charges and expenses under the Contract, as described in this prospectus.

(2) Within one year of the date of death, your spouse may withdraw one lump sum without paying any withdrawal charge;

(3) During the continuation period, currently we will pay a distribution on death equal to the Standard Death Benefit or the Enhanced Death Benefit, as appropriate, determined as of the date on which we receive due proof of your spouse's death. As described above, we also reserve the right to pay a distribution equal in amount to the settlement value as of the date on which we receive due proof of death. The Standard Death Benefit payable upon your spouse's death will be calculated using the formula described above. Thus, the amount of the distribution on death may increase or decrease during the continuation period, depending on changes in the contract value and other Contract transactions during the continuation period.

(4) If before your death you were the annuitant, then your surviving spouse becomes the annuitant.

(5) If you selected the Enhanced Death Benefit Rider or the Enhanced Death and Income Benefit Rider, that rider will continue during the continuation period. Your spouse will be treated as the contract owner under the applicable Rider.


If the beneficiary is a company or other legal entity, then the beneficiary must receive the death benefit in a lump sum, and the options listed above are not available.

Different rules may apply to Contracts issued in connection with qualified plans.

Enhanced Death Benefit Rider
When you purchase your Contract, you may select the Enhanced Death Benefit Rider. If you are not an individual, then the Enhanced Death Benefit applies only to the annuitant's death. If you select this rider, then the Death Benefit will be the greater of the value provided in your Contract or the Enhanced Death Benefit.

The Enhanced Death Benefit will be the greater of :

o        the Enhanced Death Benefit A, and
o        Enhanced Death Benefit B.

As shown in the Fee Table, we will charge a higher mortality and expense risk charge if you select this Rider.

Enhanced Death Benefit A
On the issue date, Enhanced Death Benefit A is equal to the initial purchase payment. After the issue date, Enhanced Death Benefit A is adjusted whenever you pay a purchase payment or make a withdrawal and on each contract anniversary as follows:

o When you make a purchase payment, we will increase Enhanced Death Benefit A by the amount of the purchase payment;
o When you make a withdrawal, we will decrease Enhanced Death Benefit A by a withdrawal adjustment, as described below; and
o On each contract anniversary, we will set Enhanced Death Benefit A equal to the greater of the contract value on that contract anniversary or the most recently calculated Death Benefit A.

If you do not pay any additional purchase payments or make any withdrawals, then Enhanced Death Benefit A will equal the highest of the contract value on the issue date and all contract anniversaries prior to the date we calculate the death benefit.

We will continuously adjust Enhanced Death Benefit A as described above until the oldest contract owner's 85th birthday or, if the contract owner is not a living individual, the annuitant's 85th birthday. Thereafter, we will adjust Enhanced Death Benefit A only for purchase payments and withdrawals.

Enhanced Death Benefit B

Enhanced Death Benefit B is equal to:
(a)      your total purchase payments,
(b)      reduced by any withdrawal adjustments and
(c) accumulated daily at an effective annual rate of 5% per year, until:

         (1) the date we determine the death benefit, or
         (2) the first day of the month following the oldest owner's or, if the owner is not a living individual, the annuitant's 85th birthday.

Enhanced Death Benefit B will never be greater than the maximum death benefit allowed by any nonforfeiture laws which govern the Contract.

The withdrawal adjustment for both Enhanced Death Benefit A and Enhanced Death Benefit B will equal (a) divided by (b), with the result multiplied by (c), where:

(a) = the withdrawal amount;
(b) = the contract value immediately  before the withdrawal;  and
(c) = the most recently calculated Enhanced Death Benefit A or B, as applicable.


Enhanced Death And Income Benefit Rider
When you purchase the Contract, you may choose the Enhanced Death and Income Benefit Rider. This rider provides the same Enhanced Death Benefit as the Enhanced Death Benefit Rider. In addition, this Rider may enable you to receive higher income payments in certain circumstances. As shown in the Fee Table, we will charge a higher mortality and expense risk charge during the accumulation phase and the payout phase, if you select this Rider.

The Enhanced Income Benefit is equal to the value of the Enhanced Death Benefit on the payout start date. To be eligible for the Enhanced Income Benefit, you must select a payout start date that is on or after the tenth contract anniversary, but before the annuitant's age 90. If the Enhanced Income Benefit is greater than the contract value on the payout start date, you may apply the Enhanced Income Benefit to an Income Plan that provides for payments guaranteed for either a single or joint lives with a period certain of (a) at least 10 years, if the youngest annuitant's age is 80 or less on the payout start date; or (b) at least 5 years, if the youngest annuitant's age is greater than 80 on the payout start date. If you wish to select a different Income Plan, you will lose the benefit of the rider and you must apply the contract value, not the Enhanced Income Benefit, to that Income Plan.

Beneficiary
You name the beneficiary. You may name a beneficiary in the application. You may change the beneficiary or add additional beneficiaries at any time before the payout start date. We will provide a form to be signed and filed with us.

Your changes in beneficiary take effect when we receive them, effective as of the date you signed the form. Until we receive your change instructions, we are entitled to rely on your most recent instructions in our files. We are not liable for making a payment to a beneficiary shown in our files or treating that person in any other respect as the beneficiary. Accordingly, if you wish to change your beneficiary, you should deliver your instructions to us promptly.

If you did not name a beneficiary or if the named beneficiary is no longer living, the beneficiary will be:

o your spouse if he or she is still alive;  or, if he or she is no longer alive,
o your surviving children equally; or if you have no surviving children,
o your estate.

If more than one beneficiary survives you, we will divide the death benefit among your beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal shares to the beneficiaries. If one of the beneficiaries dies before you, we will divide the death benefit among the surviving beneficiaries.

Different rules may apply to Contracts issued in connection with qualified plans.

                                 Access To Your Money

In  General
You may withdraw all or part of your contract value at any time before the payout start date. We may impose a withdrawal charge, which is deducted from remaining contract value, so that the actual reduction in contract value as a result of a withdrawal will be greater than the withdrawal amount you requested and we paid.

In general, you must withdraw at least $50 at a time. You may also withdraw a lesser amount if you are withdrawing your entire interest in a Variable Subaccount. If your request for a partial withdrawal would reduce the contract value to less than $500, then we may treat it as a request for a withdrawal of your entire contract value. Your Contract will terminate if you withdraw all of your contract value.

We may be required to withhold 20% of withdrawals and distributions from Contracts issued in connection with certain qualified plans. Withdrawals also may be subject to a 10% penalty tax.

To make a withdrawal, you must send us a written withdrawal request or systematic withdrawal program enrollment form. You may obtain the required forms from your Allstate Agent, Allstate Life Specialist, or from us at the address and phone number given on the first page of this Prospectus. We will not honor your request unless the required form includes your Tax I.D. Number (Social Security Number) and provides instructions regarding withholding of income taxes.

Partial Withdrawals
You may withdraw part of your contract value from the Variable Subaccounts and the Standard Fixed Account Option. If we do not receive allocation instructions from you, we will deduct the partial withdrawal proportionately from the Variable Subaccounts and the Standard Fixed Account Option in the same proportions as you are currently invested. If you have contract value in the Standard Fixed Account Option that is allocated entirely to guarantee periods of the same length, we will subtract the partial withdrawal first from the most recently created guarantee period. You may not make a partial withdrawal from the Standard Fixed Account Option in an amount greater than the total amount of the partial withdrawal multiplied by the ratio of the value of the Standard Fixed Account Option to the contract value immediately before the partial withdrawal.

Total Withdrawal
If you request a total withdrawal, we will pay you the settlement value, which equals the contract value minus any applicable withdrawal charge. We also will deduct a contract maintenance charge of $35 (unless waived). We determine the settlement value based on the contract value next computed after we receive a properly completed request at the P.O. Box address on the first page of this prospectus.

We will usually pay the settlement value within seven days after the day we receive a completed request form. However, we may suspend the right of withdrawal from the variable account or delay payment for withdrawals for more than seven days in the following circumstances:

1. whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings);

2. when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the variable account's investments or determination of accumulation unit values is not reasonably practical; or

3.   at any other time permitted by the SEC for your protection.

In addition, we may delay payment of the settlement value in the fixed account for up to 6 months or a shorter period if required by law. If we delay payment from the fixed account for more than 30 days, we will pay interest as required by applicable law.

The limitations on withdrawals do not affect transfers between certain qualified plans. Additional restrictions and limitations may apply to distributions from any qualified plan. Tax penalties may also apply. You should seek tax advice regarding any withdrawals or distributions from qualified plans.

Substantially Equal Periodic Payments
In general, earnings on annuities are taxable as ordinary income upon withdrawal. As described on page 40, a 10% tax penalty is imposed on certain "premature" payments under annuity contracts. The tax penalty applies to any payment received before age 59 1/2, to the extent it is includable in income and is not subject to an exception. The Tax Reform Act of 1986 clarified an exception to this tax penalty. This exception is known as "substantially equal periodic payments."

Generally, under this exception you may take "substantially equal periodic payments" before age 59 1/2 without incurring the tax penalty. These "payments" are withdrawals, as opposed to income payments under the Contract. Accordingly, you may need to pay a withdrawal charge.

To  qualify  for  this   exception,   the  payments   must  meet  the  following
requirements:

(1)  The payments must continue to the later of age 59 1/2 or for five years.

(2) Payments must be established under one of the approved methods detailed by the IRS in IRS Notice 89-25.

(3) You must have separated from service, if you purchased your Contract under a qualified retirement plan or tax sheltered annuity.

If you modify the payment stream in any way, except for reason of death or disability, you will lose the exception. Modification includes changing the amount or timing of the payments, or making additional purchase payments. Any subsequent periodic payment will be subject to the penalty tax, unless it qualifies for a different exception. In addition, in the year of the modification, you will be required to pay the penalty tax (plus interest) that you would have been required to pay on the earlier payments if this exception had not applied.

Systematic Withdrawal Program
If your Contract was issued in connection with a non-qualified plan or IRA, you may participate in our Systematic Withdrawal Program. You must complete an enrollment form and send it to us. You must complete the withholding election section of the enrollment form before the systematic withdrawals will begin. If you do not complete the withdrawal election section, we will deduct the standard 10% withholding from your payment. You may choose withdrawal payments of a flat dollar amount, or a percentage of purchase payments. You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis. Systematic withdrawals will be deducted from your Variable Subaccount and fixed account balances, excluding the Dollar Cost Averaging Fixed Account, on a pro rata basis.

Depending on fluctuations in the net asset value of the Variable Subaccounts and the value of the fixed account, systematic withdrawals may reduce or even exhaust the contract value. The minimum amount of each systematic withdrawal is $50.

We will make systematic withdrawal payments to you or your designated payee. We may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.

ERISA Plans
A married participant may need spousal consent to receive a distribution from a Contract issued in connection with a qualified plan or a non-qualified plan covered by to Title 1 of ERISA. You should consult an adviser.

Minimum Contract Value
If as a result of withdrawals your contract value would be less than $500 and you have not made any purchase payments during the previous three full calendar years, we may terminate your Contract and distribute its settlement value to you. Before we do this, we will give you 60 days notice. We will not terminate your Contract on this ground if the contract value has fallen below $500 due to either a decline in accumulation unit value or the imposition of fees and charges. In addition, in some states we are not permitted to terminate Contracts on this ground. Different rules may apply to Contracts issued in connection with qualified plans.

                                    Contract Charges

We assess charges under the Contract in three ways:

1. as deductions from contract value for contract maintenance charges and, if applicable, for premium taxes;

2. as charges against the assets of the variable account for administrative expenses or for the assumption of mortality and expense risks; and

3. as withdrawal charges (contingent deferred sales charges) subtracted from remaining contract value.

In addition, certain deductions are made from the assets of the portfolios for investment management fees and expenses. Those fees and expenses are summarized in the Fee Table on pages 7-8, and described more fully in the prospectuses and SAI for the portfolios.


Mortality And Expense Risk Charge
We deduct a mortality and expense risk charge from your Contract's value in each Variable Subaccount during each valuation period. The mortality risks arise from our contractual obligations to make income payments after the payout start date for the life of the annuitant(s); to waive the withdrawal charge upon your death; and to provide the Death Benefit prior to the payout start date. The expense risk is that it may cost us more to administer the Contracts and the variable account than we receive from the contract maintenance charge and the administrative expense charge.

We deduct a mortality and expense risk charge equal, on an annual basis, to 1.15% of the average daily net assets you have invested in the Variable Subaccounts.

If you select the Enhanced Death Benefit Rider, Allstate will deduct a mortality and expense risk charge equal, on an annual basis, to 1.35% of the average daily net assets you have invested in the Variable Subaccounts. If you select the Enhanced Death and Income Benefit Rider, your mortality and expense risk charge will be 1.55% of the average daily net assets you have invested in the Variable Subaccounts.

We charge a higher mortality and expense risk charge for the Riders to compensate us for the additional risk that we accept by providing the Riders. We will calculate a separate accumulation unit value for the base Contract, and for Contracts with each type of Rider, in order to reflect the difference in the mortality and expense risk charges.

We guarantee the mortality and expense risk charge and we cannot increase it. We assess the mortality and expense risk charge during both the accumulation phase and the payout phase.

Administrative Expense Charge
We deduct an administrative expense charge from each Variable Subaccount during each valuation period. This charge is equal, on an annual basis, to 0.10% of your average daily net assets in the Variable Subaccounts. This charge is designed to compensate us for the cost of administering the Contracts and the variable account. The administrative expense charge is assessed during both the accumulation phase and the payout phase.

Contract Maintenance Charge
We deduct an annual contract maintenance charge of $35 on your Contract. The amount of this charge is guaranteed not to increase. This charge reimburses us for our expenses incurred in maintaining your Contract.

Before the payout start date, we will subtract the annual contract maintenance charge from the Van Kampen Money Market Variable Subaccount on each contract anniversary. If the Van Kampen Money Market Variable Subaccount has insufficient funds, then we will subtract the contract maintenance charge in equal parts from the other Variable Subaccounts in the proportion that your value in each bears to your total value in all Variable Subaccounts, excluding the Van Kampen Money Market Variable Subaccount.

We will waive this charge if you pay more than $50,000 in total purchase payments or if you have allocated all of your contract value to the Fixed Account Options on the contract anniversary. If you fully withdraw your contract value, then we will deduct the full $35 charge as of the date of the full withdrawal, unless your Contract qualifies for a waiver.

After the payout start date, we will subtract this charge in equal parts from each of your income payments. We will waive this charge if on the payout start date your contract value is $50,000 or more or if all of your income payments are fixed income payments.

Transfer Fee
We currently are waiving the transfer fee. The Contract permits us to charge you up to $10 per transfer for each transfer after the 12th in any contract year. We will notify you if we begin to charge this fee. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Portfolio Rebalancing program.

The transfer fee will be deducted from contract value that remains in the Variable Subaccount(s) or fixed account from which the transfer was made. If that amount is insufficient to pay the transfer fee, we will deduct the fee from the transferred amount.

Withdrawal Charge
We may assess a withdrawal charge^ of up to 7% of the purchase payment(s) you withdraw. The charge declines to 0% after 7 complete years from the date we received the purchase payment being withdrawn.

We do not apply a withdrawal charge in the following situations:

o on the payout start date (a withdrawal charge may apply if you elect to receive income payments for a specified period of less than 120 months);

o    the payment of a death benefit;

o    a free withdrawal amount, as described below;

o    withdrawals taken to satisfy IRS minimum distribution rules.

We will never waive or eliminate a withdrawal charge where such waiver or elimination would be unfairly discriminatory to any person or where it is prohibited by state law.

Withdrawals may be subject to tax penalties and income tax. You should consult your own tax counsel or other tax advisers regarding any withdrawals.

As a general rule, the withdrawal charge equals a percentage of purchase payments withdrawn that: (a) we have held for less than seven years; and (b) are not eligible for a free withdrawal. The applicable percentage depends on how many years ago you made the purchase payment being withdrawn, as shown in this chart:

                  Payment                         Withdrawal Charge
                  Year                                Percentage

                  First  .......................          7%
                  Second .......................          7%
                  Third  .......................          6%
                  Fourth .......................          6%
                  Fifth.........................          5%
                  Sixth.........................          4%
                  Seventh.......................          3%
                  Eighth and later..............          0%


We subtract the withdrawal charge from the contract value remaining after your withdrawal. As a result, the decrease in your contract value will be greater than the withdrawal amount requested and paid.

For purposes of determining the withdrawal charge, the contract value is deemed to be withdrawn in the following order:

First Earnings -- the current contract value minus all purchase payments that have not previously been withdrawn;

Second "Old Purchase Payments" -- Purchase payments received by us more than seven years before the date of withdrawal that have not been previously withdrawn;

Third Any additional amounts available as a "Free Withdrawal," as described below;

Fourth "New Purchase Payments" -- Purchase payments received by us less than seven years before the date of withdrawal. These payments are deemed to be withdrawn on a first-in, first-out basis.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Free Withdrawal
Withdrawals of the following amounts are never subject to the withdrawal charge:

o    the free withdrawal amount; and

o    any Old Purchase Payments that have not been previously withdrawn.

The free withdrawal amount, in any contract year, is equal to the greater of:
(a)      earnings that have not previously been withdrawn; or
(b)      15 percent of New Purchase Payments.

Any free withdrawal amount that is not withdrawn during a contract year may not be carried over to increase the free withdrawal amount available in a subsequent year.

Note: Even if you do not owe a withdrawal charge on a particular withdrawal, you may still owe taxes or penalty taxes.

Waiver of Withdrawal Charges

General
If approved in your state, we will offer the three waiver benefits described below. In general, if you qualify for one of these benefits, we will permit you to make one or more partial or full withdrawals without paying any otherwise applicable withdrawal charge. While we have summarized those benefits here, you should consult your Contract for the precise terms of the waiver benefits.

Some qualified plans may not permit you to utilize these benefits. Also, even if you do not need to pay our withdrawal charge because of these benefits, you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult your tax adviser to determine the effect of a withdrawal on your taxes.

Confinement Waiver We will waive the withdrawal charge on all withdrawals under your Contract if the following conditions are satisfied:

1. Any contract owner or the annuitant, if the Contract is owned by a company or other legal entity, is confined to a long term care facility or a hospital for at least 90 consecutive days. The insured must enter the long term care facility or hospital at least 30 days after the issue date;

2. You request the withdrawal no later than 90 days following the end of the insured's stay at the long term care facility or hospital. You must provide written proof of the stay with your withdrawal request; and

3. A physician must have prescribed the stay and the stay must be medically necessary.

You may not claim this benefit if the physician prescribing the insured's stay in a long term care facility is the insured or a member of the insured's immediate family.

Terminal  Illness Waiver
We will waive any withdrawal charge on all withdrawals under your Contract if, at least 30 days after the issue date, you or the annuitant are diagnosed with a terminal illness. You may be required to provide adequate proof of the diagnosis to us.

Unemployment Waiver
We will waive any withdrawal charge on one partial or full withdrawal from your contract, if you meet the following requirements:

o    You become unemployed at least one year after the issue date;

o You receive unemployment compensation for at least 30 days as a result of that unemployment; and

o You claim this benefit within 180 days of your initial receipt of unemployment compensation.

You may exercise this benefit once before the  annuity start date.

Premium Taxes
We may charge premium taxes or other state or local taxes against the contract value, including contract value that results from amounts transferred from existing policies (Section 1035 exchange) issued by us or other insurance companies. Some states assess premium taxes when purchase payments are made; others assess premium taxes when ^ income payments begin. We will deduct any applicable premium taxes upon full ^ withdrawal, death, or when you begin to receive income payments. Premium taxes generally range from 0% to 3.5%.

Deduction For  Variable Account Income Taxes
We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the variable account. We will deduct for any taxes we incur as a result of the operation of the variable account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Tax Code is briefly described in the SAI.

Other Expenses
You indirectly bear the charges and expenses of the portfolios whose shares are held by the Variable Subaccounts to which you allocate your contract value. For more detailed information about those charges and expenses, please refer to the prospectuses for the appropriate portfolios. We may receive compensation from the investment advisers, administrators, distributors (and/or an affiliate thereof) of the portfolios in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract along with certain other variable contracts issued or administered by Allstate (or an affiliate). Some advisers, administrators or distributors may pay us more than others.

                                       Tax Matters

Introduction

The following discussion is general and is not intended as tax advice. Only Federal income tax issues are addressed. Allstate makes no guarantee regarding the tax treatment of any contract or transaction involving a contract.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences of your individual circumstances, you should consult a competent tax adviser.


Taxation Of Annuities In General
Tax Deferral
Generally, you are not taxed on increases in the contract value until a distribution occurs. This rule applies only where:

(1)      the owner is a natural person,
(2)      the  investments  of  the   variable  account  are  "adequately
         diversified" according to Treasury Department regulations, and
(3) Allstate is considered the owner of the variable account assets for Federal income tax purposes.

Non-Natural Owners
As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for Federal income tax purposes. Any increase in the value of such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the SAI for a discussion of several exceptions to the general rule for contracts owned by non-natural persons.

Diversification Requirements
For a contract to be treated as an annuity for federal income tax purposes,  the
investments  in  the    variable  account  must  be  "adequately   diversified"
consistent  with  standards  under  Treasury  Department  regulations.   If  the
investments  in the   variable  account  are not  adequately  diversified,  the
Contract will not be treated as an annuity contract for Federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the owner during the taxable year. Although Allstate does not have control over the portfolios or their investments, we expect the portfolios to meet the diversification requirements.

Ownership Treatment
The IRS has stated that you will be considered the owner of variable account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the variable account investments may cause an investor to be treated as the owner of the variable account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct Variable Subaccount investments without being treated as owners of the underlying assets of the variable account.

Your rights under this contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of variable account assets. For example, you have the choice to allocate premiums and contract values among more investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the variable account. If this occurs, income and gain from the variable account assets would be includable in your gross income. Allstate does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the variable account. However, we make no guarantee that such modification to the Contract will be successful.

Taxation Of Partial And Full Withdrawals
If you make a partial withdrawal under a non-qualified Contract, amounts received are taxable to the extent the contract value, without regard to ^ withdrawal charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a qualified Contract, the portion of the payment that bears the same ratio to the total payment that the investment in the contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the contract value, is excluded from your income. If you make a full withdrawal under a non-qualified Contract or a qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the contract.

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

o        made on or after the date the individual attains age 59 1/2,
o        made to a beneficiary after the owner's death,
o        attributable to the owner being disabled, or
o for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

If you transfer a nonqualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the contract value and the investment in the Contract at the time of transfer. Except for certain qualified contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the contract value is treated as a withdrawal of such amount or portion.

Taxation Of Income Payments
Generally, the rule for income taxation of income payments received from a nonqualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed income payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of income payments for the term of the Contract. If you elect variable income payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The income payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If you die, and income payments cease before the total amount of the investment in the contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

Taxation Of Annuity Death Benefits
Death of an owner, or death of the annuitant if the Contract is owned by a non-natural person, will cause a distribution of death benefits from a Contract. Generally, such amounts are included in income as follows:

(1) if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

(2) if distributed under an Income Plan, the amounts are taxed in the same manner as an income payment. Unlike some other assets, the beneficiary's cost basis for an annuity is not increased or decreased to the fair market value of the Contract on the date of death. Please see the SAI for more detail on distribution at death requirements.

Penalty Tax On Premature Distributions
A 10% penalty tax applies to the taxable amount of any premature distribution from a nonqualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

(1)  made on or after the date the owner attains age 59 1/2;

(2)  made as a result of the owner's death or disability;

(3) made in substantially equal periodic payments over the owner's life or life expectancy,

(4)  made under an immediate annuity; or

(5)  attributable to investment in the contract before August 14, 1982.

You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from qualified Contracts.

Aggregation Of Annuity Contracts
All non-qualified deferred annuity contracts issued by Allstate (or its affiliates) to the same owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

Tax Qualified Contracts

Contracts may be used as investments with certain qualified plans such as:

o Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Tax Code;

o    Roth IRAs under Section 408A of the Tax Code;

o    Tax sheltered annuities under Section 403(b) of the Tax Code;

o    Simplified Employee Pension Plans under Section 408(k) of the Tax Code;

o Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section 408(p) of the Tax Code;

o    Corporate and Self Employed Pension and Profit Sharing Plans; and

o    State  and  Local   Government   and   Tax-Exempt   Organization   Deferred
     Compensation Plans.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

Restrictions Under Section 403(b) Plans
Section 403(b) of the Tax Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any Contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

o       attains age 59 1/2,
o       separates from service,
o       dies,
o       becomes disabled, or
o on account of hardship (earnings on salary reduction contributions may not be distributed on the account of hardship).

These limitations do not apply to withdrawals where Allstate is directed to transfer some or all of the contract value to another 403(b) plan.

Income Tax Withholding

Allstate is required to withhold Federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to another qualified plan or IRA. Eligible rollover distributions generally include all distributions from qualified Contracts, excluding IRAs, with the exception of:

(1)      required minimum distributions, or
(2) a series of substantially equal periodic payments made over a period of at least 10 years, or,
(3)      over the life (joint lives) of the participant (and beneficiary).

Allstate may be required to withhold Federal and state income taxes on any distributions from either non-qualified or qualified Contracts that are not eligible rollover distributions unless you notify us of your election to not have taxes withheld.


                                Performance Information

Yields and Standard Total Return

We may advertise the yields and standard average annual total returns for the Variable Subaccounts. These figures will be based on historical earnings and are not intended to indicate future performance.

Yields and standard total returns include all charges and expenses you would pay under the Contract: the mortality and expense risk charge (1.15% for Contracts with the standard death benefit; 1.35% for Contracts with the enhanced death benefit; and 1.55% for Contract with the enhanced death benefit and income benefit), an administrative expense charge of 0.10%, the annual contract maintenance charge of $35, and applicable withdrawal charges.

The yield of the Van Kampen Money Market Variable Subaccount refers to the annualized investment income that an investment in the Subaccount generates over a specified seven-day period. The effective yield of the Van Kampen Money Market Variable Subaccount is calculated in a similar way but, when annualized, we assume that the income earned by the investment has been reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of the assumed reinvestment. The yield of a Variable Subaccount (except the Van Kampen Money Market Variable Subaccount) refers to the annualized income that an investment in the Variable Subaccount generates over a specified thirty-day period.

The average annual total return of a Variable Subaccount assumes that an investment has been held in the Variable Subaccount for certain periods of time including the period measured from the date the Variable Subaccount began operations. We will provide the average annual total return for each Variable Subaccount that has been in operation for 1, 5, and 10 years. The total return quotations will represent the average annual compounded rates of return that an initial investment of $1,000 would earn as of the last day of the 1, 5 and 10 year periods.

The yield and total return calculations are not reduced by any premium taxes. Applying premium taxes will reduce the yield and total return of a Contract.

For additional information regarding yield and total return calculations, please refer to the SAI.

Other Performance Data

We may disclose average annual total return in nonstandard formats and cumulative total return. This means that the data may be presented for different time periods and different dollar amounts.

We may also present historic performance data for the portfolios since their inception reduced by all fees and charges you would pay under the Contract -- the mortality and expense risk charge (1.15% for Contracts with the standard death benefit; 1.35% for Contracts with the enhanced death benefit; and 1.55% for Contract with both the enhanced death benefit and the income benefit), an administrative expense charge of 0.10%, an annual contract maintenance charge of $35, and applicable withdrawal charges.

Such adjusted historic performance includes data that precedes the inception dates of the Variable Subaccounts, but is designed to show the performance that would have resulted if the Contract had been available during that time.

We will only disclose non-standard performance data if we also disclose the standard performance data. For additional information regarding the calculation of other performance data, please refer to the SAI.

Advertising, sales literature, and other communications may compare the expense and performance data for the Contract and each Variable Subaccount with other variable annuities tracked by independent services such as Lipper Analytical Services, Inc., Morningstar and the Variable Annuity Research Data Service. These services monitor and rank the performance and expenses of variable annuity issuers on an industry-wide basis. We may also make comparisons using other indices that measure performance, such as Standard & Poor's 500 Composite or the Dow Jones Industrial Average. Unmanaged indices may assume reinvestment of dividends but do not deduct administrative and management costs and expenses.

We may report other information including the effect of tax-deferred compounding on a Variable Subaccount's returns, illustrated by tables, graphs, or charts. Tax-deferred compounding can lead to substantial long-term accumulation of assets, if the portfolio's investment experience is positive. Sales literature, advertisements or other reports may refer to A.M. Best's rating of Allstate as an insurance company.


               Allstate Life Insurance Company And The Variable Account

Allstate Life Insurance Company

Allstate is an Illinois stock life insurance company organized in 1957. Allstate is licensed to operate in the District of Columbia, Puerto Rico, and all states except New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062.

Allstate is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Several independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns A+ (Superior) to Allstate. Standard & Poor's Insurance Rating Services assigns an AA+ (Very Strong) financial strength rating and Moody's assigns an Aa2 (Excellent) financial strength rating to Allstate. These ratings do not reflect the investment performance of the variable account. We may from time to time advertise these ratings in our sales literature.

Financial Statements Of Allstate
The Company's consolidated financial statements and notes thereto are included in the SAI. You should consider those financial statements only as bearing on Allstate's ability to meet its obligations under the Contract. They do not
relate  to the  investment  performance  of the  assets  held in the   variable
account.

The Variable Account

We established the Allstate Financial Advisors Separate Account I in 1999, as a segregated asset account of Allstate. The variable account meets the definition of a "separate account" under the Federal securities laws. We have registered the variable account with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the variable account or Allstate.

We own the assets of the variable account, but we hold them separate from our other assets. To the extent that these assets are attributable to the contract value of the Contracts offered by this prospectus, these assets are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the variable account are credited to or charged against the variable account without regard to our other income, gains, or losses. Our obligations arising under the Contracts are general corporate obligations of Allstate.

The variable account is divided into Variable Subaccounts. We may add new Variable Subaccounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. The assets of each Variable Subaccount are invested in the shares of one of the portfolios. We do not guarantee the investment performance of the variable account, its Variable Subaccounts or the portfolios. Values allocated to the variable account and the amount of variable income payments will rise and fall with the values of shares of the portfolios and are also reduced by Contract charges. We may also use the variable account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the variable account.

We have included additional information about the variable account in the SAI. You may obtain a copy of the SAI by writing to us or calling us at 1-800-632-3492 or go to the SEC's website at (http://www.sec.gov). We have reproduced the Table of Contents of the SAI on the last page of this prospectus.

                                     Administration

We have primary responsibility for all administration of the Contracts and the variable account. Our mailing address is: Allstate Life Insurance Company; Nebraska Service Center; P.O. Box 80469; Lincoln, Nebraska 68501-0469.

We provide the following administrative services, among others: issuance of the Contracts; maintenance of contract owner records; contract owner services; calculation of unit values; maintenance of the variable account; and preparation of contract owner reports.

We will send you Contract statements and transaction confirmations at least quarterly. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We will also provide you with additional periodic and other reports, information and prospectuses as may be required by Federal securities laws.

                                        Year 2000

Allstate is heavily dependent upon complex computer systems for all phases of its operations, including customer service, and contract administration. Since many of Allstate's older computer software programs recognize only the last two digits of the year in any date, some software may fail to operate properly in or after the year 1999, if software is not reprogrammed or replaced ("Year 2000 Issue"). Allstate believes that many of its counterparties and suppliers also have Year 2000 Issues that could affect Allstate. In 1995, Allstate commenced a plan intended to mitigate and/or prevent the adverse effects of Year 2000 Issues. These strategies include normal development and enhancement of new and existing systems, upgrades to operating systems already covered by maintenance agreements and modifications to existing systems to make them Year 2000 compliant. The plan also includes Allstate actively working with its major external counterparties and suppliers to assess their compliance efforts and Allstate's exposure to them. Allstate presently believes that it will resolve the Year 2000 Issue in a timely manner, and the financial impact will not materially affect the results of its operations, liquidity or financial position. Year 2000 costs are and will be expensed as incurred.

                       Market Timing And Asset Allocation Services

Certain third parties offer market timing and asset allocation services in connection with the Contracts. In certain situations, we will honor transfer instructions from third party market timing and asset allocation services if they comply with our administrative systems, rules and procedures, which we may modify at any time. Please note that fees and charges assessed for third party market timing and asset allocation services are separate and distinct from the Contract fees and charges set forth herein. We neither recommend nor discourage the use of market timing and asset allocation services.

                                Distribution Of Contracts

The Contracts described in this prospectus are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency. Commissions paid to broker-dealers may vary, but we estimate that the total commissions paid on all Contract sales will not exceed 6% of all purchase payments (on a present value basis). From time to time, we may offer additional sales incentives of up to 1% of purchase payments to broker-dealers who maintain certain sales volume levels.

Allstate Life Financial Services ("ALFS") located at 3100 Sanders Road, Northbrook, IL 60062-7154 serves as distributor of the Contracts. ALFS is a wholly owned subsidiary of Allstate. ALFS is a registered broker dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

Allstate does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for expenses incurred in distributing the Contracts, including liability arising out of services we provide on the Contracts.

                                    Legal Proceedings

There are no pending legal proceedings affecting the variable account. Allstate and its subsidiaries are engaged in routine lawsuits which, in our management's judgment, are not of material importance to their respective total assets or material with respect to the variable account.

                                      Legal Matters

All matters of Illinois law pertaining to the Contract, including the validity of the Contract and our right to issue the Contract under Illinois law, have been passed upon by Michael J. Velotta, Vice President, Secretary and General Counsel. Legal advice relating to the Federal securities laws has been given by the law firm of Sutherland Asbill & Brennan LLP, Washington, D.C.


                                 Registration Statement

We have filed a registration statement with the SEC, under the Securities Act of 1933 as amended, with respect to the Contracts offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement and the exhibits for further information concerning the variable account, Allstate, and the Contracts. The descriptions in this prospectus of the Contracts and other legal instruments are summaries. You should refer to those instruments as filed for the precise terms of those instruments. You may inspect and obtain copies of the registration statement as described on the cover page of this prospectus.





              Table Of Contents Of the Statement Of Additional Information
The Contract ....................................................................................................1
     Income Payments.............................................................................................1
     Initial Monthly Income Payment..............................................................................1
     Subsequent Monthly Payments.................................................................................1
     Transfers After The Payout Start Date.......................................................................2
     Annuity Unit Value..........................................................................................2
     Illustrative Example  Of Annuity Unit Value Calculation.....................................................3
     Illustrative Example Of Variable Income Payments............................................................4
Additional Federal Income Tax Information........................................................................5
     Introduction ...............................................................................................5
     Taxation Of Allstate Life Insurance Company.................................................................5
     Exceptions To The Non-Natural Owner Rule....................................................................5
     IRS Required Distribution  At Death Rules...................................................................6
     Qualified Plans.............................................................................................6
     Types of Qualified Plans....................................................................................6
         IRAs .................................................................................................. 6
         Roth IRAs...............................................................................................6
         Simplified Employee Pension Plans.......................................................................7
         Savings Incentive Match Plans For Employees (SIMPLE Plans)..............................................7
         Tax Sheltered Annuities.................................................................................7
         Corporate And Self-Employed Pension And Profit Sharing Plans............................................7
         State And Local Government And Tax-Exempt Organization Deferred Compensation Plans .....................7
Variable Account Performance.....................................................................................8
     Standardized Total Return...................................................................................8
     Non-Standardized Total Return...............................................................................9
     Time Periods Before The Date The Variable Account Commenced Operations......................................9
Tables Of Adjusted Historic Total Return Quotations.............................................................10
Experts   ......................................................................................................13
Financial Statements............................................................................................



                           Statement Of Additional Information

             Flexible Premium Individual Deferred Variable Annuity Contracts
                                     Issued Through
                     Allstate Financial Advisors Separate Account I
                                       Offered By
                             Allstate Life Insurance Company

This Statement of Additional Information is not a prospectus. You should also read the prospectus relating to the annuity contracts described above.


You may obtain a copy of the prospectus without charge by calling us at 1-800-632-3492 or writing to us at the following address:

                             Allstate Life Insurance Company
                                 Nebraska Service Center
                                     P.O. Box 80469
                              Lincoln, Nebraska 68501-0469



                  The date of this Statement of Additional Information
                      and of the related Prospectus is: ____, 1999.



                                    Table Of Contents

The Contract.............................................................................................1
   Income Payments.......................................................................................1
   Initial Monthly Income Payment........................................................................1
   Subsequent Monthly Payments...........................................................................1
   Transfers After The Payout Start Date.................................................................3
   Annuity Unit Value....................................................................................3
   Illustrative Example Of Annuity Unit Value Calculation................................................4
   Illustrative Example Of Variable Income Payments......................................................5
Additional Federal Income Tax Information................................................................7
   Introduction..........................................................................................7
   Taxation Of Allstate Life Insurance Company...........................................................7
   Exceptions To The Non-Natural Owner Rule..............................................................7
   IRS Required Distribution At Death Rules..............................................................8
   Qualified Plans.......................................................................................8
   Types Of Qualified Plans..............................................................................8

     IRAs................................................................................................8
     RothIRAs............................................................................................8
     Simplified Employee Pension Plans...................................................................9
     Savings Incentive Match Plans For Employees (SIMPLE Plans)..........................................9
     Tax Sheltered Annuities.............................................................................9
     Corporate And Self-Employed Pension And Profit Sharing Plans.......................................10
     State And Local Government And Tax-Exempt Organization Deferred Compensation Plans.................10
Variable Account Performance............................................................................10
   Standardized Total Return............................................................................10
   Non-Standardized Total Return........................................................................13
   Time Periods Before The Date The Variable Account Commenced Operations...............................14
Tables Of Adjusted Historic Total Return Quotations.....................................................14
Experts.................................................................................................18
Financial Statements....................................................................................19


                                  The Contract



Income Payments

The amount of your income payments will depend on the following factors:

     (a) the amount of your contract value on the valuation date immediately preceding the payout start date, minus any applicable premium tax charge;

     (b)  the Income Plan you have selected;

     (c)  the payment frequency you have selected;

     (d) the age and, in some cases, the sex of the annuitant and any joint annuitant; and

     (e) for variable income payments only, the investment performance after the payout start date of the Variable Subaccounts you have selected.


Initial Monthly Income Payment

For both fixed and variable income payments, we determine the amount of your initial income payment as follows. First, we subtract any applicable premium tax charge from your contract value on the valuation date next preceding the payout start date. Next, we apply that amount to the Income Plan you have selected. For the fixed portion of your income payments, we will use either the Income Payment Tables in the Contract or our income payment tables in effect at the time of the calculation, whichever table is more favorable to the annuitant. For income payments on a variable basis, we will use the Income Payment tables in the Contract (which reflect the assumed investment rate of 3.0% which is used in calculating subsequent variable income payments, as described below). The tables show the amount of the periodic payment an annuitant could receive based on $1,000 of contract value. To determine the initial payment amount, we divide your contract value, adjusted as described above, by $1,000 and multiply the result by the relevant annuity factor for the Annuitant's adjusted age and sex (if we are permitted to consider that factor) and the frequency of the payments you have selected. The adjusted age is the actual age of the annuitant on the payout start date reduced by one year for each six full years between January 1, 1983 and the payout start date.

In some states and under certain Qualified Plans and other employer-sponsored employee benefit plans, we are not permitted to take the Annuitant's sex into consideration in determining the amount of periodic income payments. In those states, we use the same annuity table for men and women.



Subsequent Monthly Payments


For fixed income payments , the amount of the second and each subsequent monthly income payment is usually the same as the first monthly payment. However, after the payout start date you will have a limited ability to increase your fixed income payments by making transfers from the Variable Subaccounts, as described in "Transfers after the payout start date" on page 3 below. After each such transfer, however, your subsequent income payments will remain at the new level until and unless you make an additional transfer to your fixed income payments.

For a variable income payments, the amount of the second and each subsequent monthly payment will vary depending on the investment performance of the Variable Subaccounts to which you allocated your contract value after the payout start date. We calculate separately the portion of the monthly income payment attributable to each Variable Subaccount you have selected as follows. When we calculate your initial income payment, we also will determine the number of annuity units in each Variable Subaccount to allocate to your Contract for the remainder of the payout phase. For each Variable Subaccount, we divide the portion of the initial income payment attributable to that Variable Subaccount by the annuity unit value for that Variable Subaccount on the valuation date immediately preceding the payout start date. The number of annuity units so determined for your Contract is fixed for the duration of the payout phase. We will determine the amount of each subsequent monthly payment attributable to each Variable Subaccount by multiplying the number of annuity units allocated to your Contract by the annuity unit value for that Variable Subaccount as of the valuation period immediately preceding the date on which the income payment is due. Since the number of annuity units is fixed, the amount of each subsequent variable income payment will reflect the investment performance of the Variable Subaccounts you elected.

Transfers After The Payout Start Date

The Contract provides that during the payout phase, you have a limited ability to make transfers among the Variable Subaccounts or increase the proportion of your income payments consisting of fixed income payments. No transfers are permitted during the first six months after the payout start date. Thereafter, you can make transfers among the Variable Subaccouts, but these transfers must be at least six months apart. You can make transfers from the Variable Subaccounts to increase your fixed income payments only if you have chosen Income Plan 3.

We will effect a transfer among the Variable Subaccounts at their annuity unit value next determined after we receive your instructions. After the transfer, your subsequent variable income payments will be based on your new annuity unit balances. If you wish to transfer value from the Variable Subaccounts to increase your fixed income payments, we will determine the amount of your additional fixed income payments as follows. First, we will determine the annuitized value represented by the annuity units that you wish to apply to a fixed income payment. Then, we will apply that amount to the appropriate factor for Income Plan 3, using either the Income Plan Tables in the Contract or our income payment tables in effect at the time of the calculation, whichever table is more favorable to the annuitant


Annuity Unit Value


We determine the value of an annuity unit independently for each Variable Subaccount. Initially, the annuity unit value for each Variable Subaccount was set at $100.00.

The annuity unit value for each Variable Subaccount will vary depending on how much the actual net investment return of the Variable Subaccount differs from the assumed investment rate that was used to prepare the income payment tables in the Contract. Those income payment tables are based on a 3.0% per year assumed investment rate. If the actual net investment rate of a Variable
Subaccount exceeds 3.0%, the annuity unit value will increase and variable income payments derived from allocations to that Variable Subaccount will increase over time. Conversely, if the actual net investment rate (that is, the portfolio's investment return minus a deduction of variable account charges) is less than 3.0%, the annuity unit value will decrease and the variable income payments will decrease over time. If the net investment rate of a Variable Subaccount equals 3.0%, the annuity unit value will stay the same, as will the variable income payments. If we had used a higher assumed investment rate, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for income payments to increase (or not to decrease).

For each Variable Subaccount, we determine the annuity unit value for any valuation period by multiplying the annuity unit value for the immediately preceding valuation period by the Net Investment Factor for the current valuation period. The result is then divided by a second factor which offsets the effect of the assumed net investment rate of 3.0% per year.

The Net Investment Factor measures the net investment performance of a Variable Subaccount from one valuation date to the next. The Net Investment Factor may be greater or less than or equal to one; therefore, the value of an annuity unit may increase, decrease or remain the same.

To determine the Net Investment Factor for a Variable Subaccount for a valuation period, we divide (a) by (b), and then subtract (c) from the result, where:


     (a)  is the total of:


(1) the net asset value of a portfolio share held in the Variable Subaccount determined as of the valuation date at the end of the valuation period; plus

(2) the per share amount of any dividend or other distribution declared by the Portfolio for which the "ex-dividend" date occurs during the valuation period; plus or minus

(3) a per share credit or charge for any taxes which we paid or for which we reserved during the valuation period and which we determine to be attributable to the operation of the Variable Subaccount. As described in the prospectus, currently we do not pay or reserve for Federal income taxes;

     (b) is the net asset value of the portfolio share determined as of the valuation date at the end of the immediately preceding valuation period; and

     (c) is the annualized mortality and expense risk charge and the annualized administrative expense risk charge divided by the number of days in the current calendar year and then multiplied by the number of calendar days in the current valuation period.

The Net Investment Factor may be greater, less than, or equal to one. Therefore the value of an accumulation unit may increase, decrease, or remain the same.


Illustrative Example Of Annuity Unit Value Calculation


Assume that one share of a given Variable Subaccount's underlying Portfolio had a net asset value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on a Tuesday; that its net asset value had been $11.44 at the close of the NYSE on Monday, the day before; and that no dividends or other distributions on that share had been made during the intervening valuation period. The Net Investment Factor for the valuation period ending on Tuesday's close of the NYSE is calculated as follows:

        Net Investment Factor = ($11.46/$11.44) - 0.000034246 = 1.001714006

The amount subtracted from the ratio of the two net asset values (0.000034246) is the daily equivalent of the annual asset-based expense charges against the Variable Subaccount of 1.25% and a factor for the 3.0% assumed investment rate.

In the example given above, if the annuity unit value for the Variable Subaccount was $101.03523 on Monday, the annuity unit value on Tuesday would have been:

$101.03523 x 1.001714006  = $101.20021
         .........         1.000080986



Illustrative Example Of Variable Income Payments

Assume that a male Contract owner, P, owns a Contract in connection with which P has allocated all of his contract value to a single Variable Subaccount. P is also the sole annuitant. At age 60, P chooses to annuitize his Contract under Income Plan 1, Life Income with Guaranteed Payments for 120 Months. As of the last valuation date immediately preceding the payout start date, P's account was credited with 7543.2456 accumulation units each having a value of $15.432655. Accordingly, P's account value at that date is equal to 7543.2456 X $15.432655 = $116,412.31. There are no premium tax charges payable upon annuitization. Assume also that the annuity unit value for the Variable Subaccount at that same date is $132.56932, and that the annuity unit value on the valuation date immediately prior to the second income payment date is $133.27695.

P's first variable income payment is determined from the income payment tables in P's Contract, using the information assumed above, with an adjustment for age. The tables supply monthly income payments for each $1,000 of applied contract value. Accordingly, P's first variable income payment is determined by multiplying the monthly installment of $4.92 by the result of dividing P's Account Value by $1,000:

             First Payment = $4.92 X ($116,412.31/$1,000) = $572.75

The number of P's annuity units is also determined at this time. It is equal to the amount of the first variable income payment divided by the value of an annuity unit at the valuation date immediately prior to annuitization:

            annuity units = $572.75 divided by $132.56932 = 4.32037

P's second variable income payment is determined by multiplying the number of annuity units by the annuity unit value as of the valuation date immediately prior to the second payment due date:

                Second Payment = 4.32037 x $133.27695 = $575.81

P's third and subsequent variable income payments are computed in the same manner.

The amount of the first variable income payment depends on the contract value in the relevant Variable Subaccount on the payout start date. Thus, it reflects the investment performance of the Variable Subaccount, minus fees and charges during the accumulation period. The amount of the first variable income payment determines the number of annuity units allocated to P's Contract for the payout phase. That number will remain constant throughout the payout phase, unless the Contract owner makes a transfer. The amount of the second and subsequent variable income payments depends on changes in the annuity unit value, which will continuously reflect changes in the net investment performance of the Variable Subaccount during the payout phase.

                        Additional Federal Income Tax Information

Introduction

The following discussion is general and is not intended as tax advice. Allstate makes no guarantee regarding the tax treatment of any contract or transaction involving a contract. Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


Taxation Of Allstate Life Insurance Company


Allstate is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. The Variable Account is not an entity separate from Allstate, and its operations form a part of the Company. As a consequence, the Variable Account will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the contract. Under current Federal tax law, Allstate believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Generally, reserves are amounts that Allstate is legally required to accumulate and maintain in order to meet future obligations under the Contracts. Allstate does not anticipate that it will incur any Federal income tax liability attributable to the Variable Account. Therefore, we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Variable Account, then we may impose a charge against the Variable Account in order to make provision for such taxes.


Exceptions To The Non-Natural Owner Rule

Generally, Contracts held by a non-natural owner are not treated as annuity contracts for Federal income tax purposes, unless one of several exceptions applies. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity that holds the Contract for the benefit of a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for employees. Other exceptions to the non-natural owner rule are:

(1) Contracts acquired by an estate of a decedent by reason of the death of the decedent;

(2)  certain qualified Contracts;

(3) Contracts purchased by employers upon the termination of certain qualified plans;

(4) certain Contracts used in connection with structured settlement agreements, and


(5) Contracts purchased with a single premium when the annuity starting date is no later than a year from date of purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the payout phase.


IRS Required Distribution At Death Rules

To  qualify  as  an  annuity  contract  for  Federal  income  tax  purposes,   a
nonqualified Contract must provide:

(1) if any owner dies on or after the annuity start date, but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death;

(2) if any owner dies prior to the annuity start date, the entire interest in the Contract must be distributed within five years after the date of the owner's death.

         The five year requirement is satisfied if:

(1) any portion of the owner's interest which is payable to a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary), and

(2)  the distributions begin within one year of the owner's death.

If the owner's designated beneficiary is a surviving spouse, the Contract may be continued with the surviving spouse as the new owner. If the owner of the Contract is a non-natural person, the annuitant is treated as the owner for purposes of applying the distribution at death rules. In addition, a change in the annuitant on a Contract owned by a non-natural person is treated as the death of the owner.


Qualified Plans

This Contract may be used with several types of Qualified Plans. The tax rules applicable to participants in Qualified Plans vary according to the type of Plan and the terms and conditions of the Plan. Qualified Plan participants, and owners, annuitants and beneficiaries under the Contract may be subject to the terms and conditions of the Qualified Plan regardless of the terms of the Contract.


Types Of Qualified Plans


IRAs

Section 408 of the Code permits eligible individuals to contribute to an individual retirement plan known as an IRA. IRAs are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. An IRA generally may not provide life insurance, but it may provide a Death Benefit that equals the greater of the premiums paid or the Contract value. The Contract provides a Death Benefit that in certain situations, may exceed the greater of the payments or the contract value. If the IRS treats the Death Benefit as violating the prohibition on investment in life insurance contracts, the Contract would not qualify as an IRA.


Roth IRAs

Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement plan known as a Roth IRA. Roth IRAs are subject to limitations on the amount that can be contributed. In certain instances, distributions from Roth IRAs are excluded from gross income. Subject to certain limits, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth IRA. The taxable portion of a conversion or rollover distribution is included in gross income, but is exempt from the 10% penalty tax on premature distributions.


Simplified Employee Pension Plans

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees using the employees' IRAs if certain criteria are met. Under these plans the employer may, within limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the contract in connection with such plans should seek competent advice.


Savings Incentive Match Plans For Employees (SIMPLE Plans)

Sections 408(p) and 401(k) of the Tax Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets, or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.


Tax Sheltered Annuities

Section 403(b) of the Tax Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the
Code) to have their employers purchase Contracts for them. Subject to certain limitations, a Section 403(b) plan allows an employer to exclude the purchase payments from the employees' gross income. A Contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after:

o    the date the employee attains age 59 1/2,
o    separates from service,
o    dies,
o    becomes disabled, or
o on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship).


These limitations do not apply to withdrawals where Allstate is directed to transfer some or all of the contract value to another 403(b) plan.


Corporate And Self-Employed Pension And Profit Sharing Plans

Sections 401(a) and 403(a) of the Tax Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Tax Code permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of Contracts to provide benefits under the plans.


State And Local Government And Tax-Exempt Organization Deferred Compensation Plans Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current income taxes. The employees must be participants in an eligible deferred compensation plan. Employees with Contracts under the plan are considered general creditors of the employer. The employer, as owner of the Contract, has the sole right to the proceeds of the Contract. Generally, under the non-natural owner rules, Contracts are not treated as annuity contracts for Federal income tax purposes. Under these plans, contributions made for the benefit of the employees will not be included in the employees' gross income until distributed from the plan. However, all compensation deferred under a 457 plan must remain the sole property of the employer. As property of the employer, the assets of the plan are subject only to the claims of the employer's general creditors, until such time as the assets become available to the employee or a beneficiary.

                          Variable Account Performance

Performance data for the various Variable Subaccounts are computed in the manner described below.


Standardized Total Return

Standardized total return for a Variable Subaccount represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a Contract funded by that Variable Subaccount made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The standardized total rate of return (T) is computed so that it satisfies the following formula:

                         P(1+T) to the power of n = ERV


    where:

         P = a hypothetical  initial  payment of $1,000
         T = average annual total return
         n = number of years


ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five, or ten year period as of the end of the period (or fractional portion thereof).



The standardized total return figures reflect the effect of both non-recurring and recurring charges, as discussed herein. When factoring the contract maintenance charge, we pro rate the charge by dividing the $35 contract maintenance charge by an assumed contract size of $20,000. We then multiply the resulting percentage by a hypothethical $1,000 investment. The applicable Withdrawal Charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. The effect of the contract maintenance charge on your account usually will differ from that assumed in the computation, due to differences between most actual allocations and the assumed one, as well as differences due to varying account sizes. Accordingly, your total return on an investment in the Variable Subaccount over the same time periods usually would have differed from those produced by the computation. Standardized total return figures are based on historical data and are not intended to be a projection of future performance.



Non-Standardized Total Return


Non-standardized total return for a Variable Subaccount represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a Contract funded by that Variable Subaccount made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

                         P(1+T) to the power of n = ERV


    where:


         P = a hypothetical  initial payment of $20,000
         T = average annual total return
         n = number of years

ERV = ending redeemable value of a hypothetical $20,000 payment made at the beginning of the one, five, or ten year period as of the end of the period (or fractional portion thereof).



Our non-standardized total return differs from standardized total return in that in calculating non-standardized total return, we assumed an initial hypothetical investment of $20,000. We chose $20,000, because it is closer to the average Purchase Payment of a Contract that we expect to write. For standardized total return, we used an initial hypothetical investment of $1,000, as required by SEC regulations. The non-standardized total return figures reflect the effect of recurring charges, as discussed herein. Because the impact of the contract maintenance charge on your account will usually differ from that assumed in the computation, due to differences between most actual allocations and the assumed one, as well as differences due to varying account sizes, your total return on an investment in the Variable Subaccount over the same time periods usually would have differed from those produced by the computation. As with the standardized total return figures, non-standardized total return figures are based on historical data and are not intended to be a projection of future performance.


Time Periods Before The Date The Variable Account Commenced Operations

The Variable Account may also disclose non-standardized total return for time periods before the Variable Account commenced operations. This performance data is based on the actual performance of the Portfolios since their inception, adjusted to reflect the effect of the current level of charges that apply to the Variable Subaccounts under the Contract.

                   Tables Of Adjusted Historic Total Return Quotations

The tables below set out the adjusted historic total returns for the Variable Subaccounts for various periods as of December 31, 1998. This performance data is based on the actual performance of the Portfolios since their inception, adjusted to reflect the effect of the current level of charges that apply to the Variable Subaccounts under the Contract.


------------------------------------------------------------------------------

                                     Table 1

       Adjusted Historic Portfolio Total Return As Of December 31, 1998 2
                      Assuming Contract Is Not Surrendered

                          Average Annual Total Return3

------------------------------------------------------------------------------


                           With Standard Death Benefit
                 (Total Variable Account Annual Expenses: 1.25%)



------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
Portfolio                                    Inception Date2  1 Year (%)   5 Year (%)   10 Year (%)   Since Inception (%)
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

AIM Variable Insurance Funds, Inc.

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Capital Appreciation

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Diversified Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Growth and Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. International Equity

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Value

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Fidelity VIP (VIP)

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIP Growth

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIP High Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIP Overseas

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Fidelity VIP II (VIP II)

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIPII Contrafund

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIPII Index 500

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIPII Investment Grade

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

MFS Variable Insurance Trust

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS Bond

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS Growth with Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS High Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS New Discovery

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Oppenheimer Variable Account Funds

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Bond/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Capital Appreciation/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Global Securities/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer High Income/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Small Cap Growth/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Van Kampen Life Investment Trust

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Comstock

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Emerging Growth

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Money Market1

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Domestic Income

------------------------------------------------------------------------------------------------------------------------------

                  With Enhanced Death and Income Benefit Rider
                 (Total Variable Account Annual Expenses: 1.65%)

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

Portfolio                                    Inception Date2  1 Year (%)   5 Year (%)   10 Year (%)   Since Inception (%)

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

AIM Variable Insurance Funds, Inc.

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Capital Appreciation

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Diversified Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Growth and Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. International Equity

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Value

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Fidelity VIP (VIP)

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIP Growth

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIP High Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIP Overseas

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Fidelity VIP II (VIP II)

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIPII Contrafund

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIPII Index 500

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIPII Investment Grade

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

MFS Variable Insurance Trust

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS Bond

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS Growth with Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS High Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS New Discovery

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Oppenheimer Variable Account Funds

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Bond/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Capital Appreciation/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Global Securities/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer High Income/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Small Cap Growth/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Van Kampen Life Investment Trust

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Comstock

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Emerging Growth

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Money Market 1

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Domestic Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------


1 An investment in the Van Kampen Money Market Portfolio is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Van Kampen Money Market Portfolio will maintain a stable $1.00 share price. The Van Kampen Money Market Portfolio does not advertise total return. 2 The separate account commenced operations in July 1999. Once available, standardized performance data for the periods after the inception of Contract sales will reflect the actual performance of the Contracts. 3 Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures: (1) represent past performance and neither guarantee nor predict future investment results; (2) assume an initial hypothetical investment of $20,000, since this is closer to the average purchase payment of a contract expected to be written, rather than the $1,000 required by the SEC for the standardized returns; and (3) reflect the deduction of either 1.65% (for the Enhanced Death and Living Benefit Rider) or 1.25% (for the Standard Death Benefit) in annual variable account charges and a $35 annual contract maintenance charge, but do not reflect the applicable withdrawal charge. The impact of the contract maintenance charge on investment returns will vary depending on the size of the Contract and is reflected as an annual charge of 0.175% of Variable Subaccount assets. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the purchase payments. 4 Total returns reflect that certain investment advisers waived all or part of the advisory fee or reimbursed the portfolio for a portion of its expenses. Otherwise, total returns would have been lower.



------------------------------------------------------------------------------

                                     Table 2

       Adjusted Historic Portfolio Total Return As Of December 31, 1998 2
                        Assuming Contract Is Surrendered

                          Average Annual Total Return3

------------------------------------------------------------------------------


                           With Standard Death Benefit
                 (Total Variable Account Annual Expenses: 1.25%)

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

Portfolio                                    Inception Date2  1 Year (%)   5 Year (%)   10 Year (%)   Since Inception (%)

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

AIM Variable Insurance Funds, Inc.

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Capital Appreciation

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Diversified Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Growth and Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. International Equity

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Value

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Fidelity VIP (VIP)

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIP Growth

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIP High Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIP Overseas

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Fidelity VIP II (VIP II)

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIPII Contrafund

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIPII Index 500

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIPII Investment Grade

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

MFS Variable Insurance Trust

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS Bond

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS Growth with Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS High Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS New Discovery

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Oppenheimer Variable Account Funds

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Bond/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Capital Appreciation/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Global Securities/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer High Income/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Small Cap Growth/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Van Kampen Life Investment Trust

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Comstock

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Emerging Growth

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Money Market1

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Domestic Income

------------------------------------------------------------------------------------------------------------------------------

                  With Enhanced Death and Income Benefit Rider
                 (Total Variable Account Annual Expenses: 1.65%)

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

Portfolio                                    Inception Date2  1 Year (%)   5 Year (%)   10 Year (%)   Since Inception (%)

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

AIM Variable Insurance Funds, Inc.

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Capital Appreciation

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Diversified Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Growth and Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. International Equity

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   AIM V.I. Value

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Fidelity VIP (VIP)

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIP Growth

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIP High Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIP Overseas

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Fidelity VIP II (VIP II)

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIPII Contrafund

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIPII Index 500

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

  Fidelity VIPII Investment Grade

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

MFS Variable Insurance Trust

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS Bond

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS Growth with Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS High Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   MFS New Discovery

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Oppenheimer Variable Account Funds

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Bond/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Capital Appreciation/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Global Securities/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer High Income/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Oppenheimer Small Cap Growth/VA

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
------------------------------------------------------------------------------------------------------------------------------

Van Kampen Life Investment Trust

------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Comstock

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Emerging Growth

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Money Market 1

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------
-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------

   Van Kampen Domestic Income

-------------------------------------------- ---------------- ------------ ------------ ------------- ------------------------


1 An investment in the Van Kampen Money Market Portfolio is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Van Kampen Money Market Portfolio will maintain a stable $1.00 share price. The Van Kampen Money Market Portfolio does not advertise total return. 2 The separate account commenced operations in July 1999. Once available, standardized performance data for the periods after the inception of Contract sales will reflect the actual performance of the Contracts. 3 Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures: (1) represent past performance and neither guarantee nor predict future investment results; (2) assume an initial hypothetical investment of $20,000, since this is closer to the average purchase payment of a contract expected to be written, rather than the $1,000 required by the SEC for the standardized returns; (3) reflect the deduction of either 1.65% (for the Enhanced Death and Living Benefit Rider) or 1.25% (for the Standard Death Benefit) in annual variable account charges and a $35 annual contract maintenance charge; and (4) reflect the applicable withdrawal charge. The impact of the contract maintenance charge on investment returns will vary depending on the size of the Contract and is reflected as an annual charge of 0.175% of Variable Subaccount assets. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the purchase payments. 4 Total returns reflect that certain investment advisers waived all or part of the advisory fee or reimbursed the portfolio for a portion of its expenses. Otherwise, total returns would have been lower.


                                     Experts


The combined statutory basis financial statements of Allstate Life Insurance Company included in this Statement of Additional Information (which is incorporated by reference in the prospectus of Allstate Financial Advisors Separate Account I of Allstate Life Insurance Company) have been audited by Deloitte & Touche, LLP, 180 N. Stetson Avenue, Chicago, Illinois 60601-6710, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                  Financial Statements

The financial statements of Allstate Life Insurance Company, which are included in this SAI, should be considered only as bearing on the ability of Allstate to meet its obligation under the Contract. They should not be considered as bearing on the investment performance of the assets held in the variable account.


The financial statements of Allstate Financial Advisors Separate Account I are not available since as of December 31, 1998, the separate account had not commenced operations.

                         ALLSTATE LIFE INSURANCE COMPANY
                         -------------------------------


                 Combined Financial Statements (Statutory Basis)
                    for the Years Ended December 31, 1998 and
                      1997 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS OF
ALLSTATE LIFE INSURANCE COMPANY:


We have audited the accompanying combined statutory basis statements of financial position of Allstate Life Insurance Company (a wholly-owned subsidiary of Allstate Insurance Company) and U.S. domiciled, life and accident and health insurance subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related combined statutory basis statements of operations, capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company has prepared these combined financial statements using accounting practices prescribed or permitted by the insurance department of the applicable state of domicile, which is a comprehensive basis of accounting other than generally accepted accounting principles. The effects on the combined financial statements of the differences between statutory basis of accounting and generally accepted accounting principles, are material.

In our opinion, because of the effects of the differences between the two bases of accounting referred to in the preceding paragraph, such combined financial statements do not present fairly, in conformity with generally accepted accounting principles, the financial position of Allstate Life Insurance Company and U.S. domiciled, life and accident and health insurance subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Allstate Life Insurance Company and, U.S. domiciled, life and accident and health insurance subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, on the basis of accounting described in Note 2.




/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 2, 1999

                         ALLSTATE LIFE INSURANCE COMPANY
                    COMBINED STATEMENTS OF FINANCIAL POSITION
                                (Statutory Basis)

                                                              DECEMBER 31,
                                                     ---------------------------
($ in thousands)                                           1998         1997
                                                     ------------- -------------

ASSETS
Cash and invested assets
     Bonds (fair value $25,480,639 and $24,315,518)   $23,359,823  $22,487,471
     Preferred stocks (alternative carrying value
         $325,954 and $271,468)                           294,478      231,794
     Common stocks (cost $232,780 and $246,739)           428,034      443,135
     Mortgage loans on real estate                      3,316,586    2,987,144
     Real estate                                           25,196      246,550
     Policy loans                                         570,001      528,367
     Cash                                                  90,715       65,060
     Short-term investments                               420,013      102,178
     Other invested assets                                232,855      300,536
     Allocation of assets from the Separate Accounts            -       28,869
                                                       ----------  -----------
          Cash and invested assets                     28,737,701   27,421,104
Investment income due and accrued                         342,535      335,034
Life and accident and health insurance
     premiums due and deferred                            129,692      120,652
Other assets                                               69,655       98,527
Assets related to Separate Accounts                    10,877,884    8,207,364
                                                       ----------  -----------
      Total assets                                    $40,157,467  $36,182,681
                                                      ===========  ===========

LIABILITIES
Policy benefit and other insurance reserves           $26,073,039  $25,160,084
Interest maintenance reserve                              116,821       79,702
Federal income taxes due or accrued                        30,813       31,260
Payable to parent and affiliates                           64,045       63,619
Other liabilities and accrued expenses                    162,900       68,761
Asset valuation reserve                                   374,475      366,553
Allocation of assets to the Separate Accounts              32,164            -
Liabilities related to Separate Accounts               10,877,884    8,207,364
                                                      -----------   ----------
         Total liabilities                             37,732,141   33,977,343
                                                       ----------   ----------

CAPITAL AND SURPLUS
Preferred capital stock                                   174,999      162,279
Capital paid up (common stock, $214 and $200 par
  value, in 1998 and 1997, respectively; 22,700 and
  21,400 shares authorized, issued and outstanding
  in 1998 and 1997, respectively)                           4,858        4,280
Gross paid in and contributed capital                     556,526      556,826
Unassigned surplus                                      1,688,943    1,481,953
                                                      -----------    ---------
      Total capital and surplus                         2,425,326    2,205,338
                                                      -----------  -----------
      Total liabilities, capital  and surplus         $40,157,467  $36,182,681
                                                      ===========  ===========




See notes to combined financial statements (statutory basis).

                         ALLSTATE LIFE INSURANCE COMPANY
                        COMBINED STATEMENTS OF OPERATIONS
                                (Statutory Basis)

                                                                 YEAR ENDED DECEMBER 31,
                                                                 ------------------------
($ in thousands)                                                   1998           1997
                                                                 -----------  -----------
REVENUES
Premiums and annuity considerations                              $ 6,016,947  $ 5,036,034
Net investment income, including amortization of the
     interest maintenance reserve of $82,428 and $42,847           2,132,327    2,097,481
Income from fees associated with Separate Accounts                   119,987       86,414
Operations from Separate Accounts                                       --         (1,829)
Other income                                                         156,397      108,267
                                                                 -----------  -----------
                                                                   8,425,658    7,326,367
                                                                 -----------  -----------
POLICY BENEFITS AND EXPENSES
Provision for policy benefits                                      4,369,917    3,892,440
Commissions and general insurance expenses                           993,773      886,677
Insurance taxes, licenses and fees                                    66,870       67,585
Net transfers to Separate Accounts                                 1,393,665      918,406
Maturities and other scheduled payments                            1,258,517    1,099,014
                                                                 -----------  -----------
                                                                   8,082,742    6,864,122
                                                                 -----------  -----------
Net gain from operations before dividends to policyholders,
  federal income taxes and net realized capital gains                342,916      462,245
Dividends to policyholders                                               169          219
                                                                 -----------  -----------
Net gain from operations after dividends to policyholders and
  before federal income taxes and net realized capital gains         342,747      462,026
Federal income taxes                                                 105,789      160,091
                                                                 -----------  -----------

Net gain from operations after dividends to policyholders and
  federal income taxes and before net realized capital gains         236,958      301,935
Net realized capital gains less federal income taxes and
     amounts transferred to the interest maintenance reserve         148,863       68,498
                                                                 -----------  -----------
Net income                                                       $   385,821  $   370,433
                                                                 ===========  ===========



See notes to combined financial statements (statutory basis).




                         ALLSTATE LIFE INSURANCE COMPANY
                   COMBINED STATEMENTS OF CAPITAL AND SURPLUS
                              (Statutory Basis)

                                                                         YEAR ENDED DECEMBER  31,
                                                                        -------------------------
($ in thousands)                                                         1998          1997
                                                                        -----------   -----------

CAPITAL AND SURPLUS, BEGINNING OF YEAR                                  $ 2,205,338   $ 1,849,905

Net income                                                                  385,821       370,433

Change in net unrealized capital gains                                      (32,471)       41,845

Change in non-admitted assets                                               (12,170)       (9,699)

Change in reserve on account of change in valuation basis                   (15,816)         --

Change in asset valuation reserve                                            (7,922)       90,693

Federal income tax prior-period adjustment                                     --         (27,029)

Net deferrral (amortization) of gain on disposition of credit business       (2,076)        9,219

Dividends to stockholders                                                  (108,376)     (133,652)

Capital contributions                                                        12,998        13,623
                                                                        -----------   -----------

CAPITAL AND SURPLUS, END OF YEAR                                        $ 2,425,326   $ 2,205,338
                                                                        ===========   ===========



See notes to combined financial statements (statutory basis).





                         ALLSTATE LIFE INSURANCE COMPANY
                        COMBINED STATEMENTS OF CASH FLOWS
                                (Statutory Basis)

                                                              YEAR ENDED DECEMBER  31,
                                                            ---------------------------
($ in thousands)                                                1998             1997
                                                            ------------   ------------
CASH FROM OPERATIONS
Premiums and annuity considerations                         $  4,654,152   $  2,849,838
Annuity and other fund deposits                                1,241,216      2,084,764
Investment income received                                     1,948,065      1,964,536
Other premiums, considerations and deposits                      114,532         89,849
Income from fees associated with Separate Accounts               119,987         86,414
Allowances and reserve adjustments received
      on reinsurance ceded                                       127,034         99,829
Other income received                                             14,458          5,388
Life and accident and health claims,
     surrender benefits and other benefits paid               (4,733,438)    (4,171,885)
Commissions, other expenses and taxes paid
     (excluding federal income taxes)                         (1,046,252)      (941,673)
Net transfers to Separate Accounts                            (1,373,785)    (1,025,577)
Dividends paid to policyholders                                     (188)          (212)
Federal income taxes paid (excluding tax on capital gains)      (106,233)      (118,743)
                                                            ------------   ------------
         Net cash from operations                                959,548        922,528
                                                            ------------   ------------
CASH FROM INVESTMENTS
Proceeds from investments sold, matured or repaid,
     net of tax                                               10,452,592      9,518,100
Cost of long-term investments acquired                       (11,075,203)   (10,453,422)
Net increase in policy loans                                     (41,633)       (38,041)
                                                            ------------   ------------
         Net cash from (used for) investments                   (664,244)      (973,363)
                                                            ------------   ------------
CASH FROM FINANCING AND MISCELLANEOUS SOURCES
Surplus paid in                                                   12,720         13,343
Dividends to stockholders                                       (108,098)      (133,372)
Other                                                            143,564         29,596
                                                            ------------   ------------
         Net cash from (used for) financing and
             miscellaneous sources                                48,186        (90,433)
                                                            ------------   ------------
Net change in cash and short-term investments                    343,490       (141,268)
Cash and short-term investments at beginning of year             167,238        308,506
                                                            ------------   ------------
Cash and short-term investments at end of year              $    510,728   $    167,238
                                                            ============   ============

See notes to combined financial statements (statutory basis).



                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


     ($ in thousands)

1.   GENERAL

     BASIS OF PRESENTATION

          The accompanying combined statutory basis financial statements include the accounts of Allstate Life Insurance Company ("ALIC") and its wholly owned U.S. domiciled life, accident and health insurance subsidiaries, Northbrook Life Insurance Company ("NLIC"), Lincoln Benefit Life Company ("LBL"), Surety Life Insurance Company ("SLIC"), Glenbrook Life and Annuity Company ("GLAC"), and Allstate Life Insurance Company of New York ("ALNY") (collectively the "Company"). ALIC is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation").

          To conform with the 1998 presentation, certain amounts in the prior year's financial statements and notes have been reclassified.

     NATURE OF OPERATIONS

          The Company markets a broad line of life insurance, annuity and group pension products countrywide. Life insurance includes traditional products such as whole life and term life insurance, as well as universal life and other interest-sensitive life products. Annuities include deferred annuities, such as variable annuities and fixed rate single and flexible premium annuities, and immediate annuities such as structured settlement annuities. The Company's group pension products include guaranteed investment contracts and retirement annuities. In 1998, annuity premiums and deposits represented approximately 75% of the Company's total statutory premiums and deposits.

          The Company utilizes various modeling techniques in managing the relationship between assets and liabilities. The fixed income securities supporting the Company's obligations have been selected to meet, to the extent possible, the anticipated cash flow requirements of the related liabilities. The Company employs strategies to minimize its exposure to interest rate risk and to maintain investments which are sufficiently liquid to meet obligations to contractholders in various interest rate scenarios.

          The Company monitors economic and regulatory developments which have the potential to impact its business. Such events would present an increased level of competition for sales of the Company's life and annuity products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes which lessen these incentives are likely to negatively impact the demand for these products.

          Although the Company currently benefits from agreements with financial services entities which market and distribute its products, consolidation within that industry and specifically, a change in control of those entities with which the Company partners, could affect the Company's sales.

          Additionally, traditional demutualizations of mutual insurance companies and enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; and
     (2) increasing competition in the capital markets.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     STATUTORY BASIS OF PRESENTATION

          The combined financial statements were prepared in accordance with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass accounting practices not so prescribed. The Company has received permission to include investment income, unrealized gains and losses and realized gains and losses on hedging investments used to hedge the equity risk embedded in equity indexed annuity products in investment income. This permitted practice does not materially effect surplus or risk-based capital.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

          The NAIC authorized a project to codify statutory accounting practices among the various states. The NAIC has approved revised statutory accounting principles as a result of the codification project. Dates for adoption and implementation, however, will be determined on an individual state basis. The requirements are not expected to have a material impact on the statutory surplus of the Company.

          Accounting practices and procedures of the NAIC as prescribed or permitted by the insurance department of the applicable state of domicile comprise a comprehensive basis of accounting other than generally accepted accounting principles ("GAAP"). The more significant differences are as follows:

     a. Certain costs of acquiring new business, principally agents' remuneration, certain underwriting costs and direct mail solicitation costs, are expensed as incurred rather than deferred and amortized to income as premiums are earned.

     b. Statutory policy reserves are based on mortality and interest assumptions prescribed or permitted by statutes, without consideration of withdrawals. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company's estimates of mortality, interest and withdrawals. The effect, if any,on reserves due to a change in reserve on account of change in valuation basis is recorded directly to unassigned surplus rather than included in the determination of net gain from operations.

     c. The asset valuation reserve ("AVR") is determined by formula and is based on the Company's holdings of mortgages, real estate, bonds, stocks and other invested assets. This valuation reserve requires appropriation of surplus to provide for possible losses on these investments. Realized and unrealized capital gains and losses, other than those resulting from interest rate changes, are added or charged to the AVR. Changes in the AVR are recorded directly to unassigned surplus. Under GAAP, provisions are recognized for declines in the value of fixed income securities that are other than temporary and impaired mortgage loans. Such writedowns are included in realized capital gains and losses.

     d. The interest maintenance reserve ("IMR") is used to defer realized capital gains and losses, net of tax, on sales, calls and maturities of bonds and certain other investments which result from interest rate changes. These gains and losses are then amortized into investment income over the expected remaining life of the investments sold. This reserve is not provided under GAAP.

     e.   Bonds are generally stated at amortized cost rather than fair value.

     f. Certain assets, principally prepaid commissions, computer software and furniture and equipment, are designated as "non-admitted assets," and are charged directly to unassigned surplus in the statutory financial statements.

     g. Taxes are provided for amounts currently due or recoverable. Deferred income taxes resulting from temporary differences between the statutory financial statement and tax bases of assets and liabilities are not reflected in the statutory financial statements.

     h. Premium receipts and benefits on universal life-type and investment contracts are recorded as revenue and expense for statutory purposes. Under GAAP, revenues on universal life-type contracts are comprised of contract charges and fees which are recognized when assessed against the policyholder account balance, and revenues on investment contracts include contract charges and fees for contract administration and surrenders. Additionally, premium receipts on universal life-type and investment contracts are considered deposits and are recorded as interest-bearing liabilities.

     i.   Certain  postretirement   benefits  are  accrued  when  employees  are
          eligible for such benefits rather than over the period employees become eligible.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

($ in thousands)

     j. Pension cost is equal to the amount to be funded in accordance with accepted actuarial cost methods rather than recognizing pension cost over the period the participants render service to the Company and recording a liability currently for all unfunded costs.

     k. Reinsurance recoverables on unpaid losses are reported as a reduction of policy benefit and other insurance reserves rather than reported as an asset.

     l. The assets and reserves relating to market value adjusted annuity contracts are reflected as assets and liabilities related to Separate Accounts and are carried at fair value. Premium receipts and benefits on these contracts are recorded as revenue and expense and are transferred to the Separate Accounts. Under GAAP, these assets are reported as bonds and mortgage loans. Bonds designated as available for sale are carried at fair value and mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Liabilities are reported as contractholder funds. Revenues are comprised of contract charges and fees or contract administration and surrenders.

     INVESTMENTS
          Investments are stated at values prescribed by the NAIC. Bonds, including collateralized mortgage obligations and other structured securities, are stated at amortized cost or, for lower credit ratings at the lower of amortized cost or NAIC fair value. Preferred stocks are stated at the lower of cost or fair value. Short-term investments are stated at amortized cost, which approximates fair value.

          Mortgage loans are carried at amortized cost. The maximum and minimum lending rates were 8.1% and 6.3%,respectively, for loans made in 1998. The maximum percentage of any one loan to the value of the security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 80.4% for loans made in 1998. Fire insurance is required on all properties securing mortgage loans in an amount which is at least equal to the lesser of either the insurable value of the improvements or the outstanding principal balance of the loan. Such coverage either exceeds the outstanding principal balance less the value of the land or provides coverage equal to the replacement cost of the improvements.

          Investments in real estate and properties acquired in satisfaction of debt are stated at lower of depreciated cost or fair value.

          Common stocks are carried at market value. Policy loans are carried at the unpaid principal balances. Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined on the effective yield method based on estimated principal repayments. Accrual of income is suspended for bonds and mortgage loans that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.

     DERIVATIVE FINANCIAL INSTRUMENTS

          Derivative financial instruments include swaps, futures, forwards and options, including caps and floors. When derivatives meet specific criteria they may be designated as accounting hedges and accounted for on either a fair value, deferral, or accrual basis, depending upon the nature of the hedge strategy, the method used to account for the hedged items and the derivative used. Derivatives that are not designated as accounting hedges are accounted for on a fair value basis.

          If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished or the occurrence of a hedged anticipatory transaction is no longer probable), the Company terminates the derivative position. Gains and losses on these terminations are reported in realized capital gains and losses in the period they occur. The Company may also terminate derivatives as a result of other events or circumstances. Gains and losses on these terminations are either deferred and amortized over the remaining life of either the hedge or the hedged item, whichever is shorter, or are reported in capital and surplus, consistent with the accounting for the hedged item.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

($ in thousands)

          FAIR VALUE ACCOUNTING Under fair value accounting, realized and unrealized gains and losses on derivatives are recognized in either earnings, or capital and surplus when they occur.

          The Company accounts for certain equity-indexed options as hedges on a fair value basis when certain criteria are met. The derivative must reduce the primary market risk exposure (e.g., interest rate risk or equity price risk, foreign currency risk) of the hedged item in conjunction with the specific hedge strategy; be designated as a hedge at the inception of the transaction; and have a notional amount and term that does not exceed the carrying value and expected maturity, respectively, of the hedged item. In addition, options must have a reference index (e.g., S&P 500) that is the same as, or highly correlated with, the reference index of the hedged item.

          For certain equity-indexed options, changes in fair value are reported net of tax in capital and surplus exclusive of interest accruals. Changes in fair value of certain other equity-indexed options are reflected as an adjustment of the hedged item. Premiums paid for equity-indexed options are reported as equity securities and amortized to net investment income over the lives of the agreements.

          The Company also has certain derivatives for which hedge accounting is not applied and therefore are accounted for on a fair value basis. These derivatives primarily consist of equity indexed instruments and certain interest rate futures. Gains and losses on these derivatives are recognized in net investment income or realized capital gains and losses during the period as incurred.

          DEFERRAL ACCOUNTING Under deferral accounting, gains and losses on derivatives are deferred on the statement of financial position and recognized in earnings in conjunction with earnings on the hedged item. The Company accounts for interest rate futures and certain foreign currency forwards as hedges using deferral accounting for anticipatory investment purchases and sales, when the criteria for futures and forwards are met. For futures or forwards contracts, the derivative must reduce the primary market risk exposure on an enterprise or transaction basis in conjunction with the hedge strategy; be designated as a hedge at the inception of the transaction; and be highly correlated with fair value of or interest income or expense associated with the hedged item at inception and throughout the hedge period. In addition, anticipated transactions must be probable of occurrence and their significant terms and characteristics identified.

          Changes in fair values of these derivatives are initially deferred as other liabilities and accrued expenses. Once the anticipated transaction occurs, the deferred gains or losses are considered part of the cost basis of the asset and reported net of tax in capital and surplus or recognized as a gain or loss from disposition of the asset, as appropriate. The Company reports initial margin deposits on futures in short-term investments. Fees and commissions paid on these derivatives are also deferred as an adjustment to the carrying value of the hedged item.

          ACCRUAL ACCOUNTING Under accrual accounting, interest income or expense related to the derivative is accrued and recorded as an adjustment to the interest income or expense on the hedged item. The Company accounts for interest rate swaps, caps, floors, and certain foreign currency swaps as hedges on an accrual basis when certain criteria are met (as discussed above under fair value accounting for options).

          Premiums paid for interest rate caps and floors are reported as other investments and amortized to net investment income over the lives of the agreements.

     PREMIUM REVENUE

          Premiums for traditional life, individual accident and health insurance, fixed periodic premium annuities, and group life and accident and health insurance are recognized as revenue when due. Premiums for all single and flexible premium life and annuity products are recognized as revenue when collected.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

     SEPARATE ACCOUNTS

          The Company issues flexible premium deferred variable annuities, variable life policies and certain guaranteed investment contracts, and market value adjusted annuities, the assets and liabilities of which are legally segregated and reflected in the accompanying combined statements of financial position as assets and liabilities of the Separate Accounts. The assets of the Separate Accounts are carried at fair value. The assets and liabilities related to Separate Accounts represent funds of GLAC, NLIC, ALNY and LBL variable annuity and variable life contracts, the Allstate Life Insurance Company Separate Account guaranteed indexed contracts
     ("SAGIC") and guaranteed indexed separate account ("GISA") and ALIC and ALNY market value adjusted annuity contracts (collectively, the "Separate Accounts").

          Separate Account premium deposits, benefit expenses and contract charges for investment management and policy administration are recorded by the Company and reflected in the accompanying statements of operations. Separate Accounts which contain the variable annuities, variable life and SAGIC are unit investment trusts and are generally registered with the Securities and Exchange Commission ("SEC"). Investment income and realized and unrealized capital gains and losses of the variable annuity, variable life and SAGIC, assets other than the portion related to the Company's ownership in the Separate Accounts, accrue directly to the contractholders and, therefore, are not included in the Company's combined statements of operations.

          The market value adjusted annuities are non-unitized investment products, and are registered with the SEC. Investment income, including realized and unrealized capital gains and losses related to the assets which support the market value adjusted annuities, accrues to the Company. Investment income, premium deposits and benefit expenses are recorded by the Company and reflected in the accompanying combined statements of operations in "Net transfers to Separate Accounts." Reserve liabilities for such contracts are valued using a market interest rate.

          The guaranteed indexed separate account contracts are non-unitized investment products. Investment income, including realized and unrealized capital gains and losses related to the assets which support the guaranteed indexed Separate Account contracts accrues to the Company. Investment income, premium deposits and benefit expenses are recorded by the Company and reflected in the accompanying combined statements of operations in "Net transfers to Separate Accounts". Reserve liabilities for such contracts are valued using a market interest rate. ALIC guarantees the principal and a rate of return based on an established index. ALIC maintains assets in the Separate Account that are sufficient to fund the guaranteed benefits of the contract.

     RESERVES FOR POLICY BENEFITS

          Policy benefit reserves for traditional and flexible premium insurance are computed actuarially according to the Commissioners' Reserve Valuation Method with interest and mortality applied in compliance with statutory regulations. Benefit reserves for annuity products are calculated according to the Commissioners' Annuity Reserve Valuation Method ("CARVM") with appropriate statutory interest and mortality assumptions. Reserve interest rates ranged from 2.0% to 7.25% for life products and from 2.5% to 11.25% for annuity products.

          Policy benefit reserves for group life and accident and health insurance include claim reserves and unearned premiums. Claim reserves, including incurred but not reported claims, represent management's estimate of the ultimate liability associated with unpaid policy claims, based primarily upon analysis of past experience.

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

          Commitments to invest, commitments to extend mortgage loans and financial guarantees have only off-balance-sheet risk because their contractual amounts are not recorded in the Company's combined statements of financial position.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

     USE OF ESTIMATES

          The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


     3.   RELATED PARTY TRANSACTIONS

     BUSINESS OPERATIONS

          The Company utilizes services and business facilities owned, or leased and operated by AIC in conducting its business activities. The Company reimburses AIC for operating expenses incurred by AIC in providing these services to the Company. The cost to the Company is determined by various allocation methods and is primarily related to the level of the services provided. Expenses allocated to the Company were $461,231 and $424,108 in 1998 and 1997, respectively.

     STRUCTURED SETTLEMENT ANNUITIES

          AIC, through an affiliate, purchased $63,842 and $51,557 of structured settlement annuities from the Company in 1998 and 1997, respectively, at prices determined based on prevailing interest rates at the time of purchase. The provision for policy benefits was increased by approximately 94% of such premium received in each of these years. The affiliate, which is not an insurance company, purchases surety bonds from AIC to guaranty payment of future benefits. AIC received $469 and $396 in 1998 and 1997, respectively.

     REINSURANCE

          Premiums earned include reinsurance assumed from AIC pertaining to group credit disability business. The effect of these transactions on premiums earned and net income is not material.

          ALIC has reinsurance agreements with NLIC, LBL, SLIC, and GLAC. These agreements stipulate that ALIC reinsures substantially all of the contract liability of each subsidiary company, along with all contract related premiums and expenses. ALIC also reinsures certain policies of ALNY for amounts in excess of ALNY's retention. The reinsurance ceded contracts do not discharge the subsidiary company as the primary insurer.

          In 1997, ALIC and LBL amended their reinsurance treaty in order to retrocede all credit life and credit health policies and certificates back to LBL. Simultaneously, LBL and Protective Life Insurance Company ("Protective"), an unaffiliated insurer, entered into a 100% coinsurance agreement to cede all of these policies and certificates to Protective. ALIC paid LBL a $41.4 million reinsurance premium which LBL then paid to Protective. LBL paid ALIC an $18.5 million commission allowance and received an $18.5 million commission allowance from Protective. During 1997, ALIC recognized a pretax gain of $23.0 million on the transaction of which $10.3 million, after tax, was credited directly to surplus. The unamortized deferred gain after tax, at December 31, 1998 was $7.1 million.

     LOAN AGREEMENT
          ALIC, NLIC, and GLAC entered into an intercompany loan agreement with the Corporation on February 1, 1996. As of December 31, 1998, no borrowings were outstanding.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

     CAPITAL CONTRIBUTIONS AND DIVIDENDS

          In 1998 and 1997, ALIC paid common stock dividends of $97,000 and $131,237, respectively, to AIC. On December 31, 1998 and 1997, ALIC authorized an additional 1,300 and 1,400 shares, respectively, and issued these shares in an aggregate amount of $278 and $280, at December 31, 1998 and 1997, respectively, representing a stock dividend to AIC.

          In 1998 and 1997, ALIC paid preferred stock Series A dividends of $3,025 and $2,136, respectively, to The Northbrook Corporation, a wholly owned subsidiary of AIC. ALIC issued 127,200 and 133,430 shares of Series A redeemable preferred stock, net of redemptions, to The Northbrook
     Corporation for which it received net proceeds of $12,720 and $13,343 in 1998 and 1997, respectively. As of December 31, 1998, ALIC has 579,990 shares of Series A preferred stock outstanding. Cash dividends are at a rate reasonably equivalent to short-term interest rates as determined from time to time (but not more frequently than quarterly) by the Board of Directors by reference to a widely accepted floating index of short-term rates. Par value is $100 per share. Liquidation value is $100 per share plus accrued and unpaid dividends. The shares are redeemable at the option of ALIC at any time five years after the issue date at a price of $100 plus accrued and unpaid dividends.

          In 1998 and 1997, ALIC paid preferred stock, Series B dividends of $8,073 and $8,095, respectively, to AIC. Cash dividends on preferred stock Series B shares are at a rate per annum equal to 6.9%, payable annually in arrears on the last business day of each year to the shareholder of record on the immediately preceding business day. Dividends shall accrue and be cumulative from the date the last dividend was paid. The dividend payable shall be computed on the basis of a 365 day year and the actual number of days such share is outstanding, including the date of issue of the share and the date of the dividend payment. Par value is $100 per share. Liquidation value is $100 per share plus accrued and unpaid dividends. The shares are redeemable at the option of the Company at any time five years after the issue date at a price of $100 plus accrued and unpaid dividends.

          On December 4, 1997, ALIC sold all of the outstanding capital stock of Glenbrook Life Insurance Company ("GLIC") to Sears Roebuck and Co. ALIC received proceeds of $10.4 million and recognized a $3.5 million gain on the sale. Prior to the sale, GLIC declared an extraordinary dividend payable to ALIC, of which $3.2 million was recognized as dividend income and $4.8 million was recorded as a retirement of common stock. Additionally, ALIC contributed capital of $1.5 million to GLIC prior to sale.

4.       STRATEGIC ALLIANCE

          NLIC has a strategic alliance with Dean Witter Reynolds Inc. ("Dean Witter"), a wholly owned subsidiary of Morgan Stanley Dean Witter, to develop, market and distribute proprietary annuity and life insurance products through Dean Witter account executives. Dean Witter provides a portion of the funding for these products through loans to an affiliate of the Company. Morgan Stanley Dean Witter's, wholly owned subsidiary, Dean Witter Intercapital Inc., is the investment manager for the Dean Witter Variable Investment Series, one of the funds in which the assets of the NLIC Separate Accounts are invested. Morgan Stanley Dean Witter's wholly owned subsidiary, Morgan Stanley Asset Management Inc., is the investment manager of Morgan Stanley Universal Funds, Inc., one of the funds in which the assets of the NLIC Separate Accounts are invested. Morgan Stanley Dean Witter's wholly owned subsidiary, Van Kampen American Capital Asset Management, Inc.is the investment manager of Van Kampen American Capital Life Invesment Trust, one of the funds in which the assets of the NLIC Separate Accounts are invested.

          Under the terms of the strategic alliance, NLIC has agreed to use Dean Witter as an exclusive distribution channel for its products. Although the strategic alliance is cancelable by either party, termination of the alliance would not impact existing policies and contracts.



                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

5.   INVESTMENTS

          The statement value, which is principally amortized cost, gross unrealized gains and losses, and fair value for bonds are as follows:

                                                                     GROSS UNREALIZED
                                                    STATEMENT        ----------------         FAIR
                                                      VALUE       GAINS          LOSSES       VALUE
AT DECEMBER 31,1998                                -----------  -----------  -----------   -----------

  U.S. government and agencies                     $ 2,010,246  $   751,820  $    (2,749)  $ 2,759,317
  Municipal                                            539,751       51,757         (367)      591,141
  Foreign government                                    22,449          529       (4,195)       18,783
  Corporate                                         13,373,900    1,150,468      (60,629)   14,463,739
  Mortgage-backed securities                         5,645,370      235,706      (27,320)    5,853,756
  Asset-backed securities                            1,768,107       28,825       (3,028)    1,793,904
                                                   -----------  -----------  -----------   -----------
     Total                                         $23,359,823  $ 2,219,105  $   (98,288)  $25,480,640
                                                   ===========  ===========  ===========   ===========


                                                                     GROSS UNREALIZED
                                                    STATEMENT        ----------------         FAIR
                                                      VALUE       GAINS          LOSSES       VALUE
AT DECEMBER 31,1997                                -----------  -----------  -----------   -----------
  U.S.government and agencies                      $ 1,904,149  $   546,212  $    (1,242)  $ 2,449,119
  Municipal                                            674,585       38,060         (971)      711,674
  Foreign government                                     3,079          230         --           3,309
  Corporate                                         12,555,812    1,010,472      (15,032)   13,551,252
  Mortgage-backed securities                         5,484,523      240,712      (19,529)    5,705,706
  Asset-backed securities                            1,865,323       29,853         (718)    1,894,458
                                                   -----------  -----------  -----------   -----------
     Total                                         $22,487,471  $ 1,865,539  $   (37,492)  $24,315,518
                                                   ===========  ===========  ===========   ===========

SCHEDULED MATURITIES

         The scheduled maturities for bonds are as follows at December 31, 1998:



                                         STATEMENT      FAIR
                                           VALUE        VALUE
                                        -----------  -----------
Due in one year or less                 $   690,980  $   697,654
Due after one year through five years     3,895,607    4,095,717
Due after five years through ten years    5,921,147    6,237,738
Due after ten years                       5,880,516    7,228,618
                                        -----------  -----------
                                         16,388,250   18,259,727
Mortgage-and asset-backed securities      6,971,573    7,220,913
                                        -----------  -----------
     Total                              $23,359,823  $25,480,640
                                        ===========  ===========

          Actual maturities may differ from those scheduled as a result of prepayment by the issuers.



                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

     NET INVESTMENT INCOME
     YEAR ENDED DECEMBER 31

                                        1998           1997
                                     -----------   -----------
Bonds                                $ 1,767,954   $ 1,725,432
Preferred stock                           20,451        11,715
Common stock                               9,025        47,007
Mortgage loans                           259,402       267,130
Real estate                               41,072        58,584
Policy loans                              37,783        35,606
Short-term                                15,098        12,196
Other                                    (26,109)      (29,403)
                                     -----------   -----------
   Investment income                   2,124,676     2,128,267
  Investment expense                      74,777        73,631
                                     -----------   -----------
  Net investment income              $ 2,049,899   $ 2,054,636
                                     ===========   ===========

REALIZED CAPITAL GAINS
YEAR ENDED DECEMBER 31

                                         1998          1997
                                     -----------   -----------
Realized capital gains               $   412,846   $   209,090
Income tax expense                      (144,437)      (75,188)
                                     -----------   -----------
                                         268,409       133,902
Amount transferred to IMR               (119,546)      (65,404)
                                     -----------   -----------
Realized capital gains, after tax    $   148,863   $    68,498
                                     ===========   ===========

     Proceeds from sales of bonds were $3,331,162 and $2,482,982 in 1998 and 1997, respectively. Gross gains of $64,521 and $32,518 and gross losses of $28,436 and $28,754 were realized on sales of bonds during 1998 and 1997, respectively.

     INVESTMENT   CONCENTRATION  FOR  MUNICIPAL  BOND  AND  COMMERCIAL  MORTGAGE
PORTFOLIOS AND OTHER INVESTMENT INFORMATION

     The Company maintains a diversified portfolio of state and municipal bonds. The largest concentrations in the portfolio are presented below. Except for the following, holdings in no other state exceeded 5.0% of the portfolio at December 31, 1998 and 1997:

(% OF TOTAL STATE AND MUNICIPAL BONDS CARRYING VALUE)

                                                        1998         1997
                                                        ----         ----
          California                                    34.3%        34.5%
          Illinois                                      13.5         11.1
          Ohio                                          12.7         10.5
          New York                                      10.9         10.6
          Georgia                                        1.2          5.4

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

     The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The states with the largest portion of the commercial mortgage loan portfolio are listed below. Except for the following, holdings in no other state exceed 5.0% of the portfolio at December 31, 1998 and 1997:

           (% OF COMMERCIAL MORTGAGES CARRYING VALUE)
                                                      1998              1997
                                                      ----              ----
           California                                 23.0%             23.5%
           New York                                    9.5               9.9
           Illinois                                    7.7               7.3
           Florida                                     5.6               5.3
           Connecticut                                 5.0               4.4
           Texas                                       4.9               6.2
           Pennsylvania                                4.8               5.6

         The types of properties collateralizing the commercial mortgage loans at December 31, are as follows:

           (% OF COMMERCIAL MORTGAGES CARRYING VALUE)
                                                      1998              1997
                                                      ----              ----
           Retail                                     30.8%             33.2%
           Office buildings                           28.1              24.4
           Warehouse                                  16.4              18.8
           Apartment complexes                        16.8              16.9
           Industrial                                  2.5               2.4
           Other                                       5.4               4.3
                                                     -----             -----
                                                     100.0%            100.0%
                                                     =====             =====

     The contractual maturities of the commercial mortgage loan portfolio as of December 31, 1998, for loans that were not in foreclosure are as follows:

                        NUMBER OF LOANS         STATEMENT VALUE        PERCENT
                        ---------------         ---------------        -------

           1999               35                $   189,048             5.7%
           2000               48                    299,385             9.1
           2001               56                    259,333             7.9
           2002               43                    210,589             6.4
           2003               50                    265,197             8.1
           Thereafter        371                  2,067,595            62.8
                             ---                -----------           -----
               Total         603                $ 3,291,147           100.0%
                             ===                ===========           =====

     In 1998, $308,652 of commercial mortgage loans were contractually due. Of these, 55.7% were paid as due, 32.7% were refinanced at prevailing market terms, 3.0% were foreclosed or are in the process of foreclosure, and 8.6% were in the process of refinancing or restructuring discussions.

     At December 31, 1998 statement value of investments, excluding common stock, that were non-income producing during 1998, was $100.

     At December 31, 1998, bonds with a statement value of $62,469 were on deposit with regulatory authorities as required by law.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

($ in thousands)

6.   FINANCIAL INSTRUMENTS

     In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including reinsurance recoverables) and liabilities (including policy benefit and other insurance reserves) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments, including accrued investment income, cash and claims payments outstanding are generally of a short-term nature. It is assumed that their carrying value approximates fair value.

     FINANCIAL ASSETS

     The statement value and fair value of financial assets at December 31, are as follows:


                                        1998                      1997
                               ------------------------  ------------------------
                                STATEMENT      FAIR        STATEMENT     FAIR
                                  VALUE       VALUE         VALUE        VALUE
                                  -----       -----         -----        -----

Bonds                          $23,359,823  $25,480,640  $22,487,471  $24,315,518
Preferred stocks                   294,478      325,954      231,794      271,468
Common stocks                      428,034      428,034      443,135      443,135
Mortgage loans on real estate    3,316,556    3,548,495    2,987,144    3,163,241
Short-term investments             420,013      420,013      102,178      102,178
Policy loans                       570,001      570,001      528,367      528,367
Assets related to
  Separate Accounts             10,877,884   10,877,884    8,207,364    8,207,364


Statement value and fair value include the effects of derivative financial instruments where applicable.

     Fair values for bonds are based upon the prices reported in the NAIC Valuation of Securities Manual. External pricing sources are used for those securities in which NAIC prices are unlisted. Non-quoted securities are valued based on discounted cash flows using current interest rates for similar securities. Common and preferred stocks are valued based principally on quoted market prices. Non-combined subsidiaries are valued at book value. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. Short-term investments are highly liquid investments with maturities of less than one year whose statement value approximates fair value.

     The statement value of policy loans approximates its fair value. Assets related to Separate Accounts are carried in the combined statements of financial position at fair value based on quoted market prices.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory Basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

FINANCIAL LIABILITIES

         The statement value and fair value of financial liabilities at December 31, are as follows:

                                                   1998                     1997
                                        ------------------------  ------------------------

                                          STATEMENT     FAIR        STATEMENT     FAIR
                                           VALUE        VALUE        VALUE        VALUE
                                           -----        -----        -----        -----

Reserves for investment contracts       $15,622,197  $15,742,617  $15,431,332  $15,670,481
Liabilities related to
   Separate Accounts                     10,877,884   10,877,884    8,207,364    8,207,364


     The fair value of benefit reserves for non-life contingent annuity products
("reserves for investment contracts") is based on the terms of the underlying contracts. Reserves on investment contracts with no stated maturities (single premium and flexible premium deferred annuities) are valued at the account balance less surrender charges. The fair value of immediate annuities and annuities without life contingencies with fixed terms is estimated using discounted cash flow calculations based on interest rates currently offered for contracts with similar terms and durations. Liabilities related to Separate
Accounts are carried at the fair value of the underlying assets.

     DERIVATIVE FINANCIAL INSTRUMENTS

     Derivative financial instruments include swaps, futures, forwards and options, including caps and floors. The Company primarily uses derivative financial instruments to reduce its exposure to market risk (principally interest rate, equity price and foreign currency risk), in conjunction with asset/liability management. The Company does not hold or issue these instruments for trading purposes.

     The following table summarizes the contract or notional amount, credit exposure, fair value and carrying value of the Company's derivative financial instruments at December 31, as follows:

                                                                              1998
                                                 ---------------------------------------------------------------
                                                     CONTRACT/                                       STATEMENT
                                                     NOTIONAL        CREDIT          FAIR          VALUE ASSETS/
                                                      AMOUNT        EXPOSURE         VALUE         (LIABILITIES)
                                                 --------------  --------------  --------------   --------------
INTEREST RATE CONTRACTS
Interest rate swap agreements
  Pay floating rate, receive fixed rate          $      413,443  $       18,099  $       27,471   $           --
  Pay fixed rate, receive floating rate                 960,069              --         (31,966)              --
  Pay floating rate, receive floating rate               72,700              --            (501)              --
Financial futures and forward contracts                 127,200              --            (108)             835
Euro Dollars Futures                                    100,000               2               2               --
Interest rate cap and floor agreements                3,044,000           2,757           2,757            4,858
                                                 --------------  --------------   --------------  --------------
     Total interest rate contracts                    4,717,412          20,858          (2,345)           5,693
                                                 --------------  --------------   --------------  --------------
EQUITY AND COMMODITY CONTRACTS
Commodity and total return swap agreements               97,772             264             264             --
Options, warrants and financial futures                 625,299         206,628         206,628          160,762
                                                 --------------  --------------   --------------  --------------
     Total equity and commodity contracts               723,071         206,892         206,892          160,762
                                                 --------------  --------------   --------------  --------------
FOREIGN CURRENCY CONTRACTS
Foreign currency swap agreements                         78,716            --            (3,205)            --
                                                 --------------  --------------   --------------  --------------
     Total derivative financial instruments      $    5,519,199  $      227,750  $      201,342   $      166,455
                                                 ==============  ==============   ==============  ==============


                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

($ in thousands)
                                                                           1997
                                                 --------------------------------------------------
                                                 Contract/                             Statement
                                                  Notional     Credit        Fair      Value Assets/
                                                  Amount      Exposure       Value    (Liabilities)
                                                 ----------  ----------   ----------  -------------
INTEREST RATE CONTRACTS
Interest rate swap agreements
  Pay floating rate, receive fixed rate          $  430,528  $   13,543   $   20,303   $        -
  Pay fixed rate, receive floating rate             496,241           -      (14,127)           -
  Pay floating rate, receive floating rate          115,330           -       (1,024)           -
Financial futures and forward contracts             126,300           -         (181)       (814)
Interest rate cap and floor agreements            3,474,250       3,975        3,975        7,221
                                                 ----------  ----------   ----------   ----------
     Total interest rate contracts                4,642,649      17,518        8,946        6,407
                                                 ----------  ----------   ----------   ----------
EQUITY AND COMMODITY CONTRACTS
Commodity and total return swap agreements           12,000           -        (737)        --
Options, warrants and financial futures             850,929     244,024      244,024      202,409
                                                 ----------  ----------   ----------   ----------
     Total equity and commodity contracts           862,929     244,024      243,287      202,409
                                                 ----------  ----------   ----------   ----------
FOREIGN CURRENCY CONTRACTS
Foreign currency swap agreements                     48,093           -       (2,363)           -
                                                 ----------  ----------   ----------   ----------
     Total derivative financial instruments      $5,553,671  $  261,542   $  249,870   $  208,816
                                                 ==========  ==========   ==========   ==========

     The contract or notional amounts are used to calculate the exchange of contractual payments under the agreements and are not representative of the potential for gain or loss on these agreements.

     Credit exposure represents the Company's potential loss if all of the counterparties failed to perform under the contractual terms of the contracts and all collateral, if any, became worthless. This exposure is measured by the fair value of contracts with a positive fair value at the reporting date reduced by the effect, if any, of master netting agreements.

     The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. To date, the Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance.

     Fair value is the estimated amount that the Company would receive (pay) to terminate or assign the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer and exchange quotes are utilized to value the Company's derivatives.

     INTEREST RATE SWAP AGREEMENTS involve the exchange, at specified intervals, of interest payments calculated by reference to an underlying notional amount. The Company generally enters into swap agreements to change the interest rate characteristics of existing assets to more closely match the interest rate characteristics of the corresponding liabilities.

     The Company did not record any material deferred gains or losses on swaps nor realize any material gains or losses on swap terminations in 1998 or 1997.

     The Company paid a weighted average floating interest rate of 5.6% and received a weighted average fixed interest rate of 6.8% in 1998. The Company paid a weighted average fixed interest rate of 6.5% and received a weighted average floating interest rate of 6.0% in 1998.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

     FINANCIAL FUTURES AND FORWARD CONTRACTS are commitments to either purchase or sell designated financial instruments at a future date for a specified price or yield. They may be settled in cash or through delivery. As part of its asset/liability management, the Company generally utilizes futures and forward contracts to manage its market risk related to equity securities, and anticipatory investment purchases and sales, as well as to reduce market risk associated with certain annuity contracts. Futures and forwards used as hedges of anticipatory transactions pertain to identified transactions which are probable to occur and are generally completed within 90 days. Futures contracts have limited off-balance-sheet credit risk as they are executed on organized exchanges and require security deposits, as well as the daily cash settlement of margins.

     INTEREST RATE CAP AND FLOOR AGREEMENTS give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, applied to a notional amount. The Company purchases interest rate cap and floor agreements to reduce its exposure to rising or falling interest rates relative to certain existing assets and liabilities in conjunction with asset/liability management.

     COMMODITY SWAP AGREEMENTS involve the exchange of floating-rate interest payments for the total return on a commodity index. The Company enters into commodity swap transactions to mitigate market risk on the fixed income and equity securities portfolios.

     EQUITY-INDEXED OPTION CONTRACTS provide returns based on a specified equity index applied to the option's notional amount. The Company purchases and writes equity-indexed options to achieve equity appreciation or to reduce the market risk associated with certain annuity contracts. Where required, counterparties post collateral to minimize credit risk.

     EQUITY-INDEXED FINANCIAL FUTURES provide returns based on a specific equity index applied to the futures' contract amount. The Company utilizes equity-indexed futures to reduce the market risk associated with certain annuity contracts.

     DEBT WARRANTS provide the right to purchase a specified new issue of debt at a predetermined price. The Company purchases debt warrants to protect against long-term call risk.

     FOREIGN CURRENCY CONTRACTS involve the future exchange or delivery of foreign currency on terms negotiated at the inception of the contract. The
Company enters into these agreements primarily to manage the currency risk associated with investing in foreign securities.

     Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments that the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. The Company mitigates this risk through established risk control limits set by senior management. In addition, the change in the value of the Company's derivative financial instruments designated as hedges are generally offset by changes in the value of the related assets and liabilities.

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
     A summary of the contractual amounts and fair values of off-balance-sheet financial instruments at December 31, follows:

                                               1998                    1997
                                      ---------------------    ------------------------
                                      CONTRACTUAL   FAIR        CONTRACTUAL    FAIR
                                       AMOUNT       VALUE         AMOUNT      VALUE
                                      --------    -------        --------     -------

Commitments to invest                 $ 34,126       N/A        $  18,208         N/A
Commitments to extend mortgage loans    87,000       870          111,305       1,113
Credit guarantees                       92,778         -           96,714           -


                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)

     Except for credit guarantees, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.

     Commitments to invest generally represent commitments to acquire financial interests or instruments. The Company enters into these agreements to allow for additional participation in certain limited partnership investments. Because the equity investments in the limited partnerships are not actively traded, it is not practicable to estimate the fair value of these commitments.

     Commitments to extend mortgage loans are agreements to lend to a borrower, provided there is no violation of any condition established in the contract. The Company enters these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. Commitments to extend mortgage loans, which are secured by the underlying properties, are valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.

     Financial guarantees represent conditional commitments to repurchase notes from a creditor upon default of the debtor. The Company enters into these agreements primarily to provide financial support for certain equity investees. Financial guarantees are valued based on estimates of payments that may occur over the life of the guarantees. At December 31, 1998 and 1997, there were no guarantees outstanding.

     Credit guarantees written represent conditional commitments to exchange identified AAA or AA rated credit risk for identified A rated credit risk upon bankruptcy or other event of default of the referenced credits. The Company receives fees for assuming the referenced credit risks, which are reported in net investment income when earned over the lives of the commitments. The Company enters into these transactions in order to achieve higher yields than if the referenced credits were directly owned.

     The Company's maximum amount at risk, assuming bankruptcy or other default of the referenced credits and the value of the referenced credits become worthless, is the fair value of the identified AAA or AA rated securities. The identified AAA or AA rated securities had a fair value of $95,233 at December 31, 1998. The Company includes the impact of credit guarantees in its analysis of credit risk, and the referenced credits were current with respect to their contractual terms at December 31, 1998.

7.   INCOME TAXES

     The Company joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Company pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

     Prior to Sears, Roebuck and Co's ("Sears") distribution ("Sears distribution") on June 30, 1995 of its 80.3% ownership in the Corporation to Sears shareholders, the Allstate Group,including the Company, joined with Sears and its domestic business units (the "Sears Group")in the filing of a consolidated federal income tax return (the Sears Tax Group") and were parties to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company, through the Corporation, paid to or received from the Sears Group the amount, if any, by which the Sears Tax Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

($ in thousands)

     As a result of the Sears distribution, the Allstate Group was no longer included in the Sears Tax Group, and the Tax Sharing Agreement was terminated. Accordingly, the Allstate Group and Sears Group entered into a new tax sharing agreement, which adopts many of the principles of the Tax Sharing Agreement and governs their respective rights and obligations with respect to federal income taxes for all periods prior to the Sears distribution, including the treatment of audits of tax returns for such periods.

     The Internal Revenue Service ("IRS") has completed its review of the Allstate Group's federal income tax returns through the 1993 tax year. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or results of operations of the Company.

     The Company paid income taxes of $250,673 and $193,951 in 1998 and 1997, respectively. The Company had income taxes payable of $30,813 and $31,260 at December 31, 1998 and 1997, respectively.

     Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 1998, $94,262, will result in federal income taxes payable of $32,992 if distributed to the Corporation. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since the Tax Reform Act of 1984.

     A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:
                                                             1998        1997
                                                             ----        ----
     Statutory federal income tax rate                       35.0%       35.0 %
     Deferred acquisition costs                               2.8         3.3
     Investment related items                                (5.3)       (2.6)
     Net difference between statutory and tax basis reserves  0.8         1.2
     Intangibles related to acquisitions                      2.9           -
     Other                                                   (3.1)       (1.9)
                                                             ----        ----
     Effective federal income tax rate                       33.1 %      35.0 %
                                                             =====       ====
8.   BENEFIT PLANS

     PENSION PLANS AND OTHER POSTRETIREMENT PLANS

     Defined benefit pension plans, sponsored by AIC, cover domestic and Canadian full-time employees and certain part-time employees. Benefits under the pension plans are based upon the employee's length of service, average annual compensation and estimated social security retirement benefits. AIC's funding policy for the pension plans is to make annual contributions in accordance with accepted actuarial cost methods. The cost to the Company for participation in the plans was $9,906 and $10,603 in 1998 and 1997, respectively.

     AIC provides certain health care and life insurance benefits for retired employees. Qualified employees may become eligible for these benefits if they retire in accordance with AIC's established retirement policy and are continuously insured under AIC's group plans or other approved plans for ten or more years prior to retirement. AIC shares the cost of the retiree medical benefits with retirees based on years of service, with AIC's share being subject to a 5% limit on annual medical cost inflation after retirement. AIC's post-retirement benefit plans currently are not funded. AIC has the right to modify or terminate these plans. Total unfunded postretirement benefit obligation amounted to $313,984 and $261,720 at December 31, 1998 and 1997, respectively.

                         ALLSTATE LIFE INSURANCE COMPANY
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                (Statutory basis)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
($ in thousands)


   PROFIT SHARING FUND

     Employees of the Corporation are also eligible to become members of The Savings and Profit Sharing Fund of Allstate Employees ("Allstate Plan"), sponsored by the Corporation. The Corporation's contributions are based on its matching obligation and the Corporation's operating results performance.

     The Company's defined contribution to the Allstate Plan was $2,941 and $2,650 in 1998 and 1997, respectively.

9.   DIVIDENDS

     The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The payment of shareholder dividends by insurance companies without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that ALIC can distribute during 1999 without prior approval of the Illinois Department of Insurance is $353,331.

10.   LINES OF CREDIT

     ALIC, along with the Corporation and AIC, maintains a bank line of credit totaling $1,500,000 which expires on December 20, 2001. The bank line provides for loans at a spread above prevailing referenced interest rates. ALIC, the Corporation and AIC pay commitment fees in connection with the line of credit. As of December 31, 1998, no amounts were outstanding under the bank line of credit.

11.  LEASE COMMITMENTS

     The Company leases certain office facilities and computer equipment. Total rent expense for all leases was $2,564 and $1,931 in 1998 and 1997, respectively. Minimum rental commitments under non-cancelable operating leases with an initial or remaining term of more than one year as of December 31, are as follows:

                                                 1998
                                                 ----
             1999                              $2,633
             2000                               2,425
             2001                                 939
             2002                                 782
             2003                                  36
             Thereafter                           276
                                               ------
                                               $7,091
                                               ======


                                      * * *

                                     Part C

                                Other Information

24A. Financial Statements

Allstate Life Insurance Company Financial  Statements and Financial Schedule.

24B. Exhibits

The following exhibits, correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

(1) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing establishment of the Allstate Financial Advisors Separate Account I 2/

(2)  Not Applicable

(3) Underwriting Agreement among Allstate Life Insurance Company, Allstate Financial Advisors Separate Account, and Allstate Life Financial Services, Inc.3/

(4)  Form of Contract and Certificate Amendments 2/

(5)  Form of Application for a Contract3/

(6)(a) Articles of Incorporation of Allstate Life Insurance Company 1/

   (b) By-laws of Allstate Life Insurance Company 1/

(7)  Not applicable

(8)(a) Form of Participation Agreement among AIM Variable Insurance Funds, Inc., AIM Distributors, and Allstate Life Insurance Company 3/

     (b) Form of Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company, and Allstate Life Insurance Company 3/

     (c) Form of Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., and Allstate Life Insurance Company 3/

     (d) Form of Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation, and Allstate Life Insurance Company 3/

     (e) Form of Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and Allstate Life Insurance Company 3/

     (f) Form of Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Distributors, Inc., Van Kampen Asset Management, Inc., and Allstate Life Insurance Company 3/

(9) Opinion of Michael J. Velotta, Vice President, Secretary and General Counsel of Allstate Life Insurance Company 3/

(10)(a) Consent of Deloitte & Touche LLP 3/

    (b) Consent of Sutherland Asbill & Brennan LLP 3/

(11) Not applicable

(12) Not applicable

(13) Performance Data Calculations 4/

(14) Not applicable

(15) Powers of Attorney 2/ 3/

1/ Incorporated herein by reference to Depositor's Form N-4 Registration Statement filed with the SEC via EDGARLINK on February 9, 1999 (File No. 333-72017, 811-09227).

2/ Incorporated herein by reference to Registrant's Form
N-4  Registration  Statement filed with the SEC via EDGARLINK on May 3, 1999.

3/ Filed herewith.

4/ To be filed subsequent amendment.

25.    Directors And Officers Of The Depositor

Name and Principal                          Position and Office With
Business Address                            Depositor of The Account

Louis G. Lower, II                          Director and Chairman
Thomas J. Wilson, II                        Director and President
Michael J. Velotta                          Director, Vice President, Secretary
                                                  and General Counsel
John L. Carl                                Director
Marla G. Friedman                           Director and Vice President
Robert W. Gary                              Director
Peter H. Heckman                            Director and Vice President
Phillip E. Lawson                           Director
Edward M. Liddy                             Director
John C. Lounds                              Director and Vice President
Robert W. Pike                              Director
Timothy H. Plohg                            Director and Vice President
Kevin R. Slawin                             Director and Vice President
Casey J. Sylla                              Director and Chief Investment Officer
Charles F. Thalheimer                       Director and Vice President
B. Eugene Wraith                            Director
Karen C. Gardner                            Vice President
Thomas A. McAvity, Jr.                      Vice President
Mary J. McGinn                              Vice President and Assistant Secretary
Samuel H. Pilch                             Controller
James P. Zils                               Treasurer
C. Nelson Strom                             Assistant Vice President and Corporate Actuary
Patricia W. Wilson                          Assistant Vice President, Assistant Secretary
                                                  and Assistant Treasurer
Denis Bailey                                Assistant Vice President
Richard L. Baker                            Assistant Vice President
D. Steven Boger                             Assistant Vice President
Lawrence W. Dahl                            Assistant Vice President
Sarah R. Donahue                            Assistant Vice President
Douglas F. Gaer                             Assistant Vice President
Brent H. Hamann                             Assistant Vice President
John R. Hunter                              Assistant Vice President
Ronald Johnson                              Assistant Vice President
Robert Park                                 Assistant Vice President
Barry S. Paul                               Assistant Vice President
Robert E. Rich                              Assistant Vice President
Robert N. Roeters                           Assistant Vice President
Leonard G. Sherman                          Assistant Vice President
Linda L. Shumilas                           Assistant Vice President
Robert E. Transon                           Assistant Vice President
Timothy N. Vander Pas                       Assistant Vice President
G. Craig Whitehead                          Assistant Vice President
Laura R. Zimmerman                          Assistant Vice President
Joanne M. Derrig                            Assistant Secretary and Chief
                                                 Compliance Officer
Emma M. Kalaidjian                          Assistant Secretary
Paul N. Kierig                              Assistant Secretary
Brenda D. Sneed                             Assistant Secretary and Assistant
                                                 General Counsel
Nancy M. Bufalino                           Assistant Treasurer

The principal business address of the foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26.  Persons Controlled By Or Under Common Control With Depositor Or Registrant

Information in response to this item is incorporated by reference to the Form 10-K Annual Report of The Allstate Corporation, File #1-11840 (March 26, 1999).

27.  Number Of Contract Owners

Registrant intends to begin operations shortly after the effective date of this Registration Statement. As of the date hereof there are no contract owners.

28.  Indemnification

The by-laws of Allstate Life Insurance Company (Depositor) provide for the indemnification of its Directors, Officers and Controlling Persons, against expenses, judgements, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29A.  Relationship Of Principal Underwriter To Other Investment Companies

         The Fund's principal underwriter, Allstate Life Financial Services, Inc., currently acts as a principal underwriter, depositor, sponsor, or investment adviser for the following entities:

         -        Glenbrook Life and Annuity Company Separate Account A
         -        Glenbrook Life Multi-Manager Variable Account
         -        Glenbrook Life and Annuity Company Variable Annuity Account
         -        Glenbrook Life Variable Life Separate Account B
         -        Allstate Life of New York Separate Account A
         -        Glenbrook Life AIM Variable Life Separate Account A
         -        Glenbrook Life Scudder Variable Account (A)
         -        Glenbrook Life Variable Life Separate Account A
         -        Allstate Life Insurance Company Separate Account A

29B.  Principal Underwriter

         Following are the names, business addresses, positions, and offices of each director, officer or partner of the principal underwriter:


Name and Principal Business                                      Positions and Offices
Address of Each Such Person                                      with Underwriter

Louis G. Lower, II                                                     Director
Kevin R. Slawin                                                        Director
Michael J. Velotta                                                     Director and Secretary
Thomas J. Wilson II                                                    Director
John R. Hunter                                                         Director and President, Chief Executive Officer
Janet M. Albers                                                        Vice President and Controller
Brent H. Hamann                                                        Vice President
Andrea J. Schur                                                        Vice President
Terry Young                                                            General Counsel and Assistant Secretary
James P. Zils                                                          Treasurer
Lisa A. Burnell                                                        Ass't Vice President & Compliance Officer
Robert N. Roeters                                                      Assistant Vice President
Emma M. Kalaidjian                                                     Assistant Secretary
Brenda D. Sneed                                                        Assistant Secretary
Gregory C. Sernett                                                     Assistant Secretary
Nancy M. Bufalino                                                      Assistant Treasurer


The principal business address of Allstate Life Financial Services, Inc. is 3100 Sanders Road, Northbrook, Illinois 60062.


29C.    Compensation of Principal Underwriter

         Underwriter compensation during fiscal year ended December 31, 1998:

               (1)                            (2)                    (3)                 (4)                  (5)
                                       NET UNDERWRITING          REDEMPTION        COMPENSATION ON         BROKERAGE
                                                                 ----------
                                   DISCOUNTS AND COMMISSIONS                          COMMISSION         COMPENSATION
  NAME OF PRINCIPAL UNDERWRITER
                                             None                   None                 None                None
     Allstate Life Financial
         Services, Inc.


30.  Location Of Accounts And Records

The Depositor, Allstate Life Insurance Company, is located at 3100 Sanders Road, Northbrook, Illinois 60062.

The Distributor, Allstate Life Financial Services, Inc., is located at 3100 Sanders Road, Northbrook, Illinois 60062.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

31.  Management Services

None.

32.  Undertakings

Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information. Finally, Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

33.  Representations Pursuant To Section 403(B) Of The Internal Revenue Code

The Company represents that it is relying upon the letter, dated November 28, 1988, from the Commission staff to the American Council of Life Insurance and that it intends to comply with the provisions of paragraphs 1-4 of that letter.

34.  Representation Regarding Contract Expenses

Allstate Life Insurance Company ("Allstate Life") represents that the fees and charges deducted under the Contracts described in the prospectus included in this Registration Statement (as amended or supplemented), in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life.

                                   Signatures

As required by the Securities Act of 1933 and the Investment Company Act of 1940, Registrant, Allstate Financial Advisors Separate Account I, has caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Township of Northfield, State of Illinois, on the 2nd day of July, 1999.

                           Allstate Financial Advisors
                               Separate Account I
                                  (Registrant)

                       By: Allstate Life Insurance Company
                                   (Depositor)
(SEAL)

Attest: /s/Brenda D. Sneed                By: /s/Michael J. Velotta
             Brenda D. Sneed                    Michael J. Velotta
             Assistant Secretary and            Vice President, Secretary and
             Assistant General Counsel                  General Counsel

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been duly signed below by the following Directors and Officers of Allstate Life Insurance Company on the 2nd day of July, 1999.

*/LOUIS G. LOWER, II              Chairman of the Board and Director
____________________              (Principal Executive Officer)
Louis G. Lower, II

/s/MICHAEL J. VELOTTA             Vice President, Secretary, General
____________________                  Counsel and Director
Michael J. Velotta

*/THOMAS J. WILSON, II            President and Director
____________________              (Principal Operating Officer)
Thomas J. Wilson, II

*/KEVIN R. SLAWIN                 Vice President and Director
____________________              (Principal Financial Officer)
Kevin R. Slawin

*/CASEY J. SYLLA                  Chief Investment Officer and Director
--------------------
Casey J. Sylla

*/SAMUEL H. PILCH                 Controller
____________________              (Principal Accounting Officer)
Samuel H. Pilch


*/MARLA G. FRIEDMAN               Vice President and Director
--------------------
Marla G. Friedman

*/PETER H. HECKMAN                Vice President and Director
--------------------
Peter H. Heckman

*/JOHN C. LOUNDS                  Vice President and Director
--------------------
John C. Lounds

*/TIMOTHY H. PLOHG                Vice President and Director
--------------------
Timothy H. Plohg

*/ By Michael J. Velotta, pursuant to Powers of Attorney filed herewith.

Exhibit Index

(3) Underwriting Agreement among Allstate Life Insurance Company, Allstate Financial Advisors Separate Account, and Allstate Life Financial Services, Inc.

(5)  Form of Application for a Contract

(8)(a) Form of Participation among AIM Variable Insurance Funds, Inc., AIM Distributors, and Allstate Life Insurance Company

     (b) Form of Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company, and Allstate Life Insurance Company

     (c) Form of Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., and Allstate Life Insurance Company

     (d) Form of Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation, and Allstate Life Insurance Company

     (e) Form of Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and Allstate Life Insurance Company

     (f) Form of Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Distributors, Inc., Van Kampen Asset Management, Inc., and Allstate Life Insurance Company

(9) Opinion of Michael J. Velotta, Vice President, Secretary and General Counsel of Allstate Life Insurance Company

(10)(a) Consent of Deloitte & Touche LLP

     (b) Consent of Sutherland Asbill and Brennan LLP

(15) Power of Attorney for Samuel H. Pilch